

# 2023 Proxy Statement

# and

# 2022 Annual Report



**April 26, 2023**

To Our Stockholders:

You are cordially invited to attend the 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Joby Aviation, Inc., on June 22, 2023 at 10:30 a.m. Pacific Time. The Annual Meeting will be a completely virtual meeting, conducted via live audio webcast. You will be able to attend and participate in the Annual Meeting online, submit questions during the meeting and vote your shares electronically.

The matters expected to be acted upon at the Annual Meeting are described in the accompanying Notice of Annual Meeting of Stockholders and proxy statement. The Annual Meeting materials include the notice, the proxy statement, our annual report and the proxy card.

You will receive a Notice of Internet Availability of Proxy Materials (the "Notice") which we expect to mail on or about April 26, 2023, unless you have previously requested to receive our proxy materials in paper form. To ensure your representation at the Annual Meeting, please vote as soon as possible by following the instructions set forth in the Notice. Alternatively, you may follow the procedures outlined in the Notice to request a paper proxy card to submit your vote by mail. If you decide to attend the Annual Meeting, you will be able to vote online, even if you have previously submitted your proxy.

**Your vote is important. Whether or not you expect to attend and participate in the Annual Meeting, please submit your proxy by following the instructions in the Notice, or if you asked to receive the proxy materials in paper form, please vote electronically via the Internet or by telephone, or complete, sign and date the proxy card and return it in the postage paid envelope provided.**

Sincerely,

*JoeBen*

*Chief Executive Officer*

> **IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON JUNE 22, 2023: THE PROXY STATEMENT, PROXY CARD AND ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022 ARE AVAILABLE FREE OF CHARGE AT www.proxyvote.com.**

# JOBY AVIATION, INC.

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
## TO BE HELD ON JUNE 22, 2023

**Time and Date:** June 22, 2023 at 10:30 a.m. Pacific Time.

**Place:** You will be able to attend the Joby Aviation, Inc. Annual Meeting online and submit your questions during the meeting by visiting *www.virtualshareholdermeeting.com/JOBY2023* and entering the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials.

**Purpose:**

1. Elect the three Class II directors listed in the accompanying proxy statement, each to serve a three-year term expiring at the 2026 annual meeting of stockholders and until such director's successor is elected and qualified or until such director's earlier death, resignation, disqualification or removal.

2. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

3. Approve, in a non-binding advisory vote, the compensation of the Company's named executive officers (the "Say-on-Pay Vote").

4. Consider a non-binding advisory vote on the frequency with which the Company will hold the Say-on-Pay Vote.

5. Transact any other business that may properly come before the Annual Meeting or any continuation, adjournment or postponement of the Annual Meeting.

**Record Date:** Only stockholders of record at the close of business on April 24, 2023 are entitled to notice of, and to vote at, the Annual Meeting and any continuation, postponement or adjournment thereof.

**Proxy Voting:** Holders of our common stock are entitled to one vote for each share held as of the record date.

For questions regarding your stock ownership, you may contact us through our Investor Relations section of our website at *ir.jobyaviation.com* or, if you are a registered holder, contact our transfer agent, Continental Stock Transfer & Trust Company, through its website at www.continentalstock.com or by phone at (212) 509-4000.

By Order of the Board of Directors,



JoeBen Bevirt
*Chief Executive Officer*

# TABLE OF CONTENTS

**JOBY AVIATION, INC.**

**333 Encinal Street**
**Santa Cruz, CA 95060**

**PROXY STATEMENT**
**2023 ANNUAL MEETING OF STOCKHOLDERS**
**TO BE HELD ON JUNE 22, 2023**

# INFORMATION ABOUT SOLICITATION AND VOTING

The accompanying proxy is solicited on behalf of the board of directors of Joby Aviation, Inc., for use at Joby's 2023 Annual Meeting of Stockholders (the "Annual Meeting") to be held on June 22, 2023 at 10:30 a.m. Pacific Time via live audio webcast on the internet at *www.virtualshareholdermeeting.com/*JOBY2023.

# NOTE REGARDING 2021 BUSINESS COMBINATION

On August 10, 2021, we consummated the business combination (the "Merger"), contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 23, 2021, pursuant to which Joby Aero, Inc. ("Legacy Joby") was merged with and into a wholly-owned subsidiary of Reinvent Technology Partners ("RTP"). Legacy Joby survived as a wholly-owned subsidiary of RTP, which was renamed Joby Aviation, Inc. ("Joby Aviation").

Unless otherwise indicated or the context otherwise requires, references in this proxy statement to "we," "us," "the Company," "Joby" and "Joby Aviation" refer to the consolidated operations of Joby Aviation, Inc. and its subsidiaries. References to "Legacy Joby" refer to Joby Aero, Inc. prior to the Merger.

# INFORMATION ABOUT THIS PROXY STATEMENT

**Why you received this proxy statement**. You are viewing or have received these proxy materials because Joby's Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission ("SEC") and that is designed to assist you in voting your shares.

**Notice of Internet Availability of Proxy Materials**. As permitted by SEC rules, Joby is making this proxy statement and its 2023 Annual Report available to its stockholders electronically via the Internet. On or about April 26, 2023 (the "Notice Date"), we mailed to our stockholders of record and beneficial owners at the close of business on April 24, 2023 (the "Record Date") a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and our 2023 Annual Report and vote online. On the Notice Date, all stockholders and beneficial owners will have the ability to access, free of charge, all proxy materials on a website referred to in the Notice.

If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you specifically request them. The Notice instructs you on how to access and review all of the important information contained in the proxy statement and 2023 Annual Report. The Notice also instructs you on how you can submit your proxy over the Internet. If you received a Notice and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

**Printed Copies of Our Proxy Materials**. If you received printed copies of our proxy materials, instructions regarding how you can vote are contained on the proxy card included in the materials.

**Householding**. The SEC's rules permit us to deliver a single set of proxy materials to one address shared by two or more of our stockholders, unless we received contrary instructions from the impacted stockholders prior to the mailing date. This delivery method is referred to as "householding" and can result in significant cost savings as well as reduce the environmental impact of printing and mailing multiple sets of materials to the same location.

If you prefer to receive separate copies of the proxy materials, contact Broadridge Financial Solutions, Inc. at 1-866-540-7095 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will deliver promptly, upon written or oral request, a separate copy of the proxy materials to any stockholder who makes a request.

If you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future proxy materials for your household, please contact Broadridge at the above phone number or address.

# QUESTIONS AND ANSWERS ABOUT THE MEETING

**What is the purpose of the Annual Meeting?**

At the meeting, stockholders will act upon the proposals described in this Proxy Statement. In addition, following the formal portion of the meeting, management will be available to respond to questions from stockholders.

**What proposals are scheduled to be voted on at the meeting and how does the Board of Directors recommend that I vote on these proposals?**

| Proposal | | Board Recommendation |
|---|---|---|
| 1 | To elect Halimah DeLaine Prado, Paul Sciarra and Laura Wright as Class II directors, each to serve a three-year term expiring at the 2026 annual meeting of stockholders and until such director's successor is elected and qualified or until such director's earlier death, resignation, disqualification or removal. | FOR each of the nominees |
| 2 | Ratify the appointment of Deloitte & Touche LLP as Joby's independent registered public accounting firm for the fiscal year ending December 31, 2023. | FOR |
| 3 | To approve, in a non-binding advisory vote, the compensation of the Company's named executive officers (the "Say-on-Pay Vote"). | FOR |
| 4 | To consider, in a non-binding advisory vote, the frequency with which the Company will hold the Say-on-Pay Vote. | ANNUALLY |

We know of no other business that will be presented at the Annual Meeting. If any other matter properly comes before the stockholders for a vote at the Annual Meeting, however, the proxy holders named on the Company's proxy card will vote your shares in accordance with their best judgment.

**Who is entitled to vote at the Annual Meeting?**

The Record Date for the Annual Meeting is April 24, 2023. You are entitled to vote at the Annual Meeting only if you were a stockholder of record at the close of business on that date, or if you hold a valid proxy for the Annual Meeting. Each outstanding share of common stock is entitled to one vote for all matters to be voted on at the Annual Meeting. At the close of business on the Record Date, there were 630,684,813 shares of common stock outstanding and entitled to vote at the Annual Meeting.

**What is the difference between being a "record holder" and holding shares in "street name"?**

A record holder holds shares in their name. Shares held in "street name" are shares that are held in the name of a bank or broker on an individual's behalf.

**Am I entitled to vote if my shares are held in "street name"?**

If your shares are held by a bank or a brokerage firm, you are considered the "beneficial owner" of those shares held in "street name." If your shares are held in street name, these proxy materials are being provided to you by your bank or brokerage firm, along with a voting instruction card if you received printed copies of our proxy materials. As the beneficial owner, you have the right to direct your bank or brokerage firm how to vote your shares, and the bank or brokerage firm is required to vote your shares in accordance with your instructions. If your shares are held in street name and you would like to vote your shares at the Annual Meeting, you should contact your broker or other nominee to obtain a valid proxy from your broker or other nominee that gives you the right to vote the shares at the Annual Meeting.

**How do I vote if I am a record holder?**

If you are a stockholder of record, you may vote:

- Internet — You can vote over the Internet at *www.proxyvote.com* by following the instructions on the Notice or proxy card;

- Telephone — You can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card;

- Mail — You can vote by mail by signing, dating and mailing the proxy card, which you may have received by mail; or

- Electronically at the Meeting — If you attend the meeting online, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompanied your proxy materials to vote electronically during the meeting.

Internet and telephone voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time, on June 21, 2023. To participate in the Annual Meeting, including to vote via the Internet or telephone, you will need the 16-digit control number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials.

Whether or not you expect to attend the Annual Meeting online, we urge you to vote your shares as promptly as possible to ensure your representation and the presence of a quorum at the Annual Meeting. If you submit your proxy, you may still decide to attend the Annual Meeting and vote your shares electronically.

**Can I change my vote or revoke my proxy?**

Yes, you can change your vote or revoke your proxy at any time before the vote is taken.

If you are a record holder, you can change your vote by:

- submitting a duly executed proxy with a later date using any of the methods described above;

- providing written notice of revocation to Joby's Corporate Secretary at Joby Aviation, Inc., 333 Encinal Street, Santa Cruz, California 95060, prior to the Annual Meeting; or

- voting online at the Annual Meeting. Your attendance at the Annual Meeting will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote online at the Annual Meeting.

Please note that if your shares are held in street name and you wish to revoke a proxy or change your voting instructions, you must contact that firm.

**What is the quorum requirement for the Annual Meeting?**

The holders of a majority of the shares of our common stock issued and outstanding and entitled to vote at the Annual Meeting as of the Record Date must be present in person or by remote communication, or represented by proxy, at the Annual Meeting in order to conduct business at the Annual Meeting. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are present in person or by remote communication at the Annual Meeting or if you have properly submitted a proxy.

**What is the vote required for each proposal?**

- Proposal One: Each director shall be elected by a plurality of the votes cast, meaning that the three individuals nominated for election to our board of directors at the Annual Meeting receiving the highest number of "FOR" votes will be elected.

- Proposal Two: Ratification of the appointment of Deloitte & Touche LLP requires the affirmative vote of a majority of the votes cast, excluding abstentions and broker non-votes.

- Proposal Three: Approval of the non-binding advisory vote on the compensation of our named executive officers (the "NEOs") requires the affirmative vote of a majority of the votes cast, excluding abstentions and broker non-votes.

- - Proposal Four: The non-binding advisory vote on the frequency (every one year, every two years or every three years) of the advisory vote on the compensation of the Company's NEOs receiving the votes of the greatest number of votes cast will be considered as the selection of the Company's stockholders. Abstentions and broker non-votes will have no effect on the outcome of this vote.

**What is an "abstention" or a "vote withheld" and how will abstentions and votes withheld be treated?**

An "abstention," in the case of Proposals Two, Three or Four, or a "vote withheld," in the case of Proposal One, represents a stockholder's choice to decline to vote on a proposal. Abstentions and votes withheld will be counted as present and entitled to vote for purposes of determining a quorum. Abstentions and votes withheld will have no effect on the election of directors, the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm or the advisory votes on the compensation of our NEOs.

**What are broker non-votes and do they count for determining a quorum?**

Generally, broker non-votes occur when shares held by a broker in "street name" for a beneficial owner are not voted with respect to a particular proposal because the broker (1) has not received voting instructions from the beneficial owner and (2) lacks discretionary voting power to vote those shares. A broker is entitled to vote shares held for a beneficial owner on routine matters, such as the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm, without instructions from the beneficial owner of those shares. On the other hand, a broker is not entitled to vote shares held for a beneficial owner on non-routine matters, such as the election of directors, unless the broker has received voting instructions from the beneficial owner of such shares. Broker non-votes count for purposes of determining whether a quorum is present.

**If I submit a proxy, how will it be voted?**

When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the stockholder's instructions. If no specific instructions are given, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in the Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is postponed or adjourned, the proxy holders can vote your shares on the new meeting date as well, unless you have revoked your proxy instructions, as described under "Can I change my vote or revoke my proxy?"

**What does it mean if I receive more than one Notice or more than one set of proxy materials?**

It means that your shares are held in more than one account at the transfer agent and/or with banks or brokers. Please vote all of your shares. To ensure that all of your shares are voted, for each Notice or set of proxy materials, please submit your proxy by phone, via the Internet, or, if you received printed copies of the proxy materials, by signing, dating and returning the enclosed proxy card in the enclosed envelope.

**How can I attend and participate in the Annual Meeting?**

The Annual Meeting will be conducted via live audio webcast. You will only be able to attend and participate in the Annual Meeting online. You may attend and participate in the Annual Meeting by visiting: *www.virtualshareholdermeeting.com/JOBY2023*. To attend and participate in the Annual Meeting, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompanied your proxy materials. If your shares are held in street name, you should contact your bank or broker to obtain your 16-digit control number. If your shares are held in street name, and you would like to vote your shares online at the Annual Meeting, you must request and obtain a valid proxy from your bank or broker that gives you the right to vote the shares at the Annual Meeting.

The meeting webcast will begin promptly at 10:30 a.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 10:15 a.m., Pacific Time, and you should allow ample time for the check-in procedures.

As part of the Annual Meeting, we will hold a live Q&A session, during which we intend to answer questions submitted online during or prior to the meeting that are pertinent to the Company and the meeting matters, as time permits.

Only stockholders that have accessed the Annual Meeting as a stockholder (rather than a "Guest") will be permitted to submit questions during the Annual Meeting. We will not address questions that are, among other things:

- irrelevant to Joby's business or to the business of the Annual Meeting; or

- out of order or not otherwise suitable for the conduct of the Annual Meeting as determined by the Chair or Secretary in their reasonable judgment.

Additional information regarding the Q&A session will be available in the "Rules of Conduct" available on the Annual Meeting webpage for stockholders that have accessed the Annual Meeting by following the procedures outlined above.

**What if I have technical difficulties or trouble accessing the virtual meeting website?**

If you encounter any technical difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number posted at *www.virtualshareholdermeeting.com/JOBY2023*. Technical support will be available starting at 10:15 a.m., Pacific Time on June 22, 2023.

**How can I access  the proxy materials online?**

The Notice will provide you with instructions on how to:

- view our proxy materials for the meeting through the Internet; and

- instruct us to send our future proxy materials electronically by email.

If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

**Is there a list of stockholders entitled to vote at the Annual Meeting?**

The names of stockholders of record entitled to vote will be available for inspection by stockholders of record for ten (10) days prior to the meeting and during the Annual Meeting. If you are a stockholder of record and want to inspect the stockholder list, please send a written request to our Corporate Secretary at *investors@jobyaviation.com* to arrange for electronic access to the stockholder list.

**Who will tabulate the votes?**

A representative of Broadridge Financial Solutions, Inc. will serve as the Inspector of Elections and will tabulate the votes at the Annual Meeting.

**Where can I find the voting results of the Annual Meeting?**

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting.

**Who is soliciting my proxy and paying for the expense of solicitation?**

The proxy for the Annual Meeting is being solicited on behalf of our board of directors. We will pay the cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. We may, on request, reimburse brokerage firms and other nominees for their expenses in forwarding proxy materials to beneficial owners. In addition to soliciting proxies by mail, we expect that our directors, officers and employees may solicit proxies in person or by telephone or facsimile. None of these individuals will receive any additional or special compensation for doing this, although we may reimburse these individuals for their reasonable out-of-pocket expenses. We do not expect to, but have the option to, retain a proxy solicitor. If you choose to access the proxy materials or vote via the Internet or by phone, you are responsible for any Internet access or phone charges you may incur.

**When are stockholder proposals due for next year's meeting?**

Stockholders who intend to have a proposal considered for inclusion in our proxy materials for presentation at our 2024 Annual Meeting of Stockholders must submit the proposal to our Corporate Secretary at our offices at 333 Encinal

Street, Santa Cruz, CA 95060 in writing no later than December 27, 2023. Stockholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act of 1934, as amended (the "Exchange Act"), and related SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

Stockholders intending to present a proposal at the 2024 Annual Meeting of Stockholders, or to nominate a person for election as a director, but not to include the proposal in our proxy statement, must comply with the requirements set forth in our Bylaws. Our Bylaws require, among other things, that our Secretary receive written notice from the stockholder of record of their intent to present such proposal or nomination not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year's annual meeting. Therefore, we must receive notice of such a proposal or nomination for the 2024 Annual Meeting of Stockholders no earlier than February 22, 2024, and no later than March 24, 2024. The notice must contain all information required by the Bylaws, a copy of which is available upon request to our Secretary. If the date of the 2024 Annual Meeting of Stockholders is more than 30 days before or more than 60 days after June 22, 2024, then our Secretary must receive such written notice not earlier than the close of business on the 90th day prior to the 2024 Annual Meeting or, if later, the close of business on 10th day following the day on which we first publicly disclose the date of such meeting. In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 23, 2024.

In connection with the 2024 Annual Meeting of Stockholders, we intend to file a proxy statement and a WHITE proxy card with the SEC in connection with our solicitation of proxies for that meeting.

# BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

We have a strong commitment to good corporate governance practices. These practices provide an important framework within which our board of directors, its committees and our management can pursue our strategic objectives in order to promote the interests of our stockholders.

## Corporate Governance Guidelines

Our board of directors has adopted Corporate Governance Guidelines that set forth the composition and structure of our board of directors, responsibilities and expectations for directors, director independence standards, board committee structure and functions and other policies for the governance of our Company. Our Corporate Governance Guidelines are available without charge on the Investor Relations section of our website at *ir.jobyaviation.com*.

## Board Leadership Structure

Our board of directors has determined that it is in Joby's best interest to maintain a separate Executive Chairman and Chief Executive Officer. The board of directors believes that separating these roles enhances its independent oversight of management and the Company's strategic planning. Furthermore, the board believes a separate Chair can more effectively lead the board in objectively evaluating the performance of management, including the Chief Executive Officer.

## Our Board of Directors' Role in Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Although our board of directors does not have a standing risk management committee, it administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. Our board of directors and its committees focus on our general risk management strategy, including the most significant risks facing us over the short, intermediate and long-term, and oversee the implementation of risk management strategies by management. In addition, members of our board of directors are empowered and encouraged to recommend agenda items for meetings and to bring matters for discussion before the entire board of directors or during separate executive sessions of the non-management directors, including matters related to risk oversight.

In carrying out this responsibility the board of directors regularly discusses key areas of strategic risk with management, whether as separate agenda items or as they relate to other topics being considered by the board. For example, the board of directors regularly receives presentations from management on topics including progress toward certification and regulatory risk, safety, ESG, cybersecurity, legal, financial and other risks.

Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. The audit committee also monitors compliance with legal and regulatory requirements and assists our board of directors in fulfilling its oversight responsibilities with respect to risk management. Furthermore, the audit committee communicates quarterly with our independent registered public accounting firm, Deloitte & Touche LLP, about risks related to our internal controls and financial reporting process.

Our nominating and corporate governance committee assesses risks related to our corporate governance practices, the independence of our board of directors, board and committee composition and performance, and monitors the effectiveness of our governance guidelines.

Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. The compensation committee also ensures that our compensation philosophy aligns with our long-term strategy.

We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach.

**Composition of the Board of Directors**

Our business and affairs are managed under the direction of our board of directors. Our board of directors is divided into three classes with staggered, three-year terms. Our directors are divided among the three classes as follows:

- Class I directors (Michael Huerta, James Kuffner and Dipender Saluja), whose terms will expire at the 2025 annual meeting of stockholders;

- Class II directors (Halimah DeLaine Prado, Paul Sciarra and Laura Wright), whose terms will expire at the 2023 annual meeting of stockholders; and

- Class III directors (JoeBen Bevirt, Aicha Evans and Reid Hoffman), whose terms will expire at the 2024 annual meeting of stockholders.

Our directors may be removed only for cause and by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Company entitled to vote at an election of directors.

Under the Sponsor Agreement by and among the Company, Reinvent Sponsor, LLC ("Sponsor") and Reinvent Technology Partners, the parties thereto agreed to certain rights of the Sponsor with respect to board representation of the Company, including the appointment of Reid Hoffman as an initial Class III director of and the nomination of Michael Thompson as a Class III director following the first term of the Class III directors.

Under the Memorandum of Understanding, dated as of February 20, 2021, by and between Toyota Motor Corporation ("Toyota") and Legacy Joby (the "Toyota MOU"), the parties thereto agreed to certain rights of Toyota in connection with the collaboration agreement between Legacy Joby and Toyota. Under the MOU, Toyota has the right to designate for election to our board of directors up to one designee that, if elected, will result in such designee serving on the board of directors. We agreed to take all necessary actions to ensure that Toyota's designee is included in the slate of director nominees (including in any proxy statement or written consent relating to the election of directors) and to ensure that the election of Toyota's designee is recommended by our board of directors in such materials. If a person serving as Toyota's designee ceases to serve for any reason, Toyota may designate such person's successor and our board of directors will promptly fill the vacancy with such successor designee. The member of our board of directors who is currently serving as Toyota's designee is James Kuffner.

Under the Umbrella Agreement, dated October 7, 2022 (the "Delta Agreement"), by and between the Company and Delta Air Lines, Inc. ("Delta"), the parties agreed to work together in good faith to select a nominee for appointment to our board of directors. Upon the death, resignation, retirement, disqualification or removal from office of such individual, we agreed to work in good faith to select a replacement nominee. The member of our board of directors who is currently serving as Delta's designee is Michael Huerta.

**Director Independence**

As a result of our common stock being listed on the New York Stock Exchange ("NYSE"), we must comply with the applicable rules of such exchange in determining whether a director is independent. The board of directors undertook a review of the independence of the individuals named above, including the transactions contemplated under the Delta Agreement, and determined that each of Aicha Evans, Halimah DeLaine Prado, Reid Hoffman, Michael Huerta, Dipender Saluja and Laura Wright qualifies as "independent" as defined under the applicable NYSE rules.

**Committees of the Board of Directors**

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. We have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which operates under a written charter. Our board of directors may from time to time establish other committees.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Each of our standing committees operates pursuant to a written charter. Current copies of our committee charters are posted on our website, *ir.jobyaviation.com*, as required by applicable SEC and NYSE rules. The information on or available through any of such website is not deemed incorporated in this prospectus and does not form part of this prospectus.

### *Audit Committee*

Our audit committee consists of Aicha Evans, Halimah DeLaine Prado and Laura Wright, with Ms. Wright serving as the chair of the committee. Each member of our audit committee qualifies as an independent director under the NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. In addition, each member of our audit committee is financially literate. Our board of directors has determined that Ms. Wright qualifies as an "audit committee financial expert", as defined in Item 407(d)(5) of Regulation S-K, and possesses financial sophistication, as defined under the rules of the NYSE.

The audit committee's responsibilities include, among other things:

- appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

- discussing with our independent registered public accounting firm their independence from management;

- reviewing with our independent registered public accounting firm the scope and results of their audit;

- pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

- overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

- reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

- establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

### *Compensation Committee*

Our compensation committee consists of Aicha Evans and Laura Wright, with Ms. Evans serving as the chair of the committee. Ms. Evans and Ms. Wright are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. Ms. Evans and Ms. Wright are "independent" as defined under the applicable NYSE listing standards, including the standards specific to members of a compensation committee. We believe that the composition and functioning of our compensation committee meets the requirements for independence under the current NYSE listing standards.

The compensation committee's responsibilities include, among other things:

- reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of our Chief Executive Officer in light of these goals and objectives and setting or making recommendations to our board of directors regarding the compensation of our Chief Executive Officer;

- reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

- making recommendations to our board of directors regarding the compensation of our directors;

- reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

- *appointing and overseeing any compensation consultants*.

The compensation committee generally considers the Chief Executive Officer's recommendations when making decisions regarding the compensation of non-employee directors and executive officers (other than the Chief Executive Officer). Pursuant to the compensation committee's charter, the compensation committee has the authority to retain or obtain the advice of compensation consultants, legal counsel and other advisors to assist in carrying out its responsibilities. Before selecting any such consultant, counsel or advisor, the compensation committee reviews and considers the independence of such consultant, counsel or advisor in accordance with applicable NYSE rules. We must provide appropriate funding, as determined by the compensation committee, for payment of reasonable compensation to any advisor retained by the compensation committee.

**Compensation Consultants**

During 2022, the compensation committee engaged Compensia, Inc. ("Compensia"), as its independent outside compensation consultant. As requested by the compensation committee, Compensia's services to the compensation committee included advising on the development of the Company's peer group and providing support and analysis regarding executive and director compensation.

All executive compensation services provided by Compensia during 2022 were conducted under the direction or authority of the compensation committee, and all work performed by Compensia was pre-approved by the compensation committee. Neither Compensia nor any of its affiliates maintains any other direct or indirect business relationships with Joby or any of our subsidiaries. The compensation committee considered whether any work provided by Compensia raised any conflict of interest for services performed during 2022 and determined that it did not.

**Compensation Committee Interlocks and Insider Participation**

None of our executive officers currently serves, or has served during the last fiscal year, as a member of the board of directors or compensation committee of any entity, other than Joby, that has one or more executive officers serving as a member of our board of directors.

*Nominating and Corporate Governance Committee*

Our nominating and corporate governance committee consists of Reid Hoffman, Halimah DeLaine Prado and Dipender Saluja, with Ms. DeLaine Prado serving as the chair of the committee. Each member of our nominating and corporate governance committee is "independent" as defined under the applicable listing standards of NYSE and SEC rules and regulations.

The nominating and corporate governance committee's responsibilities include, among other things:

- identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

- recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;

- overseeing an evaluation of our board of directors and its committees; and

- developing and recommending to our board of directors a set of corporate governance guidelines.

We believe that the composition and functioning of our nominating and corporate governance committee meets the requirements for independence under the current NYSE listing standards.

**Board and Committee Meetings and Attendance**

Our board of directors and its committees meet regularly throughout the year, and also hold special meetings and act by written consent from time to time. The board of directors met four times during the fiscal year ended December 31, 2022. The audit committee met nine times during the fiscal year ended December 31, 2022. The compensation committee met five times during the fiscal year ended December 31, 2022. The nominating and corporate governance committee met four times during the fiscal year ended December 31, 2022.

During 2022, each member of our board of directors attended at least 75% of the aggregate of all meetings of our board of directors and all meetings of committees of our board of directors on which such members served that were held during the period in which such director served.

**Board Attendance at Annual Meeting of Stockholders**

Our policy is to invite and encourage each member of our board of directors to be present at our annual meeting of stockholders. Last year, seven of our eight directors attended our annual meeting of stockholders.

**Communication with Directors**

Stockholders and interested parties who wish to communicate with our board of directors, non-management members of our board of directors as a group, a committee of our board of directors or a specific member of our board of directors may do so by sending a letter addressed to the attention of our Corporate Secretary.

All communications are reviewed by the Corporate Secretary and provided to the members of our board of directors as appropriate. Unsolicited items, sales materials, abusive, threatening or otherwise inappropriate materials and other routine items and items unrelated to the duties and responsibilities of our board of directors will not be provided to directors.

The address for these communications is:

**Joby Aviation, Inc.**
333 Encinal Street
Santa Cruz, CA 95060
Attn: Corporate Secretary

**Code of Ethics**

We have a code of ethics that applies to our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics is available on our website, *ir.jobyaviation.com*. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website rather than by filing a Current Report on Form 8-K.

**Hedging and Pledging Policy**

Under the terms of our insider trading policy, no employee, consultant or member of our board of directors (including members of their household and any entities they control) may engage in short sales, put, call or other derivative securities, hedging or monetization transactions involving our securities. In addition, such persons may not hold our securities in a margin account or pledge our securities.

# NOMINATION PROCESS AND DIRECTOR QUALIFICATIONS

**Nomination to the Board of Directors**

Candidates for nomination to our board of directors are selected by our board of directors based on the recommendation of our nominating and corporate governance committee in accordance with its charter, our certificate of incorporation and bylaws, our Corporate Governance Guidelines and the criteria approved by our board of directors regarding director candidate qualifications. In recommending candidates for nomination, our nominating and corporate governance committee considers candidates recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates.

Additional information regarding the process for properly submitting stockholder nominations for candidates for nomination to our board of directors is set forth above under "When are stockholder proposals due for next year's meeting."

**Director Qualifications**

With the goal of developing a diverse, experienced and highly qualified board of directors, our nominating and corporate governance committee is responsible for developing and recommending to our board of directors the desired qualifications, expertise and characteristics of members of our board of directors, including any specific qualities or skills that the committee believes are necessary for one or more of the members of our board of directors to possess.

Because the identification, evaluation and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, and will be significantly influenced by the particular needs of our board of directors at any particular time, our board of directors has not adopted a specific set of minimum qualifications, qualities or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal, regulatory and NYSE listing requirements and the provisions of our certificate of incorporation and bylaws, our Corporate Governance Guidelines and the charters of the committees of our board of directors. When considering nominees, our nominating and corporate governance committee may take into consideration many factors including, among other things, a candidate's independence, integrity, any potential conflicts of interest, diversity, skills, achievements, business understanding, financial and other expertise, breadth of experience, knowledge about our business or industry and ability to devote adequate time and effort to responsibilities of our board of directors in the context of its existing composition.

Our board of directors does not have a formal policy with respect to diversity and inclusion; however, it affirms the value placed on diversity within our company. Through the nomination process, our nominating and corporate governance committee seeks to promote board membership that reflects a diversity of business experience, expertise, viewpoints, personal backgrounds and other characteristics that are expected to contribute to our board of directors' overall effectiveness. Further, our board of directors is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool from which new candidates are selected. Three of our nine directors are women, and four of the nine self-identify as racially or ethnically diverse.

# PROPOSAL ONE: ELECTION OF DIRECTORS

Our board of directors currently consists of nine directors and is divided into three classes, with staggered three-year terms. Directors in Class II will stand for election at the Annual Meeting. The terms of office of directors in Class I and Class III expire at our Annual Meetings to be held in 2025 and 2024, respectively. At the recommendation of our nominating and corporate governance committee, our board of directors proposes that each of the Class II nominees named below be re-elected as a Class II director for a three-year term expiring at our 2026 Annual Meeting or until such director's successor is duly elected and qualified or until such director's earlier death, resignation, disqualification or removal.

Shares represented by proxies will be voted "FOR" the election of each of the nominees named below unless the proxy is marked to withhold authority to vote. If any nominee for any reason is unable or unwilling to serve the proxies may be voted for such substitute nominee as the proxy holder might determine. Each nominee has consented to being named in this Proxy Statement and to serve if elected. Proxies may not be voted for more than three directors. Stockholders may not cumulate votes for the election of directors.

**Nominees to Our Board of Directors**

The following table sets forth information regarding our nominees, including their ages as of April 1, 2023:

| Name | Age | Director Since | Committees |
|---|---|---|---|
| Halimah DeLaine Prado | 47 | 2021 | Nominating & Governance Committee (Chair)<br>Audit Committee |
| Paul Sciarra | 42 | 2016 | — |
| Laura Wright | 63 | 2021 | Audit Committee (Chair)<br>Compensation Committee |

*Halimah DeLaine Prado*. Halimah DeLaine Prado has served as a member of our board of directors since August 2021. Since August 2020, Ms. DeLaine Prado has served as General Counsel of Google, LLC, where she has held a number of roles in the legal department since 2006. Prior to joining Google, Ms. DeLaine Prado practiced media law and products liability law at Dechert LLP and Levine Sullivan Koch and Shulz. She also clerked for the Honorable Mary A. McLaughlin of the United States District Court for the Eastern District of Pennsylvania. Ms. DeLaine Prado holds a B.A. from Yale University and a J.D. from Georgetown University Law Center. We believe that Ms. DeLaine Prado's experience as a leader in the legal and technology industries makes her well qualified to serve as a member of our board of directors.

*Paul Sciarra.* Paul Sciarra has served as the Executive Chairman and a member of our board of directors since November 2016 and was our first outside investor. Lending his deep product knowledge and business acumen to the Company, he was instrumental in the move to a four-seat aircraft operating within a service-based model. In August 2008, Mr. Sciarra co-founded Pinterest, Inc., an image sharing and social media service company. Mr. Sciarra also served as an entrepreneur-in-residence at Andreessen Horowitz, a venture capital firm. Mr. Sciarra holds a B.A. from Yale University. We believe that Mr. Sciarra's experience as an entrepreneur along with his contributions to Joby as its Executive Chairman make him well qualified to serve as a member of our board of directors.

*Laura Wright*. Laura Wright has served as a member of our board of directors since August 2021. Until 2020, she consulted under GSB Advisory LLC, which she founded in 2012, to provide interim executive and financial management to growth and non-profit companies. From 1988 to 2012, Ms. Wright served in a number of roles at Southwest Airlines Co., a commercial airline, most recently as Senior Vice President, Chief Financial Officer, and Corporate Officer. Ms. Wright currently serves as a member of the board of directors of CMS Energy Corp. and its subsidiary Consumers Energy, TE Connectivity Ltd. and Spirit AeroSystems Holdings, Inc. and was a member of the board of directors of Pebblebrook Hotel Trust from December 2009 to February 2019, as well as a member of the audit and compensation committees. Ms. Wright holds a B.S. and an M.S. from University of North Texas and is a certified public accountant. We believe that Ms. Wright's experience in the aviation industry and on multiple public company boards of directors, as well as her financial expertise, make her well qualified to serve as a member of our board of directors.

**Continuing Directors**

The following table sets forth information regarding our directors who are serving for terms that end after the Annual Meeting, including their ages as of April 1, 2023:

| Name | Age | Director Since | Committees |
|------|-----|----------------|------------|
| JoeBen Bevirt | 49 | 2009 | — |
| Aicha Evans | 54 | 2020 | Compensation Committee (Chair)<br>Audit Committee |
| Reid Hoffman | 55 | 2021 | Nominating & Governance Committee |
| Michael P. Huerta | 66 | 2023 | — |
| James Kuffner | 52 | 2021 | — |
| Dipender Saluja | 58 | 2016 | Nominating & Governance Committee |

*JoeBen Bevirt.* JoeBen Bevirt is our founder, Chief Executive Officer, Chief Architect and a member of our board of directors. Mr. Bevirt has led our team since its inception in 2009. He has dedicated his life to driving revolutionary innovation in electric propulsion and robotics. In 1999, Mr. Bevirt co-founded Velocity11, a company that developed high-performance robotic laboratory systems, which was later acquired by Agilent Technologies. In 2005, he founded Joby Inc., a company that makes utilitarian consumer products including the popular Gorillapod flexible camera tripod. He holds a B.S. in mechanical engineering from University of California Davis and an M.S. in mechanical engineering from Stanford University. We believe that Mr. Bevirt, given his extensive experience in electric propulsion, robotics and managing companies, is qualified to serve as a member of our board of directors due to this one-of-a-kind perspective he brings as our founder and Chief Executive Officer.

*Aicha Evans.* Aicha Evans has served as a member of our board of directors since December 2020. Since February 2019, Ms. Evans has been the Chief Executive Officer of Zoox, Inc., an autonomous vehicle company acquired by Amazon.com, Inc. in 2020. Prior to that, Ms. Evans worked at Intel Corporation, a multinational corporation and technology company, where she served as Corporate Strategy Officer and Senior Vice President from March 2017 through February 2019 and Corporate Vice President, Communication and Devices Group from February 2014 through February 2016. Ms. Evans currently serves as a member of the board of directors on the compensation, technology and safety, and people and organization committees of SAP SE. Ms. Evans holds a B.S. in computer engineering from The George Washington University. We believe that Ms. Evans' success in senior leadership positions and public company board experience make her well qualified to serve as a member of our board of directors.

*Reid Hoffman.* Reid Hoffman has served as a member of our board of directors since August 2021. Mr. Hoffman has also served as RTP's Co-Lead Director since September 2020. He also is a co-founding member of Reinvent Capital. Mr. Hoffman is a highly accomplished entrepreneur and investor. He co-founded LinkedIn, served as its founding Chief Executive Officer, and served as its Executive Chairman until the company's acquisition by Microsoft for $26.2 billion. Early in his career, he was Chief Operating Officer and Executive Vice President and served on the founding Board of Directors of PayPal. Mr. Hoffman is a Partner at Greylock (joining Greylock in 2009), a leading Silicon Valley venture capital firm, where he focuses on investing in technology products that can reach hundreds of millions of people. Mr. Hoffman currently serves on the board of directors and is a member of the environmental, social, and public policy committee of Microsoft and the board of directors of Aurora Innovation. He is also a director or observer for a number of private companies including Blockstream, Coda, Convoy, Entrepreneur First, Nauto and Neeva. Additionally, Mr. Hoffman also serves on multiple not-for-profit boards, including Kiva, Endeavor, CZI Biohub, Berggruen Institute, Research Bridge Partners, Lever for Change, New America and Opportunity @ Work. Mr. Hoffman also serves on the Visiting Committee of the MIT Media Lab. Over the years, Mr. Hoffman has made early investments in over 100 technology companies, including companies such as Facebook, Ironport, and Zynga. He is the co-author of Blitzscaling: The Lightning-Fast Path to Building Massively Valuable Companies and two New York Times best-selling books: The Start-up of You and The Alliance. He also hosts the podcast Masters of Scale. Mr. Hoffman earned a master's degree in philosophy from Oxford University, where he was a Marshall Scholar, and a bachelor's degree with distinction in symbolic systems from Stanford University. Mr. Hoffman has an honorary doctorate from Babson College and an honorary fellowship from Wolfson College, Oxford University. Mr. Hoffman has received a number of awards, including the Salute to Greatness from the Martin Luther King Center. We believe that Mr. Hoffman's depth of expertise and network connectivity across diverse areas of the technology industry including: marketplaces, social networks, ecommerce, payments, artificial intelligence, autonomous vehicle technology, and transportation & logistics make him well qualified to serve as a member of our board of directors.

*Michael P. Huerta.* Michael P. Huerta has served as a member of our board of directors since March 2023. Mr. Huerta currently serves as a transportation and aviation industry consultant. He previously served as Administrator for the

United States Federal Aviation Administration from 2013 to 2018. Before being named as Administrator, Mr. Huerta served as Acting Administrator of the FAA from 2011 to 2013 and FAA Deputy Administrator from 2010 to 2011. Mr. Huerta also served as Executive Vice President and Group President, Government Transportation, for Affiliated Computer Services, Inc., now Conduent, Inc. Mr. Huerta has served as an independent director of Delta Air Lines, Inc. since 2018, and is a member of Delta Air Lines' Audit Committee and Safety and Security Committee. Since May 2021, he has also served as an independent member of the board of directors of Verra Mobility Corporation and is chair of the Nominating and Corporate Governance Committee. Mr. Huerta holds a bachelor's degree in Political Science from the University of California, Riverside and a Master's in Public Affairs with a concentration in international relations from Princeton University. We believe that Mr. Huerta's prior experience with the FAA and extensive aviation history make him well qualified to serve as a member of our board of directors. Mr. Huerta is currently serving as Delta's nominee pursuant to the Delta Agreement.

*James Kuffner*. James Kuffner has served as a member of our board of directors since January 2021. Dr. Kuffner has served as Chief Executive Officer of Woven by Toyota, Inc., formerly known as Woven Planet Holdings, Inc., which is responsible for developing automotive software for advanced safety, automated driving and innovative mobility for Toyota since January 2021. Dr. Kuffner has also served as member of the board of directors and Chief Digital Officer for Toyota Motor Corporation, an automobile manufacturer, since June 2020. Additionally, Dr. Kuffner has served as an Executive Advisor to Toyota Research Institute, Inc., an organization seeking to create new capabilities in automated driving. He formerly served as Chief Technology Officer for Toyota Research Institute from January 2016 through March 2018. From April 2018 to January 2021, Dr. Kuffner served as Chief Executive Officer for Toyota Research Institute - Advanced Development, Inc. Finally, Dr. Kuffner served as an Adjunct Associate Professor at Carnegie Mellon University Robotics Institute from September 2009 until March 2018. Dr. Kuffner holds a B.S., M.S. and Ph.D. in Computer Science from Stanford University. We believe that Dr. Kuffner's success in senior leadership positions and public company board experience make him well qualified to serve as a member of our board of directors. Dr. Kuffner is currently serving as Toyota's designee pursuant to the Toyota MOU.

*Dipender Saluja*. Dipender Saluja has served as a member of our board of directors since November 2016, after he led the Company's Series A financing. Mr. Saluja has served as Managing Director of Capricorn Investment Group, an investment firm, since 2006. Prior to Capricorn Investment Group, he served in various positions from 1990 to 2006 at Cadence Design Systems, an electronic design company. Mr. Saluja currently serves on the boards of QuantumScape and Navitas Semiconductor, and on the boards of several private companies. We believe that Mr. Saluja's extensive operational, management, strategy, investment and directorship experience, particularly in the areas of technology, electronics, semiconductors, transportation, renewable energy and cleantech, make him well qualified to serve as a member of our board of directors.

**Director Compensation**

The table below sets forth information regarding non-employee director compensation for the fiscal year ended December 31, 2022.

| Name | Fees earned or paid in cash ($) | Stock awards ($)[1] | Total ($) |
|---|---|---|---|
| Aicha Evans | 18,750 | 282,478 | 301,228 |
| Reid Hoffman | — | 307,190 | 307,190 |
| James Kuffner | — | 301,814 | 301,814 |
| Halimah DeLaine Prado | 70,000 | 248,016 | 318,016 |
| Dipender Saluja | — | 307,190 | 307,190 |
| Paul Sciarra | — | 301,814 | 301,814 |
| Laura Wright | 27,500 | 284,301 | 311,801 |
| Michael P. Huerta | — | — | — |

---

(1) The amounts set forth in this column reflect the grant date fair value of all awards granted in 2022 calculated in accordance with FASB ASC Topic 718 and excluding the effects of any forfeitures. Stock awards for Messrs. Hoffman, Kuffner, Saluja and Sciarra include cash retainer fees foregone at the election of our directors, which amounts were instead paid in the form of fully vested RSUs in 2022. As of December 31, 2022, Ms. Evans held an option to purchase 13,047 shares of our common stock. Additionally, as of December 31, 2022, each of our non-employee directors except for Mr. Huerta had an outstanding restricted stock unit award for 27,574 shares that will vest on June 10, 2023 .

**Deferred Compensation Arrangements with Non-Employee Directors**

We offer our non-employee directors the opportunity to defer receipt of their compensation by entering into a Deferred Compensation Agreement with the Company. Under this agreement, participants who elect to defer compensation may defer receipt of all or a portion of their equity compensation. For 2022, Aicha Evans and Reid Hoffman elected to defer their equity compensation and Laura Wright elected to defer a portion of her equity compensation.

**Board and Committee Fees**

In December 2021, the Board approved the Company's Non-Employee Director Compensation Program (the "Program"). The Program provides for annual cash retainers to be paid quarterly in arrears to each non-employee director in the following amounts, prorated in the case of non-employee directors who serve less than a full calendar quarter:

*Board Service*

| | | |
|---|---|---|
| Non-Employee Director | $ | 50,000 |

*Committee Service*

| | Chair | | Non-Chair | |
|---|---|---|---|---|
| Audit Committee Member | $ | 20,000 | $ | 10,000 |
| Compensation Committee Member | $ | 15,000 | $ | 7,500 |
| Nominating and Corporate Governance Committee Member | $ | 10,000 | $ | 5,000 |

In addition, each non-employee director will be granted an RSU award immediately following the Company's annual meeting of stockholders (the "Annual Grant"). Each Annual Grant will equal a number of RSUs calculated by dividing $150,000 by the volume weighted average closing price of our common stock over the 20 consecutive trading days ending on the trading day immediately preceding the date of the annual meeting. Each Annual Grant will vest in full on the earlier of the first anniversary of the grant date or the Company's next annual meeting, subject to the director's continued service on the vesting date.

Directors may elect to receive all or a portion of the cash compensation described above in the form of fully vested RSUs, calculated in the manner described above (a "Retainer Award"). In addition, our non-employee directors may elect to defer the issuance of shares to be issued pursuant to an Annual Grant or a Retainer Award until the earlier of (i) a fixed date of the director's choosing, (ii) such director's termination of service or (iii) a change of control of the Company.

Any equity award granted under the Program will immediately vest prior to any change of control of the Company.

The non-employee director compensation program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors' interests with those of our stockholders.

**OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES FOR THE ELECTION OF THE THREE CLASS II DIRECTORS SET FORTH IN THIS PROPOSAL ONE.**

# PROPOSAL TWO: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Change in Our Certifying Accountants**

As previously disclosed in the Form 8-K/A filed with the SEC on August 16, 2021 (the "Form 8-K/A"), on August 10, 2021, the audit committee dismissed WithumSmith+Brown, PC ("Withum"), RTP's independent registered public accounting firm prior to the Merger, as the Company's independent registered public accounting firm effective following the filing of the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2021, which consisted only of the accounts of RTP prior to the Merger.

The report of Withum on RTP's balance sheet as of December 31, 2020 and the statements of operations, changes in stockholders' equity and cash flows for the period from July 3, 2020 (RTP's inception) to December 31, 2020, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the period from July 3, 2020 to December 31, 2020 and subsequent interim period through August 16, 2021, there were no disagreements between the Company and Withum on any matter of accounting principles or practices, financial disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Withum, would have caused it to make reference to the subject matter of the disagreements in its reports on RTP's financial statements for such period. During the period from July 3, 2020 to December 31, 2020 and subsequent interim period through August 16, 2021, there were no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act).

We provided Withum with a copy of the disclosures we made pursuant to Item 4.01 in the Form 8-K/A and requested that Withum furnish a letter addressed to the SEC, which was filed as Exhibit 16.1 to the Form 8-K/A.

**Appointment of Deloitte**

On August 10, 2021, the board of directors approved the engagement of Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements for the year ended December 31, 2021. Deloitte served as independent registered public accounting firm of Legacy Joby prior to the Merger. During the period from July 3, 2020 to December 31, 2020 and the subsequent interim period through August 10, 2021 (the date of the Merger), neither the Company nor anyone on the Company's behalf consulted with Deloitte with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).

Our audit committee has appointed Deloitte as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. Our board of directors has directed that this appointment be submitted to our stockholders for the ratification at the Annual Meeting. Although ratification of the appointment of Deloitte is not required, we value the opinions of our stockholders and believe that stockholder ratification of the appointment is a good corporate governance practice. If this proposal is not approved at the Annual Meeting, our audit committee will reconsider its appointment of Deloitte as our independent registered public accounting firm.

Representatives of Deloitte are expected to be present at the Annual Meeting and they will be given an opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions.

**Independent Registered Public Accounting Firm Fees and Services**

As described above, Deloitte was appointed as our independent registered accounting firm in August 2021, upon the dismissal of Withum. Deloitte has audited the financial statements of Legacy Joby since 2020.

The following tables present the aggregate fees billed by Deloitte to us (including Legacy Joby) for the services related to the years ended December 31, 2022 and 2021.

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Audit fees[1] | $ 1,925,021 | $ 1,484,019 |
| Audit related fees[2] | 266,895 | 1,503,310 |
| Tax fees | — | — |
| All other fees | — | — |
| Total fees | $ 2,191,916 | $ 2,987,329 |

_____

(1) Consists of fees for services rendered in connection with the audit of our financial statements, including audited financial statements and, for 2022, the audit of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002,, review of the interim financial statements included in our quarterly reports and services normally provided in connection with regulatory filings.

(2) Consists of fees billed for services related to the Merger and the review of the Company's registration statements on Forms S-1, S-3, and S-8.

**Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm**

Our audit committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm, the scope of services provided by our independent registered public accounting firm and the fees for the services to be performed. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Our independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by our independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

**OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF PROPOSAL TWO.**

# PROPOSAL THREE: ADVISORY VOTE ON  COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act, at the 2023 Annual Meeting, our stockholders will have the opportunity to cast a non-binding, advisory vote on the compensation of our NEOs. Accordingly, we are asking you to approve the following resolution at the 2023 Annual Meeting:

"RESOLVED, that the stockholders approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2023 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and related narrative disclosures."

You are encouraged to read the Executive Compensation section of this Proxy Statement, including the Compensation Discussion and Analysis ("CD&A"), along with the accompanying tables and narrative disclosures, which describe the compensation of our NEOs. Although the advisory vote is non-binding, the Compensation Committee and the Board will review and consider the results of the vote when making future compensation decisions.

**OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF PROPOSAL THREE.**

# PROPOSAL FOUR: ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON THE  COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Exchange Act, at the 2023 Annual Meeting, our stockholders will have the opportunity to cast a non-binding, advisory vote on how frequently a non-binding, advisory vote to approve the compensation of NEOs (such as that described under Proposal No. 3) (a "Say on Pay Vote") should occur. Although this vote is non-binding, the Compensation Committee and the Board will take the results of the vote into consideration when determining how often to hold a Say on Pay Vote. Section 14A of the Exchange Act requires public companies to conduct a non-binding, advisory vote on the frequency of the stockholder non-binding, advisory vote on named executive officer compensation at least once every six years.

The Board has determined that a Say on Pay Vote should be held every year to give stockholders a regular opportunity to express their opinion on the Company's compensation practices. You have the opportunity to vote on whether the Company should hold a Say on Pay Vote every "One year," every "Two years" or every "Three years" or to "Abstain" from voting.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE, ON AN ADVISORY BASIS, FOR THE SAY ON PAY VOTE TO OCCUR EVERY "ONE YEAR."**

# BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth, as of March 31, 2023, information regarding the beneficial ownership of our voting shares by:

- each person who is known to be the beneficial owner of more than 5% of our voting shares;

- each of our named executive officers and directors; and

- all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

Unless otherwise indicated, the percentage ownership of our voting securities is based on 629,522,605 shares of our common stock issued and outstanding as of March 31, 2023.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

| Name and Address of Beneficial Owner[1] | Number of Shares of Common Stock | % of Ownership |
|---|---|---|
| *5% Holders[2]* | | |
| Entities affiliated with The Joby Trust[3] | 99,011,440 | 15.7 % |
| Entities affiliated with Sciarra Management Trust[4] | 60,289,176 | 9.6 % |
| Entities affiliated with Toyota Motor Corporation[5] | 78,752,611 | 12.5 % |
| Entities affiliated with Intel Capital Corporation[6] | 43,540,786 | 6.9 % |
| Entities affiliated with Capricorn[7] | 40,955,596 | 6.5 % |
| Mark Pincus[8][9] | 32,778,520 | 5.2 % |
| *Directors and Named Executive Officers* | | |
| JoeBen Bevirt[3] | 99,011,440 | 15.7 % |
| Matthew Field[10] | 248,814 | * |
| Kate DeHoff[11] | 205,144 | * |
| Didier Papadopoulos[16] | 137,774 | * |
| Bonny Simi[17] | 519,568 | * |
| Halimah DeLaine Prado | 24,606 | * |
| Aicha Evans[13] | 50,364 | * |
| Reid Hoffman[8][12] | 30,707,480 | 4.9 % |
| Michael Huerta | — | * |
| James Kuffner[14] | 78,794,982 | 12.5 % |
| Dipender Saluja[15] | 40,999,743 | 6.5 % |
| Paul Sciarra[4] | 60,289,176 | 9.6 % |
| Laura Wright | 35,332 | * |
| *All Joby Aviation directors and executive officers as a group (15 individuals)* | **311,390,800** | **49.5 %** |

---

\*    Less than 1%.

(1)   Unless otherwise noted, the business address of each of those listed in the table above is 333 Encinal Street, Santa Cruz, CA 95060.

(2)   Based on information set forth in various Schedule 13 filings with the SEC and the Company's outstanding common stock data, in each case, as of March 31, 2023.

(3)   Consists of (i) 487,680 shares held by JoeBen Bevirt, (ii) 59,406,823 shares held by JoeBen Bevirt, as trustee of The Joby Trust, (iii) 33,378,734 shares held by the JoeBen Bevirt 2020 Descendants Trust (the "Descendants Trust"), (iv) 343,557 shares held by the JoeBen Bevirt 2021 GRAT (the "2021 GRAT"), (v) 5,000,000 shares held by the JoeBen Bevirt 2022 GRAT (the "2022 GRAT"), (vi) 189,109 shares held by Jennifer Barchas, Mr. Bevirt's wife, and (vii) 155,737 shares held by the Jennifer Barchas Trust. Mr. Bevirt has voting and dispositive power over the shares held in the Joby Trust, the Descendants Trust, the 2021 GRAT and the 2022 GRAT and therefore may be deemed to be the beneficial owner of such shares as well as the shares held by Jennifer Barchas and the Jennifer Barchas Trust. Also includes 49,800 restricted stock units that will vest within 60 days from March 31, 2023. The business address for The Joby Trust, the Descendants Trust, the 2021 GRAT and the 2022 GRAT, is 333 Encinal Street, Santa Cruz, CA 95060.

(4)     Consists of (i) 39,215 shares held by Paul Sciarra, (ii) 60,196,805 shares held by the Sciarra Management Trust and (iii) 50,000 shares held by the Sciarra Foundation. Mr. Sciarra has voting, investment and dispositive power over the shares held in the Sciarra Management Trust and the Sciarra Foundation, and therefore may be deemed to be the beneficial owner of such shares. Also includes 3,156 restricted stock units that will be automatically granted and fully vested under the Non-Employee Director Compensation Program within 60 days from March 31, 2023. The address for U.S. Trust Company of Delaware, as agent for Sciarra Management Trust, is 2951 Centerville Road, Suite 200, Wilmington, DE 19808.

(5)     Consists of (i) 72,871,831 shares held by Toyota Motor Corporation, (ii) 5,813,286 shares held by Toyota A.I. Ventures Fund I, L.P., and (iii) 67,494 shares held by Toyota A.I. Ventures Parallel Fund I-A, L.P. Toyota Motor Corporation has voting and dispositive control over the shares held by Toyota A.I. Ventures Fund I, L.P. and Toyota A.I. Ventures Parallel Fund I-A, L.P. and may be deemed to beneficially own such shares. The business address for Toyota Motor Corporation is 1 Toyota cho, Toyota City, Aichi 471-8571, Japan.

(6)     Consists of (i) 37,865,998 shares held of record by Intel Capital Corporation and (ii) 5,674,788 shares held of record by Middlefield Ventures, Inc. Each of Intel Capital Corporation and Middlefield Ventures, Inc. is a direct or indirect wholly-owned subsidiary of Intel Corporation. Intel Capital Corporation and Middlefield Ventures, Inc. share voting and investment power over their respectively held shares with Intel Corporation. The address for each of Intel Capital Corporation and Middlefield Ventures, Inc. is c/o Intel Corporation, 2200 Mission College Blvd., M/S RN6-59, Santa Clara, CA, 95054, Attn: Intel Capital Portfolio Manager.

(7)     Consists of (i) 10,193,889 shares held by Capricorn-Libra Investment Group, L.P. ("Capricorn-Libra"), (ii) 28,686,247 shares held by Technology Impact Fund, L.P. ("TIF LP"), and (iii) 2,075,460 shares held by Technology Impact Growth Fund, L.P. ("TIGF LP"). Capricorn-Libra Partners, LLC ("C-L Partners") is the general partner of Capricorn-Libra. TIF Partners, LLC ("TIF LLC") is the general partner of TIF LP. TIGF Partners, LLC ("TIGF LLC") is the general partner of TIGF LP. Dipender Saluja is the sole manager of C-L Partners. Dipender Saluja and Ion Yadigaroglu are managers of TIF LLC. Ion Yadigaroglu is a manager of TIGF LLC. The business address of each of Capricorn-Libra Investment Group, L.P., Technology Impact Fund, L.P., Technology Impact Growth Fund, L.P., Capricorn-Libra Partners, LLC, TIF Partners, LLC and TIGF Partners, LLC is 250 University Avenue Palo Alto, CA 94301.

(8)     Messrs. Hoffman and Pincus may be deemed to beneficially own Joby Aviation common stock and Joby Aviation private placement warrants held by Reinvent Sponsor LLC by virtue of their shared control over Reinvent Sponsor LLC. Each of Messrs. Hoffman and Pincus disclaims beneficial ownership of the securities held by Reinvent Sponsor LLC except to the extent of their actual pecuniary interest therein. The address of Reinvent Sponsor LLC is c/o Reinvent 215 Park Avenue, Floor 11, New York, NY 10003.

(9)     Consists of (i) 17,130,000 shares of Joby Aviation common stock held by Reinvent Sponsor LLC, (ii) 11,533,333 shares of Joby Aviation common stock underlying the private placement warrants held by Reinvent Sponsor LLC, (iii) 1,059,112 shares of Joby Aviation common stock held by Workplay Ventures LLC, (iv) 706,075 shares of Joby Aviation common stock held by MJP DT Holdings LLC and (v) 2,350,000 shares of Joby Aviation common stock held by Reinvent Capital Fund LP. Mr. Pincus may be deemed to beneficially own the shares held by Workplay Ventures LLC, MJP DT Holdings LLC and Reinvent Capital Fund LP. Mr. Pincus disclaims beneficial ownership of the securities held by Workplay Ventures LLC, MJP DT Holdings LLC and Reinvent Capital Fund LP, except to the extent of his actual pecuniary interest therein. The address of Mr. Pincus and Reinvent Capital Fund LP is c/o Reinvent 215 Park Avenue, Floor 11, New York, NY 10003. The address of Workplay Ventures LLC is 3450 Sacramento St., Unit 720, San Francisco, CA 94118. The address of MJP DT Holdings LLC is 3450 Sacramento St, Unit 722, San Francisco, CA 94118.

(10)    Includes 36,330 restricted stock units that will vest within 60 days from March 31, 2023.

(11)    Includes 29,344 restricted stock units that will vest within 60 days from March 31, 2023.

(12)    Consists of (i) 40,675 shares held by Mr. Hoffman, (ii) 17,130,000 shares of Joby Aviation common stock held by Reinvent Sponsor LLC, (iii) 11,533,333 shares of Joby Aviation common stock underlying the private placement warrants held by Reinvent Sponsor LLC and (iv) 2,000,000 shares of Joby Aviation common stock held by Reprogrammed Interchange LLC ("Reprogrammed"). Mr. Hoffman may be deemed to beneficially own the shares held by Reprogrammed by virtue of his voting and investment control over Reprogrammed. Also includes 3,472 restricted stock units that will be automatically granted and fully vested under the Non-Employee Director Compensation Program within 60 days from March 31, 2023. The address of Mr. Hoffman is c/o Reinvent 215 Park Avenue, Floor 11, New York, NY 10003. The address of Reprogrammed is c/o Frank Huang, Freeland Cooper & Foreman, 150 Spear Street, Suite 1800, San Francisco, CA 94105.

(13)    Includes 13,047 shares issuable upon exercise of outstanding stock options exercisable within 60 days from March 31, 2023.

(14)    Consists of (i) 39,215 shares held by James Kuffner, (ii) 72,871,831 shares held by Toyota Motor Corporation, (iii) 5,813,286 shares held by Toyota A.I. Ventures Fund I, L.P., and (iv) 67,494 shares held by Toyota A.I. Ventures Parallel Fund I-A, L.P. Also includes 3,156 restricted stock units that will be automatically granted and fully vested under the Non-Employee Director Compensation Program within 60 days from March 31, 2023. Toyota Motor Corporation has dispositive control over the shares held by Toyota A.I. Ventures Fund I, L.P. and Toyota A.I. Ventures Parallel Fund I-A, L.P. and may be deemed to beneficially own such shares. Mr. Kuffner is a director of Toyota Motor Corporation and disclaims beneficial ownership of all applicable shares except to the extent of his actual pecuniary interest in such shares.

(15)    Consists of (i) 40,675 shares held by Dipender Saluja, (ii) 10,193,889 shares held by Capricorn-Libra, (iii) 28,686,247 shares held by TIF LP, and (iv) 2,075,460 shares held by TIGF LP. C-L Partners is the general partner of Capricorn-Libra. Also includes 3,472 restricted stock units that will be automatically granted and fully vested under the Non-Employee Director Compensation Program within 60 days from March 31, 2023. TIF LLC is the general partner of TIF LP. TIGF LLC is the general partner of TIGF LP. Dipender Saluja is the sole manager of C-L Partners. Dipender Saluja and Ion Yadigaroglu are managers of TIF LLC. Ion Yadigaroglu is a manager of TIGF LLC. Mr. Saluja disclaims beneficial ownership of all applicable shares except to the extent of his actual pecuniary interest in such shares.

(16)    Includes 9,960 restricted stock units that will vest within 60 days from March 31, 2023.

(17)    Includes 312,665  shares issuable upon exercise of outstanding stock options exercisable within 60 days from March 31, 2023.

# EXECUTIVE OFFICERS

The following table sets forth information regarding our executive officers, including their ages, as of April 1, 2023:

| Name | Age | Position |
|---|---|---|
| **Executive Officers:** | | |
| JoeBen Bevirt* | 49 | Chief Executive Officer, Chief Architect and Director |
| Matthew Field | 51 | Chief Financial Officer and Treasurer |
| Eric Allison | 46 | Head of Product |
| Bonny Simi | 61 | Head of Air Operations and People |
| Greg Bowles | 47 | Head of Government and Regulatory Affairs |
| Kate DeHoff | 45 | General Counsel and Corporate Secretary |
| Didier Papadopoulos | 47 | Head of Aircraft OEM |

_____

* For more information about Mr. Bevirt, see "Proposal One: Election of Directors."

## Executive Officers

*Matthew Field.* Matthew Field has served as our Chief Financial Officer since March 2021. Prior to joining Joby, Mr. Field worked at Ford Motor Company, an automobile manufacturer, for over 20 years. Most recently he served as Chief Financial Officer, North America from October 2018 through March 2021, Corporate General Auditor from January 2018 through October 2018, and Chief Financial Officer, Lincoln Motor Company from November 2014 through December 2017. Prior to Ford, Mr. Field worked at Goldman Sachs and the Board of Governors of the Federal Reserve System. Mr. Field holds a B.A. in economics from Swarthmore College and an M.B.A. from University of California, Berkeley, Haas School of Business.

*Eric Allison.* Eric Allison has served as our Head of Product since January 2021. Prior to joining Joby, from March 2018 to January 2021, Mr. Allison was the Head of Elevate at Uber Technologies, Inc., a company that provides ride hailing services, where he focused on Uber Elevate, Inc., a wholly owned subsidiary of Uber Technologies, Inc., which was engaged in creating the business of urban air mobility involving aerial ridesharing with eVTOLs. From January 2015 to March 2018, Mr. Allison was the Chief Executive Officer of Zee.Aero Inc., an eVTOL company that currently operates as a joint venture between The Boeing Corporation and Kitty Hawk Corporation under the name Wisk Aero. Mr. Allison holds a B.S. in mechanical engineering from the Milwaukee School of Engineering. He also holds an M.S. and Ph.D. in Aeronautics and Astronautics from Stanford University.

*Bonny Simi.* Bonny Simi has served as our Head of Air Operations and People since December 2020. In January 2016, Ms. Simi founded JetBlue Technology Ventures LLC, a wholly-owned subsidiary of JetBlue Airways Corp. focused on incubating, investing, and strategically partnering with early-stage startups at the intersection of technology, travel, and hospitality, where she served as President until December 2020. She was Vice President of Talent at JetBlue Airways from September 2011 until December 2020 and prior to that held various operational leadership roles and was an active captain for the airline since October 2003. Since January 2021 Ms. Simi has served on the Nominating and Governance Committee of the United States Olympic and Paralympic Committee. Since April 2019, Ms. Simi has served on the board of directors of Pebblebrook Hotel Trust, where she is currently the lead director, and has served on the audit, compensation, ESG and nominating and governance committees. From April 2017 to May 2020, Ms. Simi served on the board of directors and compensation, nominating and governance, and ESG committees of Red Lion Hotel Corp. Ms. Simi holds a B.A. in communications from Stanford University. She also holds an M.S. in human resources from Regis University, an M.S. in management from Stanford University Graduate School of Business and an M.S. in engineering from Stanford University.

*Greg Bowles.* Greg Bowles has served as our Head of Government and Regulatory Affairs of since May 2019. Prior to joining Joby, Mr. Bowles served as President of AirCertGlobal LLC, an aviation consulting company, from August 2015 to May 2019 and is currently a member of their board of directors. . From November 2012 through December 2019, Mr. Bowles also served as Chairman of ASTM International F44, an international committee which addresses design and safety issues for general aviation aircraft that are less than 19,000 pounds and carry fewer than 19 passengers. Finally, from January 2005 through April 2019, Mr. Bowles served as Vice President of Global Innovation and Policy, Director of European Regulatory Affairs and Engineering, and Director of Engineering and Manufacturing for General Aviation Manufacturers Association, a trade association that seeks to foster and advance the general welfare, safety, and activities of the global business and general aviation industry. Mr. Bowles served as a member of the board of directors of ASTM

International from 2019 to 2021. Mr. Bowles holds a B.S. in aerospace engineering from Embry-Riddle Aeronautical University and an M.S. in business administration from Webster University.

***Kate DeHoff.*** Kate DeHoff has served as our General Counsel and Corporate Secretary since January 2021, where she has been responsible for Joby's legal, ethics, and compliance functions. Prior to joining Joby, Ms. DeHoff was the Legal Director for Uber Elevate, Inc., a wholly-owned subsidiary of Uber Technologies, Inc., engaged in creating the business of urban air mobility involving aerial ridesharing with eVTOLs, from January 2020 to January 2021. Before that, she served as General Counsel and Corporate Secretary for ICON Aircraft, Inc., an aircraft manufacturing company with operations in California, Florida, and Mexico, from March 2017 to January 2020. From September 2008 to March 2017, Ms. DeHoff served as Associate General Counsel and then Vice President of Legal Affairs at CoorsTek, Inc., an international manufacturing company. Prior to that, Ms. DeHoff was an associate at Simpson Thacher & Bartlett LLP, an international law firm. Ms. DeHoff holds a B.A. in psychology from New York University and a J.D. from University of California, Hastings College of Law.

***Didier Papadopoulos.*** Didier Papadopoulos has served as our Head of Program Management & Systems Engineering and then Head of Aircraft OEM   since May 2021, where he has been responsible for aircraft development and manufacturing. Prior to joining Joby, Mr. Papadopoulos worked for Garmin Ltd., a technology company, from November 2005 to May 2021, where he served most recently as Vice President for Aviation Programs, Systems and Business Development. Mr. Papadopoulos holds an M.S. in mechanical engineering from McGill University and a B.S. from American University of Beirut.

# REPORT OF THE COMPENSATION COMMITTEE

*The information contained in the following report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, except to the extent that the Company specifically requests that the information be treated as soliciting material or incorporates it by reference into a document filed under the Securities Act or the Exchange Act. The information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.*

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

**Compensation Committee**

Aicha Evans, Chair
Laura Wright

# COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis ("CD&A") provides information on the goals and objectives of our executive compensation program, including our compensation philosophy as it relates to our named executive officers ("NEOs"). For FY22, our NEOs were:

- JoeBen Bevirt – Chief Executive Officer
- Matthew Field – Chief Financial Officer
- Didier Papadopoulos – Head of Aircraft OEM
- Kate DeHoff – General Counsel and Corporate Secretary
- Bonny Simi – Head of Air Operations and People

## Note About Prior Periods

On August 10, 2021, Joby Aero, Inc. ("Legacy Joby") was merged with and into a wholly owned subsidiary (the "Merger Sub") of Reinvent Technology Partners ("RTP") pursuant to the Agreement and Plan of Merger entered into on February 23, 2021 (the "Merger Agreement") between RTP, Legacy Joby and Merger Sub. Legacy Joby survived as a wholly owned subsidiary of RTP, which was renamed Joby Aviation. Inc. References to "we," "us," "our," "the Company," "Joby" and the like refer to Legacy Joby for actions taken prior to August 10, 2021, and Joby Aviation, Inc. for actions taken on and after August 10, 2021. Any references to Joby common stock or equity awards that were made prior to August 10, 2021, have been retrospectively adjusted using the exchange ratio that was established in accordance with the Merger Agreement.

## Objectives of Compensation Program

Our compensation program is designed to attract and retain the executive leadership necessary to meet our ambitious goal of certifying our aircraft and launching our commercial urban air mobility ("UAM") service while also complying with the rigorous compliance demands of being a public company in a highly regulated industry.

Our compensation philosophy weights compensation for our NEOs and other executives more heavily towards equity-based compensation. Unlike many of our peers, we do not pay annual cash bonuses. We believe that this compensation philosophy and the equity awards described below incentivize performance and align the interests of our NEOs with those of our stockholders.

## Compensation Decision Making Process

### *Compensation Committee*

Our Compensation Committee is responsible for determining the Compensation of our NEOs. The Compensation Committee charter gives the committee authority to set compensation for our CEO, alone or, if directed by the Board, in conjunction with a majority of the independent directors. In 2022, the independent directors approved all CEO compensation after recommendation by the Compensation Committee.

In fulfilling its duties the Compensation Committee meets regularly throughout the year to review and discuss the Company's compensation philosophy, progress against its goals, executive performance, its compensation consultant's analysis of competitive market data, as well as any updates to laws, rules or best practices. The Compensation Committee discusses these matters with management and with its compensation consultant and is empowered to retain additional external legal and other advisors as necessary.

The Compensation Committee meets regularly with key members of our People team who provide updates on headcount, budget, employee engagement and internal pay equity. The Compensation Committee also discusses NEO performance with our Board Chair and Chief Executive Officer (other than with respect to himself). NEOs are not present for discussions of, or decisions related to, their compensation.

### *Compensation Committee Consultant*

The Compensation Committee retained Compensia, Inc., a national compensation consulting firm ("Compensia"), as a compensation consultant for 2022. Compensia's services in 2022 included:

- providing relevant financial and other data to assist the Compensation Committee with the selection of the peer group as described below;

- collecting and analyzing data from peer group companies, as well as the additional compensation surveys described below, to provide an understanding of the competitiveness of the base salary levels, short-term and long-term incentive compensation opportunities of our executives, including our NEOs;

- assisting with the review of the executive compensation disclosure required in this Proxy Statement;

- providing an independent review of the risks associated with the Company's compensation program; and

- updating the Compensation Committee on compensation trends and regulatory updates, including best practices.

**Use of Peer Group**

In October 2021 with Compensia's assistance, the Compensation Committee established a compensation peer group to be used for compensation decisions for FY22, which was generally developed from publicly-traded companies in the aviation, automotive, clean energy, electrical component & equipment, electric vehicle, semiconductor and technology hardware & equipment industries with a market capitalization of approximately $1.3 billion to $21.9 billion (within a range of 0.025 – 4.0 times our 30-day average market capitalization of approximately $6.2 billion as of October 2021).

Based on the foregoing review, the Compensation Committee established a peer group that consisted of AeroVironment, Archer Aviation, Bloom Energy, Cerence, ChargePoint Holdings, EnerSys, Enphase Energy, First Solar, FuelCell Energy, Luminar Technologies, Lyft, Nikola, Plug Power, Proterra, QuantumScape, Sunrun, Teledyne Technologies, Textron, TuSimple Holdings, Velodyne Lidar, Virgin Galactic Holdings and Wheels Up Experience (collectively, the "Peer Group"). At the time the Compensation Committee established our Peer Group, we were 51st percentile by market capitalization of the Peer Group.

In addition, the Compensation Committee reviewed a Radford custom survey of 55 similarly sized public companies, including 13 out of 23 public peers, reflecting companies with market capitalizations between $1.3 billion and $16.0 billion (the "Custom Survey") as well as data from the Radford San Francisco Bay Area technology survey (the "Technology Survey").

In evaluating compensation decisions during FY22, the Compensation Committee referenced each of the Peer Group, Custom Survey and Technology Survey, focusing on the source most applicable to the position being evaluated.

**Elements of Compensation**

For 2022, our compensation program included three primary components:

| Element | Purpose |
|---|---|
| **Base Salary** | Base salary is designed to provide our NEOs with a predictable level of compensation for the day-to-day performance of their roles. Base salaries are set at a level designed to remain competitive in a given market to ensure predictable income so that employees, including our NEOs, are sufficiently compensated on a day-to-day basis and are not overly dependent on the achievement of performance bonus award targets or equity appreciation in a way that might encourage excessive risk taking to achieve goals. |
| **Equity Awards with Time-Based Vesting ("Time-Based RSUs")** | Restricted stock unit ("RSU") awards granted with time-based vesting are intended to align the interests of our NEOs with that of our stockholders and to encourage retention. We grant RSUs in connection with an NEO's commencement of employment and may award additional grants on an annual basis for retention purposes. |
| **Equity Awards That Are Granted after Achievement of Performance Goals ("PSUs")** | Performance bonus program under dollar-denominated targets and maximums are established and RSUs are granted after achievement of key goals related to our development and certification timelines. These goals, which are the same for all employees, including our NEOs, are designed to reward and focus the efforts of all employees in these areas. |

Additionally, in 2022 we approved relocation packages for three of our NEOs to incentivize them to move closer to our headquarters in Santa Cruz, California and to compensate them for the higher cost of living in that area compared to the locations from which they were moving.

**Base Salary**

Base salaries are designed to provide our NEOs with a predictable level of compensation for the day-to-day performance of their roles. The Compensation Committee approved increases to our NEOs base salaries for 2022, effective as of January 7, 2022, as follows:

| Name | 2021 Base Salary | 2022 Base Salary |
|---|---|---|
| JoeBen Bevirt | $400,000 | $600,000 |
| Matt Field | $375,000 | $500,000 |
| Didier Papadopoulos | $375,000 | $500,000 |
| Kate DeHoff | $350,000 | $400,000 |
| Bonny Simi | $350,000 | $400,000 |

The Compensation Committee determined that the increase were necessary for retention purposes since both base salary and total cash compensation were below average relative to the Peer Group, particularly due to the fact that the Company does not pay cash bonuses. In addition the Compensation Committee considered internal pay equity and executive performance in determining that the increases were appropriate.

**Equity Awards**

Historically, we granted options to purchase shares of our common stock and restricted stock unit awards ("RSUs") that are settled in shares of our common stock under our 2016 Stock Plan, as amended (the "2016 Plan"), and we currently grant RSUs under our 2021 Incentive Award Plan ("2021 Plan") to our NEOs. In January 2021, we moved away from granting options in favor of RSU awards. These awards are designed to attract and retain our employees, including our NEOs, and to align their interests with the interests of our stockholders. Each RSU represents the right to receive one share of our common stock upon vesting. Any unvested options and RSU awards are forfeited if an employee or NEO ceases to provide services to the Company.

In January 2022, we granted the following Time-Based RSUs to our NEOs (the "January 2022 Grants") to bring their target total direct compensation in line with the competitive market as evaluated using an executive compensation analysis provided by the Compensation Committee's compensation consultant, Compensia. The size of Mr. Bevirt's equity award reflected the fact that he had not previously received any equity awards and his founder's equity was not subject to any vesting conditions. The Compensation Committee determined that the January 2022 Grant to Mr. Bevirt was reasonable and necessary based upon his criticality to the Company, his performance to date and the importance of providing him with a substantive future vesting opportunity as an incentive to drive stockholder value. Ms. Simi did not receive a January 2022 Grant because the Compensation Committee determined that the amounts still subject to vesting under the option award she received when she was hired in 2020 continued to provide a sufficient opportunity to earn a meaningful equity stake in the Company consistent with our retention objectives.

| Name | Time-Based RSU Award (# of units) | Grant-Date Fair Value of Award |
|---|---|---|
| JoeBen Bevirt | 996,016 | $5,916,335 |
| Matt Field | 265,604 | $1,673,305 |
| Didier Papadopoulos | 199,203 | $1,254,979 |
| Kate DeHoff | 265,604 | $1,673,305 |
| Bonny Simi | -- | -- |

The January 2022 Grants vest over four years, with 10% of the total number of RSUs vesting on each of the first four quarterly anniversaries of January 1, 2022, and 5% of the total number of RSUs on each quarterly anniversary thereafter. The Compensation Committee believed this vesting schedule, which is the same vesting schedule used for annual grants made to employees in 2022, provided an appropriate balance between near-term incentives and longer-term retention. In addition, the larger portion of the award vesting in the first year was intended to compensate, in part, for the lower overall cash compensation paid to NEOs and reflects the Company's compensation philosophy of weighting equity compensation more heavily than cash.

In December 2021, we adopted a performance equity award program for 2022 (the "2022 PSU Program"). All of our employees, including our NEOs, were eligible to participate in the 2022 PSU Program. Under the 2022 PSU Program, a target and maximum bonus amount was established in dollars for each of our NEOs. Subject to our achievement of certain operational, manufacturing and business goals in 2022, RSUs were awarded as described below. The goals covered three broad areas aligned with our overall Company focus on development and certification, manufacturing, and commercialization. The goals, which were selected by management and approved by our Compensation Committee, were designed to be challenging and to reward outstanding performance against our operational goals and objectives. We believe that the targets and goals reflected in the 2022 PSU Program align the interests of our employees, including our NEOs, with our Company's progress and our stockholders' interests. Each of the specific goals is confidential and would cause competitive harm if disclosed (with the exception of the goals noted in the table below).

On each date that the plan administrator determined that one of the 2022 PSU Program goals had been met, the participant became entitled to a number of RSUs equal to the percentage attributed to the achieved goal multiplied by the participant's target award amount, divided by the volume-weighted average trading price of the Company's common stock over the 20 consecutive trading days ending on the date on which the goal was achieved ("VWAP"). RSU awards were not granted until subsequently approved by the Committee. Any RSUs that were granted under the 2022 PSU Program in 2022 vested in full on January 1, 2023, subject to the NEO's continued employment with us through such date.

Our Compensation Committee established the target and maximum amounts for each NEO based on the individual's role, a review of competitive market data, and the specific impact they were expected to have on achieving the Company-wide goals. Under the 2022 PSU Program, the Compensation Committee set the following target and maximum values for our NEOs:

| Name | Target Amount | Maximum Amount |
|---|---|---|
| JoeBen Bevirt | $3,000,000 | $4,000,000 |
| Matthew Field | $1,000,000 | $1,333,333 |
| Didier Papadopoulos | $1,500,000 | $2,000,000 |
| Kate DeHoff | $500,000 | $666,666 |
| Bonny Simi | $500,000 | $666,666 |

In June 2022, our Compensation Committee adjusted several goals in connection with the 2022 PSU Program to provide additional opportunities to achieve replacement goals after certain targets became unachievable following an accident involving one of our remotely piloted, experimental prototype aircraft during flight testing and to reflect changes to the Company's spending priorities related to an increased focus on cash conservation and certification efforts. Specifically, the Compensation Committee determined that a prior goal related to envelope expansion testing had been substantially achieved based on the overall objectives of the testing program having been met. The Compensation Committee also extended the deadline for accomplishment of a goal related to a public flight of our aircraft and replaced goals related to our anticipated Elevate conference, which was rescheduled, with goals related to closing an airline partnership and other goals related to certification and design milestones. Our Compensation Committee adjusted the goals in a manner intended to continue to both be challenging to achieve and to reward outstanding performance against our operational goals and objectives.

The 2022 PSU Program resulted in approximately 42% of the target awards being granted during the year, as follows:

| Date of Achievement | Goal Achieved | Target Amount Awarded | Conversion Price for RSUs[1] |
|---|---|---|---|
| 2/16/2022 | Flight envelope expansion testing[2] | 6.67% | $4.65 |
| 3/31/2022 | Certification Goal #1 | 10.00% | $5.55 |
| 10/07/2022 | Close airline agreement | 3.33% | $4.90 |
| 10/13/2022 | Public flight | 6.67% | $4.48 |
| 10/25/2022 | Completion of specified number of Contract Hours under our contract with the Department of Defense | 6.67% | $4.28 |
| 11/4/2022 | Receipt of Part 135 Certification | 3.33% | $4.33 |
| 12/15/2022 | Certification Goal #2 | 5.00% | $3.84 |

(1) Conversion price is equal to the 20-day VWAP as described above.
(2) Determined by the Compensation Committee to be substantially achieved, as described above.

The individual number of RSUs granted to each NEO as a result of achievement is set forth below in the "Outstanding Equity Awards at Fiscal Year-End" table. Each award of RSUs vested on January 1, 2023.

**Other Elements of Compensation**

*Retirement Savings and Health and Welfare Benefits*

We maintain a 401(k) retirement savings plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We match up to 50% of a participant's annual eligible contribution to the 401(k) plan, up to a maximum of $4,000. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies.

Our NEOs are eligible to participate in our standard health and welfare plans on the same basis as other full-time employees. These health and welfare plans include medical, dental and vision benefits; short-term and long-term disability insurance; and supplemental life and AD&D insurance.

*Perquisites and Other Personal Benefits*

Executive perquisites are not part of our general compensation philosophy. However, when we believe it is necessary to attract or retain an individual, we may choose to provide perquisites to an NEO, as determined on a case-by-case basis. In 2022, we provided the following perquisites to our NEOs: expense reimbursements paid to Mr. Field and Mr. Papadopoulos for expenses incurred in traveling to and from their primary residences, company-provided temporary housing for Mr. Papadopoulos, tax gross-up payments related to the travel expense reimbursements and housing, and the relocation assistance described below paid to Mr. Field, Mr. Papadopoulos and Ms. Simi. We also paid a sign-on bonus to Mr. Field in the amount of $400,000, with $200,000 paid in each of 2021 and 2022, and to Mr. Papadopoulos in the amount of $100,000, with $50,000 paid in each of 2021 and 2022. The sign-on bonuses were set at levels that took into consideration compensation levels Mr. Field and Mr. Papadopoulos had received in their prior roles as well as internal pay equity considerations.

*Relocation Packages*

In certain circumstances, where we find compelling candidates for key roles, we may provide relocation assistance to incentivize them to move closer to our Santa Cruz, California headquarters or other office locations. In determining whether such benefits are warranted, the Compensation Committee considers the criticality of the role, the availability of candidates in the local talent pool and the expected contributions from the relocating executive.

The employment agreement we entered into with Mr. Field in February 2021, in connection with the commencement of his employment, provided that he would be eligible for a $100,000 relocation bonus, payable upon his relocation to a residence within 50 miles of his primary assigned office (the "Relocation Bonus"), reimbursement of up to $10,000 in travel expenses during his first year of employment for travel to and from his primary residence, and Company-provided temporary housing during the first three months of his employment. In addition, we grossed up the taxes incurred by Mr. Field in connection with his travel reimbursement.

In June 2022, the Compensation Committee approved additional relocation assistance for Mr. Field, in light of significantly increased housing costs, and also approved relocation assistance packages for Mr. Papadopoulos and Ms. Simi. In determining that such relocation assistance was warranted, the Compensation Committee took into consideration each executive's performance to date, the criticality of the executive's role and responsibilities in achieving the Company's near- and long-term objectives as well as the significant cost of living differences between the location from which each NEOs was relocating and the Santa Cruz area. For Mr. Papadopoulos and Ms. Simi, the Compensation Committee also considered that each was originally hired with the understanding that they would periodically commute from their primary residence to the Company's offices. However, more recent increases to the demands of their roles made it desirable that they relocate to be available onsite full time.

The relocation packages consisted of a one-time bonus to be paid to the executive upon acceptance by a seller of the executive's offer to purchase a residence within 50 miles of one of our California locations (the "Down Payment Assistance") and additional cash compensation, effective as of the July 8, 2022 payroll (the "Geographic Differential Compensation"). The Down Payment Assistance will be subject to a pro rata repayment obligation by the NEO if they voluntarily resign or are terminated for "cause" (as defined in the 2021 Plan) within three years after payment of the Down Payment Assistance. The Geographic Differential Compensation is not considered part of the NEO's base salary for the purpose of calculating any bonus, equity award or other compensation and would have been canceled if the NEO did not rent or purchase a residence in the specified area by December 31, 2022 and will thereafter be terminated if the NEO does not maintain a residence in the specified area. The Geographic Differential Compensation is an annual payment that will be reevaluated by the Compensation Committee beginning in 2025 to determine whether it continues to be appropriate in light of the Company's compensation philosophy. The Compensation Committee approved the following relocation packages in June 2022:

| Name | Geographic Differential | Down Payment Assistance |
|---|---|---|
| Matt Field | $100,000 | $200,000[1] |
| Didier Papadopoulos | $250,000 | $400,000 |
| Bonny Simi | $100,000 | $200,000[1] |

(1)   Mr. Field and Ms. Simi are currently renting housing and, therefore, did not receive any Down Payment Assistance payments during 2022.

## Executive Compensation Arrangements

### Employment and Offer Letters

#### JoeBen Bevirt

We have not entered into an offer letter or employment agreement with Mr. Bevirt.

#### Matthew Field

In February 2021, we entered into an employment offer letter with Mr. Field that sets forth the terms and conditions of his employment, including his initial annual base salary of $375,000 and new hire grant of 553,151 RSUs. This grant of RSUs was designed to compensate Mr. Field for a portion of the unvested equity and pension benefits that he forfeited with his previous employer. Mr. Field's offer letter also includes a $400,000 signing bonus, of which $200,000 was payable in connection with Mr. Field's first day of employment (the "First Installment") and the remaining $200,000 was paid in April 2022 (the "Second Installment"). The employment offer letter also entitled Mr. Field to a $100,000 relocation bonus, paid in December 2022 upon his relocation to a residence within 50 miles of his primary office (the "Relocation Bonus"), and reimbursement of up to $10,000 in travel expenses during his first year of employment for travel to and from his primary residence.

If Mr. Field is terminated for "cause" (as defined in his employment offer letter) or voluntarily resigns within one year of receiving payment of the Relocation Bonus, he must repay the Relocation Bonus, less 8.33% for each full month of work he has completed after earning the Relocation Bonus.

We also entered into a Relocation Assistance Letter with Mr. Field in July 2022 pursuant to which we agreed to pay the Down Payment Assistance and the Geographic Differential Compensation as described above under "Relocation Packages."

#### Didier Papadopoulos

In April 2021, we entered into an employment offer letter with Mr. Papadopoulos that sets forth the terms and conditions of his employment, including his initial annual base salary of $375,000 and a new hire grant of RSUs valued at $2,400,000 vesting over six years. Mr. Papadopoulos' offer letter also included a $100,000 signing bonus, of which $50,000 was paid in connection with his first day of employment and the remainder was paid in April 2022, in connection with the one-year anniversary of his employment.

We also entered into a Relocation Assistance Letter with Mr. Papadopoulos in July 2022 pursuant to which we agreed to pay the Down Payment Assistance and the Geographic Differential Compensation as described above under "Relocation Packages."

#### Bonny Simi

In November 2020, we entered into an employment offer letter with Ms. Simi that sets forth the terms and conditions of her employment, including her initial annual base salary of $350,000. Under the terms of her employment offer letter, Ms. Simi also received a stock option to purchase 1,512,522 shares of the Company's common stock, vesting over six years.

We also entered into a Relocation Assistance Letter with Ms. Simi in July 2022 pursuant to which we agreed to pay the Down Payment Assistance and the Geographic Differential Compensation as described above under *"Relocation Packages."*

*Kate DeHoff*

In December 2020, we entered into an employment offer letter with Ms. DeHoff that sets forth the terms and conditions of her employment, including her initial annual base salary of $350,000 and an award of time-based stock options. In January 2021, Ms. DeHoff was awarded a new hire grant of 385,522 RSUs vesting over six years in lieu of the time-based option award provided for in her offer letter.

### *Termination and Change of Control Provisions*

None of our named executive officers is entitled to any potential payments or benefits in connection with a termination of their employment or a change in control of the Company, except that under our 2021 Incentive Award Plan if equity awards are not assumed or substituted in connection with a change in control, the vesting of such equity awards will fully accelerate, and if an NEO experiences a qualifying termination within the period commencing 3 months prior to a change in control and ending 12 months after the change in control, the vesting of any equity awards that are assumed or substituted for will fully accelerate.

# EXECUTIVE COMPENSATION

**2022 Summary Compensation Table**

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2022.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($)(1) | All Other Compensation ($)(2) | Total ($) |
|---|---|---|---|---|---|---|
| JoeBen Bevirt | 2022 | 592,308 | - | 9,600,000 | 4,000 | 10,196,308 |
| *President and Chief Executive Officer* | 2021 | 400,000 | - | - | 4,000 | 404,000 |
| | 2020 | 293,600 | - | - | 3,000 | 296,600 |
| Matthew Field | 2022 | 495,192 | 300,000 (3) | 2,699,998 | 61,934 | 3,557,125 |
| *Chief Financial Officer* | 2021 | 304,327 | 200,000 | 4,828,787 | 45,007 | 5,378,121 |
| Didier Papadopoulos | 2022 | 495,192 | 50,000 (4) | 2,549,999 | 586,473 | 3,681,664 |
| *Head of Aircraft OEM* | | | | | | |
| Kate DeHoff | 2022 | 398,077 | - | 2,349,998 | 4,000 | 2,752,075 |
| *General Counsel and Corporate Secretary* | | | | | | |
| Bonny Simi | 2022 | 398,077 | - | 350,000 | 54,000 | 802,077 |
| *Head of Air Operations and People* | 2021 | 350,000 | - | | 4,000 | 354,000 |
| | 2020 | 13,462 | 250,000 | 9,408,556 | - | 9,672,018 |

(1) Amounts reported represent the aggregate grant date fair value of RSU awards granted to our NEOs during 2022 under our 2021 Plan and the 2022 PSU Program, computed in accordance with FASB ASC Topic 718. See the discussion of Critical Accounting Policies in the Management's Discussion and Analysis our Annual Report on Form 10-K for the year ended December 31, 2022 for the assumptions used in calculating these values. The value for each award granted under the 2022 PSU Program that is reported in the table assumed a 70% probability of achievement at target. The grant date fair value of each award, assuming the maximum level of performance, is $4,000,000, $1,333,333, $2,000,000, $666,666 and $666,666 for Messrs. Bevirt, Field, Papadopoulos and Mses. DeHoff and Simi, respectively.

(2) Amount reported represent the following:

| NEO | 401(k) Plan Matching Contributions | Down Payment Assistance | Geographical Differential Compensation | Travel Reimbursement | Tax Gross Up of Travel Reimbursement |
|---|---|---|---|---|---|
| JoeBen Bevirt | $ 4,000 | | | | |
| Matthew Field | $ 4,000 | | $ 50,000 | $ 3,820 | $ 4,113 |
| Didier Papadopoulos | $ 4,000 | $ 400,000 | $ 125,000 | $ 28,009 | $ 29,464 |
| Kate Dehoff | $ 4,000 | | | | |
| Bonny Simi | $ 4,000 | | $ 50,000 | | |

Down payment assistance, geographical differential compensation, travel reimbursement and tax gross up of travel reimbursement is more fully described above under "*Relocation Program*" and "*Employment and Offer Letters.*"

(3) Amount reported includes $200,000, which represents the second half of Mr. Fields's sign-on bonus paid to him in April 2022, as well as a $100,000 relocation bonus, as more fully described above under "*Employment and Offer Letters.*"

(4) Amount reported represents a $50,000 sign-on bonus paid to Mr. Papadopoulos upon commencement of his employment, as more fully described above under "*Employment and Offer Letters.*"

**2022 Grants of Plan-Based Awards Table**

The following table provides information about equity and non-equity awards granted to the NEOs in 2022.

| Name | Grant Date | Award Type | Estimated Future Payout Under Equity Incentive Plan Awards | | | All Other Stock Awards Number of Shares of Stock (#) | Grant Date Fair Value of Stock Awards ($) |
| | | | Threshold ($) | Target ($) | Maximum ($) | | |
|---|---|---|---|---|---|---|---|
| JoeBen Bevirt | 1/10/2022 | RSU[1] | | | | 996,016 | 5,916,335 |
| | (2) | PSU[2] | 100,000 | 3,000,000 | 4,000,000 | | |
| Matthew Field | 1/7/2022 | RSU[1] | | | | 265,604 | 1,673,305 |
| | (2) | PSU[2] | 33,333 | 1,000,000 | 1,333,333 | | |
| Didier Papadopoulos | 1/7/2022 | RSU[1] | | | | 199,203 | 1,254,979 |
| | (2) | PSU[2] | 50,000 | 1,500,000 | 2,000,000 | | |
| Kate DeHoff | 1/7/2022 | RSU[1] | | | | 265,604 | 1,673,305 |
| | (2) | PSU[2] | 16,666 | 500,000 | 666,667 | | |
| Bonny Simi | (2) | PSU[2] | 16,666 | 500,000 | 666,667 | | |

(1)  Time-based RSUs were granted under the 2021 Plan and vest as to 10% of the award on the first four quarterly anniversaries of January 1, 2022, and as to 5% of the award on each of the next 12 quarterly anniversaries thereafter, subject to continued service.

(2)  Dollar-denominated target and maximum amounts were established by the Board and Compensation Committee in December 2021 for the 2022 performance period. Restricted stock unit awards were granted under the 2022 PSU Program after achievement of goals established under the 2022 PSU Program. On each date that the plan administrator determined that any 2022 PSU Program goal had been met, the participant became entitled to a number of RSUs equal to the percentage attributable to the achieved goal multiplied by the participant's target award amount, divided by the volume-weighted average trading price of the Company's common stock over the 20 consecutive trading day immediately preceding the date on which the goal was achieved. The RSUs vested on January 1, 2023, subject to the participant's continued employment through the vesting date, and were settled in shares of the Company's common stock on January 9, 2023.

## 2022 Outstanding Equity Awards at Fiscal Year-End Table

The following table summarizes the number of outstanding equity awards held by our NEOs as of December 31, 2022.

| Name | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| | Number of shares underlying unexercised options (#) exercisable | Number of shares underlying unexercised options (#) unexercisable | Option exercise price ($) | Option expiration date | Number of shares or units of stock that have not vested (#) | Market value of shares or units of stock that have not vested ($)[1] |
| JoeBen Bevirt | | | | | 697,211[2] | 2,335,657 |
| | | | | | 270,998[3] | 907,843 |
| Matthew Field | | | | | 185,923[2] | 622,842 |
| | | | | | 414,898[4] | 1,389,908 |
| | | | | | 90,330[3] | 302,606 |
| Didier Papadopoulos | | | | | 139,442[2] | 467,131 |
| | | | | | 209,545[5] | 701,976 |
| | | | | | 135,499[3] | 453,922 |
| Kate DeHoff | | | | | 185,923[2] | 622,842 |
| | | | | | 273,101[6] | 914,888 |
| | | | | | 45,165[3] | 151,303 |
| Bonny Simi | 975,097[7] | 282,894[8] | $1.77 | 12/18/2030 | | |
| | | | | | 45,165[3] | 151,303 |

(1) Amount reported based on value of $3.35 per share, which was the closing price of our common stock on December 30, 2022.

(2) RUSs that vest as to 1/7th of the number of units reported on January 1, 2023, and as to 1/14th of the number of units reported on each quarterly anniversary thereafter, subject to continued service.

(3) RSUs granted upon achievement of goals under the 2022 PSU Program that vest in full on January 1, 2023, subject to continued service.

(4) RSUs that vest in equal quarterly installments through October 3, 2026, subject to continued service.

(5) RSUs that vest in equal quarterly installments through June 14, 2027, subject to continued service.

(6) RSUs that vest in equal quarterly installments through January 12, 2027, subject to continued service.

(7) Option for which 249,643 shares were vested as of December 31, 2022. The remaining shares subject to the option vest in equal quarterly installments through December 15, 2026, subject to continued service.

(8) Option that vests in equal quarterly installments through December 15, 2026, subject to continued service.

## 2022 Options Exercised and Stock Vested Table

The following table summarizes the value realized by our NEOs due to the vesting of RSU awards and the exercise of stock options during 2022.

| Name | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[2] |
| JoeBen Bevirt | | | 298,805 | 1,563,745 |
| Matthew Field | | | 217,934 | 1,225,058 |
| Didier Papadopoulos | | | 129,585 | 647,438 |
| Kate DeHoff | | | 192,102 | 1,056,652 |
| Bonny Simi | 56,497 | 131,638 | | |

(1) Represent the excess of the closing price of our common stock on the date of exercise over the exercise price of the underlying option, multiplied by the number of options exercised.

(2) Represents the amount realized based on the product of the number of RSUs vested multiplied by the closing price of our common stock on the applicable vesting date. Due to a lockup period related to the Merger, the shares underlying the RSUs that vested prior to August 10, 2022 were not released to the NEOs until August 18, 2022.

## Quantification of Potential Payments upon Termination or Change in Control

The table below reflects the intrinsic value of unvested equity awards that would have been accelerated had (i) a change in control occurred on December 31, 2022 and the outstanding equity awards were not assumed or substituted and/ or (ii) a NEO's employment with the Company been terminated as of December 31, 2022 and such termination occurred within the period commencing 3 months prior to a change in control and ending 12 months after the change in control. The numbers below are based on our closing stock price of $3.35 on December 31, 2022.

| Name | Value of Benefit ($) |
|---|---|
| JoeBen Bevirt | 3,243,500 |
| Matthew Field | 925,448 |
| Didier Papadopoulos | 921,052 |
| Kate DeHoff | 774,145 |
| Bonny Simi | 151,303 |

## Pay Versus Performance Table

| Year | Summary Comp. Table Total for CEO | Compensation Actually Paid to CEO | Average Summary Comp. Table Total for Non-CEO NEOs[1] | Average Compensation Actually Paid to Non-CEO NEOs | Value of Initial Fixed $100 Investment Based On: | | Net Income | Company Selected Measure |
|---|---|---|---|---|---|---|---|---|
| | | | | | TSR | Peer Group TSR[2] | | |
| 2022 | 10,196,308 | 5,403,553 | 2,698,235 | (429,628) | 33.40 | 31.78 | (258,043) | n/a |
| 2021 | 404,000 | 404,000 | 8,212,877 | 7,177,713 | 72.78 | 69.08 | (180,324) | n/a |

(1) Amounts represent compensation actually paid to our Principal Executive Officer (PEO) and the average compensation actually paid to our remaining NEOs for the relevant fiscal year, as determined under SEC rules (and described below), which includes the individuals indicated in the table below for each fiscal year:

| Year | PEO | Non-PEO NEOs |
|---|---|---|
| 2022 | JoeBen Bevirt | Matthew Field, Didier Papadopoulos, Kate DeHoff and Bonny Simi. |
| 2021 | JoeBen Bevirt | Matthew Field and Eric Allison |

Compensation actually paid to our NEOs represents the "Total" compensation reported in the Summary Compensation Table for the applicable fiscal year, as adjusted as follows:

| Adjustments | 2021 | | 2022 | |
| --- | --- | --- | --- | --- |
| | PEO | Average Non-PEO NEOs | PEO | Average Non-PEO NEOs |
| Deduction for Amounts Reported under the "Stock Awards" and "Option Awards" Columns in the Summary Compensation Table for Applicable FY | — | (7,744,671) | (9,600,000) | (1,979,999) |
| Increase based on ASC 718 Fair Value of Awards Granted during Applicable FY that Remain Unvested as of Applicable FY End, determined as of Applicable FY End | — | 6,709,507 | 3,243,500 | 692,987 |
| Increase/deduction for Awards Granted during Prior FY that were Outstanding and Unvested as of Applicable FY End, determined based on change in ASC 718 Fair Value from Prior FY End to Applicable FY End | — | — | — | (1,834,777) |
| Increase based on ASC 718 Fair Value of Awards Granted during Applicable FY that Vested during Applicable FY, determined as of Vesting Date | — | — | 1,563,745 | 286,686 |
| Increase/deduction for Awards Granted during Prior FY that Vested During Applicable FY, determined based on change in ASC 718 Fair Value from Prior FY End to Vesting Date | — | — | — | (292,760) |
| **TOTAL ADJUSTMENTS** | **—** | **(1,035,164)** | **(4,792,755)** | **(3,127,863)** |

(2) For the relevant fiscal year, represents the cumulative TSR (the "Peer Group TSR") of a peer group consisting of Archer Aviation Inc., Eve Holding, Inc., Joby Aviation, Inc., Lilium N.V., Vertical Aerospace Ltd. ("Peer Group"), as used in the Stock Performance Graph disclosed under Item 5 of our Annual Report on Form 10-K for the year ended December 31, 2022. The amount reflected shows the annual change in value of $100 invested in the Peer Group on August 10, 2021, the date of our Merger with RTP, and assumes reinvestment of dividends, if any. Each of the companies in our Peer Group went public via merger with a special purpose acquisition company ("SPAC"). For Peer Group companies that completed their SPAC merger after August 10, 2021, the cumulative return for the Peer Group was weighted based on the market capitalization of each company based on the date of its SPAC merger.

(3) Fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns was determined by reference to (i) for solely service-vesting RSU awards, the closing price per share on the applicable year-end date(s) or, in the case of vesting dates, the closing price per share on the applicable vesting date(s); (ii) for performance-based RSU awards, the same valuation methodology as RSU awards above except that the year-end values are multiplied by the probability of achievement of the applicable performance objective as of the applicable date; and (iii) for stock options, a Black Scholes value as of the applicable year-end or vesting date(s), determined based on the same methodology as used to determine grant date fair value but using the closing stock price on the applicable revaluation date as the current market price and with an expected life set equal to the remaining life of the award in the case of underwater stock options and, in the case of in the money options, an expected life equal to the original ratio of expected life relative to the ten year contractual life multiplied times the remaining life as of the applicable revaluation date, and in all cases based on volatility and risk free rates determined as of the revaluation date based on the expected life period and based on an expected dividend rate of 0%. For additional information on the assumptions used to calculate the valuation of the awards, see the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

## Pay v. Performance Descriptive Disclosure

Since we were not a publicly traded company until August 2021, and are not yet generating operating revenues, we have not historically tied executive compensation to financial performance measures. Consequently, we have not included a Company-Selected Measure in our Pay Versus Performance Table. The primary way in which we tied executive pay to performance in 2022 was through our 2022 PSU Program, which awarded RSUs to our NEOs and employees for achieving key operational goals that move us closer to our ultimate goal of launching our commercial UAM service, which will be the primary driver of operational revenues in the future.

Our average NEO Compensation Actually Paid ("CAP") was negative for 2022, reflecting the decline in our TSR, which was consistent with the decline in our Peer Group TSR over the same period. Our CEO CAP increased in 2022 due to the equity awards described above which were granted in 2022 and the fact that, unlike our other NEOs, Mr. Bevirt did not have any outstanding equity awards granted in prior periods. Net income reflected a larger loss in 2022 than in 2021, reflecting ongoing investments in our certification and manufacturing efforts and increased headcount.

**Tabular List of Performance Measures**

As described above, the primary way in which we tied executive pay to performance in 2022 was through our 2022 PSU Program, which was based on operational goals. No financial performance measures were used by the Company is setting pay-for-performance compensation in 2022.

**Compensation Policies and Practices Related to Risk Management**

When establishing and reviewing the Company's executive compensation program, the Compensation Committee worked with management and Compensia to determine whether the compensation encourages unnecessary or excessive risk taking and concluded that it does not. See the section entitled "Board of Directors and Corporate Governance – Our Board of Directors' Role in Risk Oversight" for additional discussion of risk considerations.

# EQUITY COMPENSATION PLAN INFORMATION

We currently maintain the following equity compensation plans that provide for the issuance of shares of our common stock to our officers and other employees, directors and consultants, each of which has been approved by our stockholders: our 2021 Incentive Award Plan (the "2021 Plan") and our 2021 Employee Stock Purchase Plan (the "ESPP").

The following table presents information as of December 31, 2022, with respect to compensation plans under which shares of our common stock may be issued.

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted-average exercise price of outstanding options, warrants and rights ($) | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | 45,630,574 [2] | $ 0.68 | 79,040,020 [3] |
| Equity compensation plans not approved by security holders | — | — | — |
| Total/Weighted Average/Total | 45,630,574 | $ 0.68 | 79,040,020 |

_____

(1) Includes our 2021 Plan and our ESPP.

(2) Includes stock options outstanding under the 2016 Stock Option and Grant Plan (the "2016 Plan"). Joby ceased granting awards under the 2016 Plan effective August 10, 2021.

(3) Includes 69,365,590 shares available for issuance under the 2021 Plan and 9,674,430 shares available for issuance under the ESPP. The number of shares available for issuance under the 2021 Plan will be increased on January 1 of each year in an amount equal to the lesser of (i) a number of shares equal to 4% of the total number of shares of all classes of common stock of the Company outstanding on the last day of the immediately preceding fiscal year, or (ii) such number of shares determined by the Company's board of directors. Our compensation committee has not commenced or authorized any offerings pursuant to our ESPP but may do so at a future time. The number of shares of common stock available for issuance under the 2021 ESPP will be increased on January 1 of each year in an amount equal to the lesser of (i) a number of shares of common stock equal to 0.5% of the total number of shares of all classes of common stock of the Company outstanding on the last day of the immediately preceding fiscal year, or (ii) such number of shares determined by the Company's board of directors.

# CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with our directors and executive officers described under "Executive Compensation" and "Management" above, the following is a description of each transaction since January 1, 2022, and each currently proposed transaction in which:

- the Company was or is to be a participant;

- the amount involved exceeds or will exceed $120,000; and

- any director, executive officer or beneficial holder of more than 5% of capital stock of the Company, or any immediate family member of, or person sharing the household with, any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

## Toyota Motor Corporation

In 2019, Legacy Joby entered into an Amended and Restated Collaboration Agreement (the "Collaboration Agreement") with Toyota Motor Corporation ("Toyota") in connection with Toyota's purchase of Legacy Joby's Series C preferred stock. The Collaboration Agreement defines the terms of the parties' relationship in connection with certain planned collaboration projects.

In 2021, Toyota and Legacy Joby entered into the Toyota MOU, under which Toyota has the right to designate one designee for nomination to our board of directors. James Kuffner is currently serving as Toyota's designee on our board of directors.

## SummerBio LLC

Beginning in 2020, Legacy Joby entered into certain transactions with SummerBio LLC. These included the purchase by Joby of COVID-19 testing services for Joby employees from SummerBio LLC, as well as Legacy Joby's provision of personnel to SummerBio LLC to assist in SummerBio LLC's research and development efforts. Certain holders of Legacy Joby capital stock, including (i) entities affiliated with Intel Capital Corporation, Joby Trust, Sciarra Management Trust, Capricorn Investment Group and Toyota Motor Corporation, each of which currently hold more than 5% of Joby's capital stock and (ii) entities affiliated with Dayton Joby Trust 1, which is affiliated with Legacy Joby director, Sky Dayton, hold equity in SummerBio LLC. JoeBen Bevirt, Paul Sciarra, Dipender Saluja and James Kuffner, each of whom are directors of Joby, are affiliated with Joby Trust, Sciarra Management Trust, Capricorn Investment Group and Toyota Motor Corporation, respectively. In June 2022, SummerBio notified the Company of its decision to wind down testing operations and close the business, which SummerBio substantially executed by the end of December 2022. As a result, the Company recorded an impairment loss on the Company's investment of $6.4 million. The Company recognized income of $19.5 million (net of impairment loss) and $29.4 million for the years ended December 31, 2022 and 2021, respectively.

## Joby Trust Ownership Interest in Vendors

Joby Trust holds 100% of the ownership interests in North Coast, LLC and North Coast Farms, LLC and holds 90% of the ownership interests in North Coast Remediation, LLC, each of which provide services to Joby. The services purchased from these vendors include rent of office space and certain utilities and maintenance services related to the property on which the rented premises are located. Expenses and related payments to these vendors totaled $0.7 million and $1.3 million during the years ended December 31, 2022 and December 31, 2021, respectively. The Company owed these vendors an aggregate of $0.0 million and $0.1 million as of December 31, 2022 and December 31, 2021, respectively. JoeBen Bevirt, who is a director and officer of Joby, is affiliated with Joby Trust.

## Director and Officer Indemnification

Joby's charter and bylaws provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. Joby has entered into indemnification agreements with each of its directors and executive officers.

## Registration Rights Agreement

In connection with the closing of the Merger, we and certain of our and RTP's stockholders entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights

Agreement, we agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement within thirty calendar days of the closing of the Merger. Certain stockholders party to the agreement may each request to sell all or any portion of their registrable securities in an underwritten offering up to two times in any 12-month period, so long as the total offering price is reasonably expected to exceed $100.0 million. We also agreed to provide "piggyback" registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that we will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

## Policies and Procedures for Related Person Transactions

We have adopted a written related person transaction policy that will set forth the policies and procedures for the review and approval or ratification of related person transactions. A "related person transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "related person" means:

- any person who is, or at any time during the applicable period was, one of Joby Aviation's executive officers or directors;

- any person who is known to be the beneficial owner of more than 5% of our voting stock;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock; and

- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

We have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

# REPORT OF THE AUDIT COMMITTEE

*The information contained in the following report of our Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by us under the Exchange Act or the Securities Act unless and only to the extent that we specifically incorporate it by reference.*

The primary role of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information proposed to be provided to stockholders and others, the adequacy of the system of internal control over financial reporting and disclosure controls and procedures established by management and the Board, and the audit process and the independent registered public accounting firm's qualifications, independence and performance.

Management has primary responsibility for the financial statements and is responsible for establishing and maintaining the Company's system of internal controls over preparation of the Company's financial statements. The Company's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an audit of the Company's consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board ("PCAOB") and issuing an opinion on the financial statements. The Audit Committee meets periodically with the Company's independent registered public accounting firm, with and without management present, to review the adequacy of the Company's internal controls, financial reporting practices and audit process.

Our Audit Committee has reviewed and discussed with our management and Deloitte & Touche LLP, our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the "Form 10-K"). Our Audit Committee has also discussed with Deloitte & Touche LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

Our Audit Committee has received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding the independent accountant's communications with our Audit Committee concerning independence and has discussed with Deloitte & Touche LLP its independence from us.

Based on the review and discussions referred to above, our Audit Committee recommended to our Board that the audited consolidated financial statements be included in our Form 10-K for filing with the SEC.

**Audit Committee**

Laura Wright, Chair
Aicha Evans
Halima DeLaine Prado

# DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange act requires the Company's directors and executive officers to file initial reports of ownership and reports of changes in ownership with the SEC. As a matter of practice, our administrative staff assists our directors and executive officers in preparing these reports and typically files these reports on their behalf. We believe that all Section 16(a) filing requirements were met in fiscal year 2022, with the exception noted below:

- Late Form 4 reports were filed on August 22, 2022, for Aicha Evans, Reid Hoffman, James Kuffner, Dipender Saluja, Paul Sciarra and Laura Wright to report shares automatically granted under the Company's Non-Employee Director Compensation Program.

# ADDITIONAL INFORMATION

We will mail, without charge, upon written request, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

**Joby Aviation, Inc.**
333 Encinal Street
Santa Cruz, California 95060
Attn: Investor Relations

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, is also available at *ir.jobyaviation.com*.

# OTHER MATTERS

Our board of directors does not presently intend to bring any other business before the Annual Meeting and, so far as is known to our board of directors, no matters are to be brought before the Annual Meeting except as specified in the Notice. As to any business that may arise and properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

By Order of the Board of Directors,

JoeBen Bevirt
*Chief Executive Officer*

Santa Cruz, California

April 26, 2023





JOBY AVIATION, INC.
333 ENCINAL STREET
SANTA CRUZ, CA 95060

**SCAN TO**
**VIEW MATERIALS & VOTE**

**VOTE BY INTERNET**
*Before The Meeting* - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

*During The Meeting* - Go to **www.virtualshareholdermeeting.com/JOBY2023**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V13251-P93518 KEEP THIS PORTION FOR YOUR RECORDS

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.** DETACH AND RETURN THIS PORTION ONLY

**JOBY AVIATION, INC.**

**The Board of Directors recommends you vote FOR proposals 1, 2 and 3 and ONE YEAR for proposal 4:**

1. Election of Directors

**Nominees:**

| *To be elected for terms expiring in 2026:* | **For** | **Withhold** |
|---|---|---|
| 1a. Halimah DeLaine Prado | ☐ | ☐ |
| 1b. Paul Sciarra | ☐ | ☐ |
| 1c. Laura Wright | ☐ | ☐ |

| | **For** | **Against** | **Abstain** |
|---|---|---|---|
| 2. Ratify the appointment of Deloitte & Touche LLP as Joby's independent registered public accounting firm for fiscal year 2023. | ☐ | ☐ | ☐ |
| 3. Approval, in a non-binding advisory vote, of the compensation of Joby's named executive officers. | ☐ | ☐ | ☐ |

| | **1 Year** | **2 Years** | **3 Years** | **Abstain** |
|---|---|---|---|---|
| 4. Advisory vote on the frequency of the advisory vote on the compensation of Joby's named executive officers. | ☐ | ☐ | ☐ | ☐ |

**NOTE:** Such other business as may properly come before the meeting or any adjournment thereof.

**NOTE:** Please sign as name appears hereon, Joint owners each sign. When signing as attorney, executor, trustee or guardian, please give full title as such.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:**
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

V13252-P93518

## PROXY

## THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF JOBY AVIATION, INC.

The undersigned hereby appoints Matthew Field and Kate DeHoff, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of Joby Aviation, Inc. Common Stock which the undersigned is entitled to vote and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of the Company to be held June 22, 2023 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

**THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO SUCH DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES UNDER PROPOSAL 1, FOR PROPOSALS 2 AND 3 AND ONE YEAR FOR PROPOSAL 4 AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.**

**Continued and to be marked, dated and signed on reverse side**

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

---

# FORM 10-K

---

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2022**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**

**Commission file number 001-39463**

---

# Joby Aviation, Inc.

**(Exact name of registrant as specified in its charter)**

---

| **Delaware** | **98-1548118** |
|:---:|:---:|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| **2155 Delaware Avenue, Suite #225** | |
|:---:|:---:|
| **Santa Cruz, CA** | **95060** |
| (Address of Principal Executive Offices) | (Zip Code) |

**(831) 201-6700**

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|:---:|:---:|:---:|
| Common Stock, par value $0.0001 | **JOBY** | **New York Stock Exchange** |
| Warrants to purchase common stock | **JOBY WS** | **New York Stock Exchange** |

Securities registered pursuant to section 12(g) of the Act:

**None**

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐  No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $2.20 billion, based upon the closing sales price of the common stock as reported on the New York Stock Exchange. Shares of common stock held by executive officers and directors have been excluded from this calculation because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

APPLICABLE ONLY TO CORPORATE REGISTRANTS:

The registrant had outstanding 628,585,600 shares of common stock as of February 21, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The registrant's Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

# Table of Contents

## Part I

### *Special Note Regarding Forward-Looking Statements*

Statements contained in this Annual Report on Form 10-K which are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy and plans and objectives of management of Joby Aviation, Inc. (the "Company," "we," "us" or "our"). These statements constitute projections and forecasts and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Annual Report, words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "strive," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on information available as of the date of this Annual Report and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties including those set forth in Part I, Item 1A "Risk Factors" and elsewhere in this Annual Report and in other documents we file with the U.S. Securities and Exchange Commission. These risks and uncertainties may cause actual results or performance to differ materially from the expectations expressed or implied. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

### *Market and Industry Data*

This Annual Report includes industry and market data obtained from periodic industry publications, third-party surveys and studies, including from Morgan Stanley and government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this Annual Report, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Each publication, study and report speaks as of its original publication date (and not as of the date of this Annual Report). Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources replied upon or cited herein.

## Item 1. Business

### Overview

Our mission is to help the world connect faster and more easily with the people and places that matter most by delivering a new form of clean, quiet aerial transportation. Building on recent advancements in energy storage, microelectronics, material science and software, we are developing an all-electric aircraft with zero operating emissions that will transport a pilot and four passengers at speeds of up to 200 mph, while also having the ability to takeoff and land vertically. In order to successfully bring our aircraft to market, we are focused on the following three goals: 1) achieving type certification of our aircraft 2) scaling our manufacturing capabilities and 3) preparing for commercial operations.

We are working closely with the Federal Aviation Administration ("FAA") to certify our aircraft for commercial operations. Joby was the first electric, vertical take off and landing ("eVTOL") company to receive a signed, stage 4 G-1 certification basis and we have now effectively completed two of the five stages of type certification. Type certification has five stages: 1) Certification Basis - details air worthiness requirements 2) Means of Compliance - details how to demonstrate compliance with safety rules 3) Certification Plans - extrapolates which test are required for each system 4) Testing & Analysis - detailed plans, documentation and completion of tests from stage 3 certification plans and 5) Show & Verify - involves FAA review and verification of testing results. We plan to complete the entire certification process in time to begin commercial passenger operations in 2025. We have also begun working with regulators in the United Kingdom and Japan, leveraging our work with the FAA.

We intend to operate our aircraft on journeys of 5 to 150 miles, providing rapid and cost-effective connections between cities and their surrounding areas. Compared to traditional, ground-based infrastructure such as road and rail, aerial ridesharing networks can be set up rapidly, and at significantly lower cost, enabling us to provide a sustainable solution to today's dual challenges of congestion and climate change. We have completed more than 1,000 test flights with our prototype aircraft, demonstrating the range, acoustic profile, speed and altitude capabilities of the aircraft.

In 2022, we completed the construction of our pilot production lines in San Carlos and Marina, CA, and we began manufacturing our production prototype aircraft. The 130,000 square foot facility in Marina was designed with support from our partners at Toyota, and will be used to validate and certify our manufacturing processes. This approach enables us to prove-out scalable technologies before making the sizable investments required for higher-volume production.

Our preparations for commercialization include forming sector-leading partnerships with partners like Uber and Delta Air Lines, both of whom have invested in Joby, as well as global partners like SK Telecom in South Korea and ANA Airlines in Japan. We have also established relationships with infrastructure providers such as Macquarie, Skyports, Reef and Related.

Successfully operating a commercial service also requires a Part 135 operating license, which we received in 2022, demonstrating the advancement of our procedures and training program and importantly, enabling our team to begin exercising the operations and customer technology platforms that will underpin multi-modal ridesharing service in future.

By combining the freedom of air travel with the efficiency of our aircraft, we expect to deliver journeys that are up to 5 times faster than driving, and it is our goal to steadily drive down end-user pricing in the years following commercial launch to make the service widely accessible.

Our aircraft has been specifically designed to achieve a considerably lower noise footprint than that of today's conventional aircraft or helicopters. It is quiet at takeoff and near silent when flying overhead, which we anticipate will allow us to operate from new skyport locations nearer to where people live and work, in addition to utilizing the more than 5,000 heliport and airport infrastructure facilities already in existence in the U.S. alone.

We do not currently intend to sell these aircraft to independent third parties or individual consumers. Instead, we plan to manufacture, own and operate our aircraft ourselves, building a vertically integrated transportation company that will deliver transportation services to our customers, including the U.S. Air Force through contracted operations, and to individual end-users through a convenient app-based aerial ridesharing service. Our goal is to begin initial service operations with the Department of Defense in 2024, followed by commercial passenger operations in 2025. We believe this business model will generate the greatest economic returns, while providing us with end-to-end control over the customer experience to optimize for customer safety, comfort and value. There may be circumstances in which it is either required (for example, due to operating restrictions on foreign ownership in other countries) or otherwise desirable to sell aircraft in the future. While we do not expect this would change our core focus on building a vertically integrated transportation company, we may choose to sell aircraft in circumstances where we believe there is a compelling reason to do so.

The emerging Urban Air Mobility ("UAM") sector's annual total addressable market is projected to reach $1 trillion globally by 2040 according to Morgan Stanley's 2021 eVTOL/Urban Air Mobility TAM Update, growing to $9 trillion in 2050 as adoption and uses cases expand.

By leveraging our vertically integrated business model, technological differentiation and best-in-class strategic relationships, we believe we have an historic opportunity to define a new market for sustainable daily mobility, enabling people to rethink the way they move in and around metropolitan areas and the rural communities around them.

Innovation and new technology present opportunities to rethink aircraft design. At Joby, we reviewed the components currently available in the marketplace and opted to work with leading partners on certain building blocks for our design while leveraging in-house expertise on batteries, software, mechanics and more to create custom components. Our commitment to vertical integration and in-house development has allowed us to optimize systems and components across the aircraft, resulting in better energy efficiency, range, and speed than what would otherwise be available using commercial-off-the-shelf components.

Joby Aero, Inc. ("Legacy Joby") was incorporated in Delaware on November 21, 2016. In August 2021, Legacy Joby and Reinvent Technology Partners, a Cayman Islands exempted company and special purpose acquisition company ("RTP"), completed a merger and other transactions pursuant to which a subsidiary of RTP was merged with and into Legacy Joby and Legacy Joby survived as a wholly owned subsidiary of RTP. In connection with the transactions, Legacy Joby changed its name to Joby Aviation, Inc. See Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II, Item 8. "Financial Statements and Supplementary Data" for more information.

Our principal executive office is located at 2155 Delaware Avenue, Suite #225, Santa Cruz, CA 95060. In March 2023, we will be moving our principal executive office to 333 Encinal Street, Santa Cruz, CA 95060. Our telephone number is (831) 201-6700. Our website address is www.jobyaviation.com. The U.S. Securities and Exchange Commission ("SEC") maintains a website at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We also make available, free of charge, all of our SEC filings on our website at ir.jobyaviation.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on any of the websites referenced in this Annual Report on Form 10-K are not part of or incorporated by reference into this or any other report we file with or furnish to the SEC.

**The Emerging Urban Air Mobility Market**

*Ground-Based Transportation Networks are Under Strain*

Population growth and urbanization are stretching ground-based transportation infrastructure to its limits. Today, more than fifty percent of the world's 7.8 billion people live in urban areas.

The top fifteen megacities alone are home to more than 300 million inhabitants, and the United Nations ("UN") predicts that by 2050 the world's urban population will grow by an additional 2.5 billion people. We expect these trends to continue for the foreseeable future, which is why we have identified New York, Los Angeles, London, south Florida and the San Francisco Bay Area as potential early launch markets for our Delta partnership. Our collaboration with companies like SK Telecom (South Korea) and ANA (Japan) will further allow access to urban centers across Asia.

Transportation is the life-blood of urban areas, and population growth combined with increased urbanization will continue to push this infrastructure to the brink. According to recent research, the cost of traffic congestion to the U.S. economy alone was more than $190 billion in 2019. The same study found that, in the top 15 metro areas alone, automobile commuters spent an aggregate of 4.69 billion hours per year in traffic congestion and burned an extra 1.83 billion gallons of fuel.

Expanding ground-based networks to address congestion and move people cost-effectively through cities has become increasingly difficult, if not impossible. The cost of transportation infrastructure has consistently outpaced inflation over the past fifty years, putting an ever-increasing strain on national, regional and municipal budgets. New light rail lines cost more than $100 million per mile in the U.S. and routinely exceed twice that number. Moving beneath the surface to expand our subway networks is even more expensive, with new subway lines often costing nearly a $1 billion per mile. These ground-based networks can't scale efficiently, and the costs are prohibitive. We believe that cities need a new, sustainable mobility solution.

*Extending the Electrification of Transportation to the Skies*

Developing sustainable mobility solutions has never been more needed given the threat that climate change poses to our communities and to our planet. According to the U.S. Environmental Protection Agency ("EPA"), the top source of $CO_2$ emissions in the U.S. is the transportation sector. Any solution to current and future transportation demands must embrace sustainability.

Over the past two decades, improvements in lithium-ion batteries and power electronics alongside the ever-increasing performance of microelectronics have enabled the development and deployment of new sustainable energy and transportation solutions. The success of electric ground vehicles has fueled continued investments in improving these technologies. Battery energy densities, in particular, have improved enough that application to aviation is now practical. Additionally,we believe that other future technologies, such as hydrogen and solid-state batteries, have the potential to play an important role in decarbonizing flight in the longer term.

We expect the electrification of transportation to accelerate and extend to the skies in the decade ahead, representing a bright spot where technology, economy and sustainability converge. Applying electrification to small aircraft unlocks new degrees of freedom in aircraft design that were not possible with traditional, combustion engines. In particular, using

multiple small electric motors (which has been called “distributed electric propulsion”) rather than a single central engine enables a new class of quiet, safe, and economical vertical takeoff and landing aircraft that were previously not possible.


Distributed electric motors
Distributed energy storage

The aircraft's six propulsion units are distributed across the airframe. Each of these units is connected to two separate batteries.

***A New Type of Local Transportation Network***

Deploying eVTOL aircraft through the business model of app-driven, on-demand mobility that has been validated by ridesharing companies globally will provide a revolutionary new method of daily transportation. The low noise, low operating costs and zero operating emissions enabled by the all-electric powertrain, combined with the ability to takeoff and land vertically, unlocks aerial access to urban cores. We believe this will result in a new market for high-volume aerial mobility in and around cities and the communities around them. We believe this new solution will enable people to rethink how they get around on a daily basis and provide greater freedom to choose where they call home relative to the economic, cultural and social opportunities that have historically drawn people together.

We intend to deploy our eVTOL aircraft in local aerial ridesharing networks in cities around the world. Operating point-to-point in and around cities, these new aerial networks will sidestep the major problems of cost and scale that plague ground-based networks. Fundamentally, an aerial mobility network is nodal vs. the path-based nature of ground mobility. Each new node added to the network adds connectivity to all the other nodes, whereas each new mile of road, rail, or tunnel only extends one single route by one mile. In a nodal network, a linear increase in the number of nodes leads to an exponential increase in the number of connections.



***Massive Untapped Market Opportunity***

We believe that deploying a new type of aerial mobility network in cities represents an extensive market opportunity that we expect to expand over time, as the megatrend of urbanization is being felt globally. In addition, the challenges associated with getting in and out of city centers can make frequent, casual travel impractical. We expect that streamlining this experience will open up previously untapped sources of latent demand, much the same way that the development of modern jetliners unlocked demand for transatlantic travel.

Leading investment banks and consulting firms have recently assessed the scale of this market. According to a 2021 report by Morgan Stanley, the urban air mobility sector's total addressable market is projected to reach $1 trillion globally by 2040. While this may initially reflect replacement of loud, carbon-fuel focused transportation with clean energy eVTOL options, we believe additional use cases and applications will emerge as the market evolves.

**Our Business Strategy**

*Our Aerial Ridesharing Service*

We intend to build an aerial ridesharing service powered by a network of eVTOL aircraft that we will manufacture and operate. We are developing an app-based platform that will enable consumers to book rides directly through our service. We also plan to integrate access to our service into leading third-party demand aggregation platforms, including through our partnerships with Uber and Delta Air Lines. Whether our service is accessed through our own platform, or through a partner app, we will integrate ground transportation providers for the first and last mile with our aerial service, providing a seamless travel experience.

We refer to trips that integrate air and ground legs together as 'multimodal'. By building network management software that efficiently sequences multimodal trips, we believe we can provide substantial time savings to travelers while coordinating the development of optimally-located skyport infrastructure. Additionally, we are developing software that will coordinate multiple riders into each air leg, allowing us to drive high utilization rates for our aircraft and, in turn, progressive reduction in end-user pricing.

We believe that our app-based aerial ridesharing service will be fast, convenient, comfortable, environmentally sustainable and, over time, progressively more affordable. By maintaining full control over the design, development, test, manufacture and operations of our aircraft, we intend to deliver a service that is optimized from beginning to end, positioning us to be the leading company in this market.



Our vertically integrated business model ensures we are not simply manufacturing aircraft for sale and receiving one-time revenues, but instead generating recurring revenues over the lifetime of the aircraft with corresponding benefits to contribution margin.

*The Most Capable Aircraft for Aerial Ridesharing*

Our team of world-class engineers has been working for more than a decade to develop an aircraft specifically designed for aerial ridesharing. Over that period, we have built a team that is deeply committed to vertically integrated engineering, testing, prototyping and manufacturing. Developing much of the aircraft in-house has required greater up-front investment, but has also allowed us to develop systems and components that are specifically engineered for their intended application. We believe this has resulted in an aircraft with best-in-class capabilities across key performance metrics, while reducing reliance on program critical third-party suppliers that add cost to the final product and risk to development and certification schedules.



When designing the aircraft, we prioritized three areas that we believe are central to unlocking high-volume aerial ridesharing: (i) safety, (ii) quiet and (iii) performance.

- **Safety:** By utilizing distributed electric propulsion, rather than centrally-located internal combustion engines, we're able to deliver a fault-tolerant overall architecture for the aircraft. Each propeller is powered by two independent electric motors, each in turn driven by independent electric motor drive-units. Each drive-unit draws power from one of four separate batteries onboard the aircraft.

  This emphasis on redundancy is extended to other critical subsystems of the aircraft, including the flight computers, control surfaces, communications network and actuators. The result is a design intended to have no single points of failure across aircraft systems.

  While these advancements in technology contribute to the overall safety of the aircraft, we recognize that safely delivering a commercial aviation operation requires both organizational and cultural commitments. We've made safety a core value, and we actively promote that value across the team.

  Given our intent to both manufacture and operate our aircraft, we are developing a comprehensive, vertically-integrated, Enterprise Safety Management System ("SMS"), covering aircraft, manufacturing, operations, maintenance and flight training. Through the enterprise approach, SMS interfaces will facilitate the exchange of information to continuously improve the safety of our aircraft and operations.

- **Quiet:** Developing an aircraft with a low noise footprint that allows for regular operations within metropolitan areas is critical to community acceptance. In addition to the benefits afforded by an all-electric powertrain, we've spent substantial engineering resources to reduce the noise signature of the aircraft even further. The result is an aircraft that is 100-times quieter than a twin-engine helicopter, exhibiting a noise profile in the range of 65 dBA during takeoff and landing (the noisiest configuration), roughly the volume of a normal speaking voice. In over-head flight as low as 500 feet the aircraft is near silent. We have independently validated the noise footprint of our prototype aircraft through our work with NASA.

- **Performance:** Our commitment to vertical integration and in-house development has allowed for optimization of systems and components across the aircraft, resulting in better energy efficiency, range, and speed than what would otherwise be available using commercial-off-the-shelf componentry. Our aircraft demonstrates energy efficiency comparable to best-in-class electric ground vehicles on a watt-hour per passenger seat mile basis across most trip distances, and greater efficiency leads to longer range. While we anticipate our average journey to be around 25 miles, we believe the expected range and speed of our aircraft will allow us to service a more diverse set of passengers and trips, resulting in greater operational flexibility and reduced operating costs.

The end result is a transformational new electric aircraft that is uniquely capable of pioneering this exciting new market - all with a minimal environmental footprint.

The innovations that we've produced to deliver this best-in-class performance are supported by extensive proprietary intellectual property and defended by a robust patent portfolio. Over more than a decade of development, we have generated broad fundamental patents around the architecture of our aircraft and the core technologies that enable our best-in-class performance. We intend to continue to build our intellectual property ("IP") portfolio with respect to the technologies that we develop and refine.

*Certification Path*

In the U.S., new aircraft designs are required to pass through the rigorous FAA design certification process, known as type certification, before the aircraft can be issued a standard airworthiness certificate to fly in the National Airspace System ("NAS"). This is an exacting process often extending over 5 or more years that requires extensive ground and in-flight testing with FAA scientists, engineers and flight test pilots across a fleet of multiple aircraft.

We consider the type certification process in five stages. Stages one to three can be considered the "definition" phase, while stages four and five are the "implementation" phase. Progress in type certification is not always linear, meaning it is possible to make simultaneous progress in different stages on different aircraft parts or systems, depending on their maturity.

- **Stage 1 - Certification Basis**: The company works with the FAA to define the scope of the type certification project, reaching an agreement on what type of aircraft it being built and which set of rules and regulations will apply.
- **Stage 2 - Means of Compliance**: The company looks more closely at the safety rules and identifies the means of demonstrating compliance with them.
- **Stage 3 - Certification Plans**: The company develops a wide range of detailed certification plans stipulating which tests need to be performed for each system area in order to satisfy the means of compliance.
- **Stage 4 - Testing & Analysis**: The company plans, documents and completes thousands of inspections, tests and analyses in accordance with the certification plans previously drawn up in the third stage.
- **Stage 5 - Show & Verify**: The results of the testing are verified by the FAA. Upon successful completion of this stage, a type certification is issued.

We believe that we are further along in this type certification process than any of our direct competitors, having substantially completed two of the five stages of the certification process. We have been flying full-scale prototypes of our aircraft through the full transition flight envelope since 2017, conducting tests and gathering data. We were the first eVTOL company to sign a stage 4 certification basis (known within the industry as a G-1). The G-1 certification basis is an agreement with the FAA that lays out the specific requirements that need to be met by our aircraft for it to be certified for commercial operations. Our aircraft was originally intended to be certified in line with the FAA's existing Part 23 requirements for Normal Category Airplanes, with special conditions introduced to address requirements specific to our unique aircraft. In May 2022, the FAA indicated that they were revisiting the decision to certify all eVTOLs under Part 23 and would, instead, require certification under the "powered lift" classification. Based on the FAA's revised certification requirements, we signed an updated G-1 certification basis in July 2022, which was published in the federal register in November 2022. We subsequently reached 94% progress on stage two of the process, defining our Means of Compliance, and effectively marking the completion of this stage.

In addition to being the first eVTOL manufacturer to have a G-1 certification basis published in the federal register, we believe that we were also the first company developing eVTOL aircraft to receive airworthiness approval from the U.S. Air Force.

With a mature design based on more than 1,000 test flights to date, we are well on our way towards certification and are engaging with the FAA on a daily basis to perform the hard work and testing required to earn FAA type certification prior to our goal of launching our commercial passenger service in 2025.

A typical flight test program takes place over several years and is centered around a process called "envelope expansion" – gradually working the aircraft through a variety of flight conditions, while incrementally increasing speed, range, altitude and other performance characteristics until the target specifications are met. In the early stages of the envelope expansion process, a successful test flight may be little more than a brief hover just a few feet off the ground. As the flight test program progresses, however, the flights become increasingly higher, faster and longer range. Accordingly, we record a successful test flight based on completion of the desired test objective, rather than a particular flight duration. Our 2.0 full-scale prototype aircraft, version 1.0 full-scale prototype aircraft and its sub-scale models have successfully progressed through the test flight program from early hovers to the transition to wing-borne flight and, finally, through a systematic progression of expanding the flight envelope. Generally, these flight tests are remotely piloted, with the aircraft controlled by a ground-based flight test pilot as a safety precaution.

While the number of test flights performed by our competitors is not broadly publicized, we believe that the number of successful flights, amount of time spent flight testing and the level of maturity of our flight test program compare favorably to the development and testing programs of competitive aircraft.

Our dedicated team of aerospace certification professionals is led by Didier Papadopoulos, our Head of Aircraft OEM. Previously, Didier led the team that certified the revolutionary "Autoland" feature at Garmin, winning the team the Collier Trophy which is presented annually for the "greatest achievement in aeronautics in America." Our government and regulatory affairs team is led by Greg Bowles, who chaired the FAA Rulemaking Committee that rewrote more than 800 Part 23 regulations.

We expect the FAA type certificate will be reciprocated internationally pursuant to the bilateral agreements between the FAA and its counterpart civil aviation authorities. In 2022, we applied for aircraft certification in the United Kingdom and Japan, following announcements by regulators in those countries adopting streamlined certification processes based on FAA certification. This will provide a means of efficient international expansion as we develop commercial operations around the world.

FAA certification of new aircraft designs is hard and time consuming. There are no shortcuts, and it takes years to develop the team and the expertise needed to develop a certification basis with the FAA. While the agreement with the FAA for our G-1 certification basis has blazed a trail for others to follow, each certification basis is unique to the specific aircraft. The companies in our industry that are following our lead will also need to put in the hard work to develop the team and work independently with the FAA to solidify their own path to certification.

### *Capitalize on First Mover Advantage*

In order to help the world connect faster and more easily with the people and places that matter most, we will need to deliver a transformational service at a price point that is economically accessible. This service has the potential to impact how often people see their families, where and how they live, work and connect, and how people spend their time. We believe that being early to market with the right aircraft will provide important first mover advantages that will enable us to steadily drive down end-user pricing in the years following commercial launch.

Emerging technologies often benefit from positive network effects as the product or service enters the market, and we expect this to hold true for aerial ridesharing. As additional passengers enter the network, utilization rates for our aircraft will increase, thereby improving unit economics and allowing costs to be amortized over a greater number of trips. At the same time, reductions in per aircraft costs driven by greater manufacturing scale can support progressively lower pricing while maintaining similar per aircraft unit profitability. A combination of these local network effects coupled with the economies of scale in manufacturing allow us to estimate that, as our services scale, we anticipate being able to offer the service at a cost of $3 per passenger mile, with opportunities to drive that end-user pricing down even further over time.

We expect this to result in a virtuous cycle. As additional passengers enter the network, we will be able to support the establishment of new routes and infrastructure, further increasing the value and utility of the service to the passengers using it. We believe this will position us to capture customer mindshare and establish a trusted, recognized brand that will keep passengers returning to the service and further reinforce these positive network effects.

Since the certification basis for new aircraft is determined on an aircraft-by-aircraft basis, the rigorous multi-year certification process requires a substantial investment of both time and capital by competitors, limiting their ability to rapidly enter the market. We believe this provides for an extended window in which to enjoy the benefits of the networks effects outlined above. The FAA certification process also requires a substantial investment of both time and capital for competitors to modify their designs or technologies to match the best-in-class performance of our aircraft. We believe this will make the first mover advantage particularly meaningful in the aerial ridesharing market.

Finally, we believe that network effects, combined with our strong engineering function, will provide a robust base for investments in next generation technologies such as autonomy and improvements in battery energy density. Accelerating the development, or otherwise capturing the benefits of improvements in these technologies will provide another lever for improving unit economics and driving down end-user pricing, precipitating the next cycle of network effects.

***Compelling Unit Economics with Quick Payback Period***

From the early design stage, we have focused on developing an aircraft that delivers compelling unit economics. First, we expect the fault-tolerant architecture of the aircraft, combined with a design intended to have no single point of failure across aircraft systems, will result in substantially lower maintenance costs and down times relative to existing aircraft. Second, with a top speed nearly double that of conventional helicopters, we will be able to deliver faster operating speeds and amortize fixed and variable costs over a greater number of passenger seat miles. Finally, by being all-electric, the aircraft operates with substantially lower fuel costs relative to conventionally fueled alternatives. These low maintenance costs, low fuel costs and high operating speeds combine to deliver an operating cost projected to be 1/4th of the cost per mile flown as a twin engine helicopter.

On a per plane basis, at a price point of $3.00 per seat mile at scale, we anticipate each aircraft will generate approximately $2.2 million of net revenue, which when combined with the all-in favorable unit cost profile, will generate approximately $1.0 million of earnings. This creates an attractive payback period of just 1.3 years for an aircraft with a projected 10-year service life, and demonstrates the compelling opportunity we have to increase scale.

***Develop Partnerships to Reduce Risk***

We believe that our strategic relationships provide us with another point of competitive differentiation. Across each of the important activities of high-volume manufacturing, go-to-market strategy and pre-certification operations, we have established strong collaborations and relationships with Toyota, Delta, Uber and the U.S. Government to help to de-risk our commercial strategy.

*Toyota Motor Corporation*

Toyota has invested nearly $400 million in Joby to date, making Toyota our largest outside investor. However, the collaboration goes beyond pure financial backing. Toyota engineers are working shoulder to shoulder with their Joby counterparts on a daily basis, collaborating on projects such as factory planning and layout, manufacturing process development and design for manufacturability.

The production volumes that we are targeting for our aircraft are closer to the volumes associated with the automotive industry than traditional aerospace manufacturing. Capturing economies of scale in both production and operations is an important component of our strategy to deliver a global mobility service that steadily drives down end-user pricing in the years following commercial launch.

We believe that our collaboration with Toyota has provided and continues to provide us with a significant competitive advantage as we design and build out our high-volume manufacturing capability. In addition to being the world's largest automaker, Toyota is globally recognized for delivering quality, safety and reliability at scale, all of which are necessary characteristics in aerospace manufacturing. We believe this makes Toyota a strong collaboration partner as we continue to develop our high-volume manufacturing capabilities.

*Uber Technologies, Inc.*

We believe that our partnership with Uber Technologies, Inc. and our acquisition of Uber's Elevate business, provides us with two important competitive advantages in our go-to-market planning and execution.

First, through our acquisition of Elevate we were able to welcome approximately 40 experienced team members from Uber, along with a set of software tools focused on planning and operations the Elevate team had developed over several years. The planning tools we acquired enable higher fidelity decision-making on market selection, infrastructure siting, demand simulation and multi-modal operations, and are supported by underlying mobility data sets that feed these software tools. The operational tools we acquired were developed to support the Uber Copter service, a multi-modal aerial ridesharing service run by Uber in late 2019 and early 2020. We also acquired a portfolio of 5 issued or allowed patents and 74 pending patent applications, many of which relate to aerial rideshare technology such as fleet and infrastructure utilization, routing, air traffic coordination, app technology, and takeoff and landing infrastructure. We believe the acquisition of Elevate positions us to make uniquely informed, data-driven decisions in the lead up to commercial launch, as well as accelerating our operational readiness.

Second, the collaboration agreement that we entered into with Uber at the closing of the Elevate acquisition provides for the integration of our aerial ridesharing service into the Uber app across all U.S. launch markets. In 2022, we further expanded this collaboration to include global markets. We believe this will provide a best-in-class platform to funnel demand to our aerial ridesharing service, while allowing us to reduce customer acquisition costs in the early years of commercial operations. Uber will also be reciprocally integrated into any future Joby Aviation mobile application on a non-exclusive basis to service the ground-based component of multi-modal journeys booked by customers through our application. The goal of this mutual integration is to ensure passengers can access a multi-modal travel experience, seamlessly transitioning from ground-to-air-to-ground with unified, one-click booking.

*Delta Air Lines, Inc.*

In October of 2022, we entered into a collaboration agreement with Delta Air Lines, Inc. ("Delta") to develop a long-term strategic relationship for a premium airport transportation service that we plan to offer to Delta passengers in select markets through the Delta booking platform. At the same time, Delta invested $60 million through a purchase of our common stock and also received warrants which, if exercised, could expand their total investment to $200 million. We believe that our relationship with Delta, in addition to providing additional capital, will be another important method of customer acquisition when we launch our commercial passenger service, and will also provide opportunities to leverage Delta's expertise in providing a seamless passenger experience and experience in building out infrastructure at key airports.

*U.S. Air Force*

In December of 2020, we became, to our knowledge, the first company to receive airworthiness approval for an eVTOL aircraft from the U.S. Air Force, and in the first quarter of 2021 we officially began on-base operations under contract pursuant to the U.S. Air Force's Agility Prime program. Our multi-year relationship with the U.S. Air Force and other U.S. Government agencies provides us with a compelling opportunity to more thoroughly understand the operational capabilities and maintenance profiles of our aircraft in advance of commercial launch. We believe it will also provide an opportunity to test various aspects of the consumer-facing aerial ridesharing service. By operating our aircraft on U.S. military installations on a contractor-owned, contractor-operated model, we expect to gain valuable insight that will result in a more reliable service at launch.

In addition to the operational learnings, our existing contracts, which we expanded in July 2022 to include the U.S. Marine Corps., also provide for more than $75 million of payments through 2025 based upon full performance, and we are actively pursuing additional contracts and relationships that would increase these on-base operations going forward.

In addition to the strategic relationships outlined above, we continue to pursue and develop strategic partnerships with key stakeholders across the eVTOL value chain. We maintain regular dialogue with regulatory bodies and aviation authorities (domestic and international), cities and municipalities, real estate and infrastructure partners, and transportation service providers, to name a few.

***Future Market Opportunities***

We believe there are opportunities to address markets that are adjacent to our core mobility business, including delivery and logistics as well as emergency services. We may make select investments to address these market adjacencies over time.

We also believe that developments in advanced flight controls, battery technologies and alternative methods of energy storage could have a meaningful impact on our core mobility business. Advanced flight controls, including additional "pilot assist" features and, in time, fully-autonomous flight, may allow us to drive-down cost and lower customer pricing as well as relieve operational constraints to scaling our service. Improvements in battery technology or alternative methods of energy storage may allow us to increase the range, speed and/or payload of our vehicles, dramatically expanding the range of trips and use-cases we can serve.

We are investing, and will continue to invest, strategically in these areas to ensure that we are well-positioned to capture the benefits offered by these new developments. For example,we believe that other future technologies, such as hydrogen fuel cells or solid-state batteries, have the potential to play an important role in decarbonizing flight in the longer term and may seek to invest in or develop these opportunities as they arise.

**Our Regulatory Strategy**

Over the near-term, our priorities will include support for the FAA certification process and policy engagements with decision makers and communities.

*FAA Certification Process*

There can be no compromise on safety, and aircraft designed to carry people are certified against the FAA's stringent safety criteria. Our aircraft is no exception.

In contrast to non-passenger carrying drones, which have been allowed to fly without design certification provided they do not put people on the ground at risk, our business is required to comply with FAA regulations governing aircraft airworthiness and installation, production and quality systems, repair procedures and continuing operational safety. Outside the U.S., similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country.

*Design Certification*

The aircraft design certification process, known as type certification, allows for the manufacture of aircraft meeting the approved design to be issued a standard airworthiness certificate in order to fly in the National Airspace System.

Our aircraft was originally intended to be certified in line with the FAA's existing Part 23 requirements as a normal category piloted electric airplane that can also takeoff and land vertically. We began working with the FAA in 2017 to establish the specific design criteria that would apply to the aircraft. In 2020 the FAA provided us with a signed, stage 4 G-1 certification basis.

The G-1 certification basis for our aircraft was built on a foundation of more than 1,000 test flights completed across various prototypes, including the world's first transition flight of a full-scale, vectored thrust, eVTOL in 2017. Recent advances in technology allow for the majority of test flights to be remotely piloted from the ground, although short piloted hover flights of our aircraft were completed in 2020.

In May 2022, the FAA indicated that they were revisiting the decision to certify all eVTOLs under Part 23 and would, instead, require certification under the "powered lift" classification. Based on the FAA's revised certification requirements, we signed an updated G-1 certification basis in July 2022, which was published in the federal register in November 2022. We anticipate we will initially certify the aircraft for day and night visual flight rules ("VFR") operations and we will quickly amend the design to include instrument flight rules ("IFR") capabilities.

To date we believe we have removed a large amount of unknown risk from the certification program through years of work with the FAA. Our path to certification leverages a majority of existing processes, procedures and standards. Our certification team has continued to progress the means of compliance (how we will show compliance) and to work on defining tests and analysis that will be utilized to prove compliance to the FAA based upon the agreed to certification basis.

*Production Certification*

Aviation manufacturing businesses are heavily regulated in most markets. As we ramp up production, we expect to interact with numerous U.S. government agencies and entities, including the FAA, with respect to certification of our production and quality systems. We are developing the systems and processes needed to obtain FAA production certification, and intend to obtain our production certificate shortly following completion of our aircraft type certificate.

We believe there are opportunities to leverage advanced manufacturing techniques such as additive manufacturing to further improve the performance of the aircraft. However, we also appreciate that the certification of unconventional production processes adds additional risk to our program. As a result, we have ensured that our aircraft can be produced utilizing conventional aerospace manufacturing techniques in the event additively manufactured components or other advanced production processes cannot be certified expediently.

*Operating Certification*

The U.S. Department of Transportation ("DOT") and the FAA exercise regulatory authority over air transportation operations in the U.S. Our intended transportation service is expected to be regulated by the Federal Aviation Regulations, including 14 Code of Federal Regulations 135 ("Part 135"). We received our Part 135 Air Carrier Certificate in 2022. Air carriers holding Part 135 operations specifications can conduct on-demand operations, which may include limited scheduled operations. If such an air carrier receives a commuter air carrier authorization from the DOT, the air carrier may provide unlimited scheduled operations as well as on-demand operations.

The FAA recently indicated that they do not expect the relevant operational regulations, or Special Federal Aviation Regulations ("SFARs"), for eVTOL aircraft to be finalized until late 2024. If the publication of the SFARs is further delayed, if the FAA requires further modifications to our existing G-1 certification basis, or if there are other regulatory changes or revisions, this could delay our ability to obtain type certification, and could delay our ability to launch our commercial passenger service.

Our operations may also be subject to certain provisions of the Communications Act of 1934 because of their extensive use of radio and other communication facilities, and we may be required to obtain an aeronautical radio license from the Federal Communications Commission ("FCC"). To the extent we are subject to FCC requirements, we will take all necessary steps to comply with those requirements.

Our operations may become subject to additional federal requirements in the future under certain circumstances. We are also subject to state and local laws and regulations at locations where we operate and may become subject to the regulations of various local authorities that operate airports we intend to operate from.

*Airspace Integration*

The aircraft has been designed to be operated under fixed-wing flight rules and regulations with a qualified pilot in command onboard the aircraft.

As the density of air traffic increases, we believe there are opportunities to expand ground infrastructure and create air traffic efficiencies. Over time, we anticipate the importance of working with the FAA, local authorities and other stakeholders to identify and develop procedures along high demand routes to support increased scale and operational tempo. Constructs for operating along those routes may include specific airspace corridors like those outlined by the FAA. In the long term, digital clearance deliveries, airspace authorizations and automated coordination between service providers and operators may be required to further increase airspace scalability. We expect to continue to be involved in long-term activities to develop concepts and technologies (for example those led by the National Aeronautics and Space Administration ("NASA") and the FAA) to further enable scaling towards mature and autonomous operations.

*Policy Engagements with Decision Makers & Communities*

Providing a successful air transportation service requires collaboration with local communities to assure the services provide the right solutions in the right locations. We plan to grow our engagement at the state and local levels within the U.S. and with key international partners in the coming years.

While the regulation of the aircraft and its operation with the NAS falls within the purview of the FAA, takeoff and landing locations often require state and local approval for zoning and land use. In many cases, existing airports and heliports are subject to regulations by local authorities.

*Noise Regulations*

Our aircraft has been designed to minimize noise to allow for operations in and out of new skyports that are nearer to where people want to live and work. At our noisiest configuration, the aircraft has a noise profile in the range of 65 dBA, roughly the volume of a normal talking voice. Given our low noise profile, we do not expect our operations to be constrained to on-airport operations.

The Airport Noise and Capacity Act of 1990 recognizes the rights of operators of airports to implement noise and access restrictions so long as such programs do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. In addition, states and local municipalities are able to set ordinances for zoning and land use, which may include noise or other restrictions such as curfews. Finally, foreign governments may allow airports and/or municipalities to enact similar restrictions. Accordingly, minimizing the volume and characteristics of noise within and above communities has been an important focus for us in order to drive community acceptance.

**Intellectual Property**

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of intellectual property rights (e.g., patents, patent applications, trademarks, copyrights, and trade secrets, including know-how and expertise) and contracts (e.g., license agreements, confidentiality and non-disclosure agreements with third parties, employee and contractor disclosure and invention assignment agreements, and other similar contractual rights).

As of January 15, 2023, we have 164 issued or allowed patents (of which 128 are U.S. filings) and 193 pending patent applications (of which 98 are U.S. filings). The patent portfolio is primarily related to eVTOL vehicle technology and UAM/aerial rideshare technology. We regularly file patent applications and from time to time acquire patents from third parties.

Our patent filings include 66 issued or allowed patents and 134 pending patent applications relating to our aircraft, its architecture, powertrain, acoustics, energy storage and distribution systems, flight control system and system resiliency, as well as certain additional aircraft configurations and technologies. Additionally, we have 98 issued or allowed patents and 30 pending patent applications related to aerial rideshare technology, such as fleet and infrastructure utilization, routing, air traffic coordination, rideshare software applications, vertiport infrastructure, and ancillary computer technologies.

**Our Commitment to Environmental, Social and Governance ("ESG") Leadership**

By developing an efficient, all-electric aircraft with no operating emissions, a low noise footprint and high levels of safety, we believe we can make a meaningful contribution to tackling the dual challenges of congestion and climate change.

We are building a dedicated, diverse and inclusive workforce to achieve this goal while adhering to best practices in risk assessment, mitigation and corporate governance. We plan to report how we oversee and manage ESG factors material to our business, and also evaluate how our ESG objectives align with elements of the United Nations Sustainable Development Goals ("SDGs") in our first ESG/sustainability report, which we expect to release in 2023.

Our ESG initiative is organized into three pillars, which, in turn, contain focus areas for our attention and action:

- Environmental - Our Environmental pillar is focused on being a good steward of the natural environment through the production and development of innovative designs that reduce resource use and energy consumption.

- Social - Our Social pillar is focused on promoting diversity, equity, and inclusion, while underpinning all of our activities with a core focus on health and safety.

- Governance - Our Governance pillar focuses on upholding our commitment to ethical business conduct, integrity, and corporate responsibility, and integrating strong governance and enterprise risk management oversight across all aspects of our business.

**Our Focus on Sustainable Manufacturing and Safety**

Our engineering and design standards are designed to ensure that we are operating in an efficient, safe, sustainable and compliant manner, and encourage us to be leaders in pursuing environmentally friendly production practices. Our Environmental Sustainability Team works closely with our operating units to track material inputs and outputs, to build strategies for chemical reduction and eliminations, and to review the proper handling and disposal of our materials. In 2022, we implemented two new recycling programs for the manufacturing processes. We are now able to recycle our aircraft batteries after testing or end-of-life as well as our carbon fiber scraps. We also conducted a life cycle assessment of our aircraft manufacturing and planned operational processes in order to build a reliable and transparent data set that will allow us to monitor and mitigate our emissions, waste and natural resource consumption over time.

With safety as a core value, we emphasize the importance of safety in everything that we do. This includes adherence to safety rules, best practices, and compliance. Every employee is trained in the safety policies and procedures that are relevant to their role, and we encourage all employees to participate in company-wide safety initiatives, including participating in our non-punitive safety reporting program to identify hazards and reduce risks. Employees are encouraged to own and participate in safety and we conduct regular audits to ensure proper safety procedures are being used and that hazard identification and risk assessment information is being conducted.

Given our intent to both manufacture and operate our aircraft, we are developing a comprehensive, vertically integrated, enterprise Safety Management System ("SMS"), covering aircraft, manufacturing, operations, maintenance and flight training. Through the enterprise approach, SMS interfaces will facilitate the exchange of information to continuously improve the safety of our aircraft and operations.

**Social and Human Capital**

To achieve our goal of enabling the world to connect faster and more easily with the people and places that matter most, we will need to attract and retain employees with a diverse set of skills and perspectives as we grow our business. Many of our employees are located in highly competitive labor markets. In addition to competitive cash and equity compensation, offering employees a compelling vision and an opportunity to positively impact their communities is a key part of our strategy to grow our workforce. Additionally. we make multiple workforce investments in the communities where we operate, with programs enabling accessibility, education and training. This has multiple benefits including broadening the reach of new technologies such as electric aviation, improving awareness and social license to operate in communities, extending opportunities to underserved communities, and developing our future workforce. For example, we are working with Aviation High School in New York City to prepare the next generation of aircraft maintenance technicians and aerospace leaders for career opportunities created by the electric age of flight.

Our annual employee engagement survey captures team member feedback. The measurement model is a combination of vendor content and in-house-developed content led by our Industrial/Organizational Psychologists on the Talent Development & Analytics team. For 2022, we achieved a response rate of 85% and the survey included 72 items capturing 13 key areas of the employee experience.

As of January 31, 2023, we had 1,422 employees, with over 80% directly supporting our engineering, certification and early manufacturing operations. None of our employees are represented by a labor union. We believe we have good relationships with our employees and have not experienced any interruptions of operations due to labor disagreements.

**Diversity and Inclusion**

We work diligently to create a diverse, inclusive and equitable work environment. We provide equal opportunities for growth, success, promotion, learning and development, and aim to achieve parity in the way we organize, assign and manage projects. We encourage employee engagement through resource groups including Women of Joby and Joby Pride. We also host seminars to discuss gender and racial equality issues and other topics that are important to our employees. We are focused on building support across all teams and individuals, ensuring everyone has a voice, and treats each other with respect.

**Competition**

We believe that the primary sources of competition for our service are ground-based mobility solutions, other eVTOL developers/operators and local/regional incumbent aircraft charter services.

We believe the primary factors that will drive success in the UAM market include:

- the performance of our eVTOL aircraft relative to both competitive eVTOL aircraft and traditional aircraft;
- the ability to certify the aircraft and begin service operations in a timely manner;
- the ability to manufacture efficiently at scale;
- the ability to scale the service adequately to drive down end-user pricing;
- the ability to capture first-mover advantage, if any;
- the ability to offer services and routes that provide adequate value proposition for passengers;
- the ability to develop or otherwise capture the benefits of next generation technologies; and
- the ability to deliver products and services to a high-level of quality, reliability and safety.

While there are differentiated approaches to vehicle designs and business models, we believe that our aircraft and vertically-integrated approach offer the greatest long-term prospects to certify and produce the best aircraft to serve our customers and, in turn, to monetize the full value chain from development through operations.

**Item 1A. Risk Factors**

## RISK FACTORS

*In the course of conducting our business operations, we are exposed to a variety of risks. Any of the risk factors we describe below have affected or could materially adversely affect our business, financial condition, results of operations, and brand. The market price of shares of our common stock could decline, possibly significantly or permanently, if one or more of these risks and uncertainties occurs. Certain statements in "Risk Factors" are forward-looking statements. See "Special Note Regarding Forward-Looking Statements."*

**Risks Related to Our Business and Industry**

**Market & Service**

***The market for UAM has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.***

The UAM market is still emerging and has not been established with precision. It is uncertain to what extent market acceptance will grow, if at all. This market is new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, new aircraft and changing consumer demands and behaviors. We intend to initially launch operations in a limited number of metropolitan areas. The success of these markets and the opportunity for future growth in these markets may not be representative of the potential market for UAM in other metropolitan areas. Our success will depend to a substantial extent on regulatory approval and availability of eVTOL technology, as well as the willingness of commuters and travelers to widely adopt air mobility as an alternative to ground transportation. If the public does not perceive UAM as beneficial, or chooses not to adopt UAM then the market for our offerings may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. As a result, the number of potential passengers using our services cannot be predicted with any degree of certainty, and we cannot assure you that we will be able to operate in a profitable manner in any of our targeted markets. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

***There may be reluctance by consumers to adopt this new form of mobility, or unwillingness to pay our projected prices.***

Our growth is highly dependent upon consumer adoption of an entirely new form of mobility offered by eVTOL aircraft and the UAM market. If consumers do not adopt this new form of mobility or are not willing to pay the prices we project for our services, our business may never materialize.

Our success in a given market will depend on our ability to develop a service network that provides passengers significant time savings when compared with alternative modes of transportation and accurately assess and predicts passenger demand and price sensitivity, which may fluctuate based on a variety of factors, including general economic conditions, quality of service, negative publicity, safety incidents, perceived political or geopolitical affiliations, or general dissatisfaction with our services. If we fail to attract passengers, deliver sufficient value to our passengers, or accurately predict demand and price sensitivity, it would harm our financial performance and our competitors' products may achieve greater market adoption and may grow at a faster rate than our service.

***We may not be able to launch our aerial ridesharing service beginning in 2025, as currently projected.***

We will need to address significant regulatory, political, operational, logistical, and other challenges in order to launch our aerial ridesharing service. We do not currently have infrastructure in place to operate the service and such infrastructure may not be available or may be occupied on an exclusive basis by competitors. We also have not yet received FAA certification of our aircraft or other required airspace or operational authority and approvals, which are essential to operate our service, and for aircraft production and operation.

Our pre-certification operations may also reveal issues with our aircraft, which could result in certification delays. For example, in February 2022, one of our remotely piloted, experimental prototype aircraft was involved in an accident during flight testing. We are jointly investigating the accident with the FAA and National Transportation Safety Board ("NTSB"). At this time, we do not expect the accident to have a significant impact on our business operations or certification timing. Any delay in the financing, design, manufacture and commercial release of our aircraft, which are often experienced by aircraft manufacturers, could materially damage our brand, business, prospects, financial condition and operating results. If we are not able to overcome these challenges, our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

***We may be unable to effectively build a customer-facing business or app.***

We have not yet developed the application through which users will book trips. We may experience difficulty in developing the applications necessary to operate the business, including the customer-facing application. The software underlying the application will be complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. The third-party software that we incorporate into our platform may also be subject to errors or vulnerabilities. Any errors or vulnerabilities, whether in our proprietary code or any third-party software on which we rely, could result in negative publicity, a loss of users or revenue, access or other performance issues, security incidents, or other liabilities. Such vulnerabilities could also prevent passengers from booking flights, which would adversely affect our passenger utilization rates, or disrupt communications within the Company (e.g., flight schedules or passenger manifests), which could affect our performance. We may need to expend significant financial and development resources to address any errors or vulnerabilities. Any failure to timely and effectively resolve any such errors or vulnerabilities could adversely affect our business, financial condition and results of operations as well as negatively impact our reputation or brand.

***We may be unable to reduce end-user pricing at rates sufficient to drive expected growth for our service.***

We may not be able to reduce end-user pricing over time to increase demand, address new market segments and develop a significantly broader customer base. We expect that our initial end-user pricing may be most attractive to relatively affluent consumers, and we will need to address new markets and expand our customer base in order to further grow our business. In particular, we intend for our aerial ridesharing service to be economically accessible to a broad segment of the population and appeal to the customers of ground-based ridesharing services, taxis, and other methods of transportation.

Reducing end-user pricing is dependent on accurately estimating the unit economics of our aircraft and the corresponding service. Our estimates rely, in part, on future technology advancements, such as aerial and ground-based autonomy. If our estimates are inaccurate regarding factors such as production volumes, utilization rates, demand elasticity, operating conditions, deployment volumes, production costs, indirect cost of goods sold, landing fees, charging fees, electricity availability and/or other operating expenses, or if technology such as aerial and ground-based autonomy fails to develop, mature or be commercially available within the periods we expect, we may be unable to offer our service at pricing that is sufficiently compelling to bring about the local network effects that we are predicting and may have an adverse impact on our business, financial condition and results of operations.

***Our competitors may commercialize their technology before us, or we may not be able to fully capture the first mover advantage that we anticipate.***

While we believe we are well positioned to be first to market with an eVTOL piloted aerial ridesharing service, we expect this industry to be increasingly competitive and our competitors could get to market before or at the same time as us, either generally or in specific markets. Even if we are first to market, we may not fully realize the benefits we anticipate, and we may not receive any competitive advantage or may be overcome by other competitors. If new or existing companies launch competing solutions in the markets in which we intend to operate and obtain large scale capital investment, we may face increased competition. Additionally, our competitors may benefit from our efforts in developing consumer and community acceptance for eVTOL aircraft and aerial ridesharing, making it easier for them to obtain the permits and authorizations required to operate an aerial ridesharing service.

Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future, which may allow them to devote greater resources to the development, certification and marketing of their products and services or to offer lower prices. Our competitors may also establish strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Some have more experience in the aerospace industry than we have, and foreign competitors could benefit from subsidies or other protective measures offered by their home countries. If our competitors commercialize their technology before us, or if we do not capture the first mover advantage that we anticipate, it may harm our business, financial condition, operating results and prospects.

***We may be unable to make our service sufficiently convenient to drive customer adoption.***

Our service will depend, in part, on third-party ground operators to take customers from their origin to their departure skyport and from their arrival skyport to their ultimate destination. While we expect to be able to integrate these third-party ground operators into our service, we cannot guarantee that we will be able to do so effectively, at prices that are favorable to us, or at all. We do not intend to own or operate the ground portion of our multimodal service. Our business and our brand will be affiliated with these third-party ground operators, and we may experience harm to our reputation if they suffer from financial instability, poor service, negative publicity, accidents, or safety incidents which could have an adverse impact on our business, financial condition and results of operations.

***Our reputation may be harmed by the broader industry, and customers may not differentiate our services from our competitors.***

Passengers and other stakeholders may not differentiate between us and the broader aviation industry or, more specifically, the UAM service industry. If other participants in this market have problems such as safety, technology development, engagement with certification authorities or other regulators, community engagement, security, data privacy, flight delays, or customer service, such problems could impact the public perception of the entire industry, including our business. We may fail to adequately differentiate our brand, our services and our aircraft from others in the market which could impact our ability to attract passengers or engage with other key stakeholders and have an adverse impact on our business, financial condition and results of operations.

***Our prospects may be adversely affected by changes in consumer preferences, discretionary spending and other economic conditions that affect demand for our services, including changes resulting from the COVID-19 pandemic.***

Our business is primarily concentrated on UAM services, which we expect may be vulnerable to changes in consumer preferences, discretionary spending and other market changes. The global economy has in the past, and will in the future, experience periods of economic instability, inflation and recession, including the ongoing effects financial impact of the global COVID-19 pandemic. During such periods, our passengers may reduce overall spending on discretionary purchases. Such changes could result in reduced consumer demand for our services, which could adversely impact our business, financial condition and results of operations.

***If we are unable to obtain and maintain adequate facilities and infrastructure, including access to key infrastructure such as airports, we may be unable to offer our service in a way that is useful to passengers.***

To operate and expand our proposed aerial ridesharing service, we must secure or otherwise develop adequate landing and maintenance infrastructure in desirable locations in metropolitan areas for our aircraft. We may not be able to ensure that our plans for new service can be implemented in a commercially viable manner given infrastructure constraints, including those imposed by inadequate facilities at desirable locations and increasingly congested airports and heliports. Access to these facilities may be prohibitively expensive, unavailable, or may be inconsistent with our projections. Additionally, we may not be able to obtain necessary permits and approvals and to make necessary infrastructure changes to enable adoption of our aircraft, such as installation of charging equipment.

There is also a complex patchwork of federal, regional and municipal regulatory considerations applicable to assets management and property development in general, and aviation assets and infrastructure in particular. Applicable regulations can vary widely by locality. Local community groups, some of which may be opposed to property development in general, and new aviation infrastructure in particular, can impact the application of these regulations or the development of new regulations. If we are unable to acquire or maintain space for passenger terminal or maintenance operations in desirable locations, this could prevent our service from being practical for our customers and have a material adverse effect on our business, results of operations and financial condition.

***Our aircraft utilization may be lower than expected due to weather and other factors.***

Our aircraft may not be able to fly safely in poor weather conditions, including snowstorms, thunderstorms, high winds, lightning, hail, known icing conditions and/or fog. Our inability to operate in these conditions will reduce our aircraft utilization and cause delays and disruptions in our services. We intend to maintain a high daily aircraft utilization rate, which is the amount of time our aircraft spend in the air carrying passengers. This is achieved, in part, by reducing turnaround times at skyports. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events. The success of our business is dependent, in part, on the utilization rate of our aircraft, and reductions in utilization will adversely impact our financial performance, cause passenger dissatisfaction and may have an adverse impact on our business, financial condition and results of operations.

**Aircraft and Production**

*Our aircraft may fail to achieve performance expectations.*

Our aircraft may fail to achieve our performance expectations. For example, our aircraft may have a higher noise profile, carry a lower payload or have shorter maximum range than we estimate. Our aircraft also use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. We may incur significant costs to address any performance issues, or if not detected or addressed, such issues could negatively impact our business, financial condition, operating results and prospects.

While we have performed extensive testing, in some instances we are still relying on projections and models to validate the expected performance of our aircraft. To date, we have been unable to validate the performance of our aircraft over the expected lifetime of the aircraft.

We expect to introduce new and additional features and capabilities to the aircraft and our service over time. For example, we may initially operate under VFR only, and then add the ability to operate under IFR pursuant to block upgrade to the aircraft. We may be unable to develop or certify these upgrades in a timely manner or at all which may have an adverse impact on our business, financial condition and results of operations.

*We may not be able to produce aircraft in the volumes and on the timelines we project.*

There are significant challenges associated with producing aircraft in the volumes that we are projecting. Our manufacturing facility and processes remain in the prototype stage. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market, the need for specialized design and development expertise, extensive regulatory requirements, the challenge of establishing a brand name and image and the need to establish maintenance and service locations. As a manufacturer of electric aircraft, we face a variety of added barriers to entry including additional costs of developing and producing an electric powertrain, regulations associated with the transport of lithium-ion batteries and unproven customer demand for a fully electric aerial mobility service. Additionally, we are developing production lines for components and at volumes for which there is little precedent within the traditional aerospace industry.

We have not yet constructed a high-volume production facility in which to manufacture and assemble our aircraft. Final designs for the build out of the planned manufacturing facility are still in process, and various aspects of the component procurement and manufacturing plans have not yet been determined. We are currently evaluating, qualifying and selecting our suppliers for the planned production aircraft, and we have engaged suppliers for certain necessary components. However, we may not be able to engage suppliers for the remaining components in a timely manner, at an acceptable price, in the necessary quantities or at all.

We will need to do extensive testing to ensure that the aircraft is in compliance with all applicable regulations prior to beginning mass production. In addition to certification of the aircraft, we will be required to obtain approval from the FAA to manufacture completed aircraft pursuant to an FAA-approved type design (*e.g.*, type certificate). Production approval involves initial FAA manufacturing approval and extensive ongoing oversight of mass-produced aircraft. If we are unable to obtain production approval for the aircraft, or the FAA imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially.

The timing of our production ramp is dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out, and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It also depends on being able to obtain timely Production Certification from the FAA and sufficient staffing to support production objectives. We intend to fund the build out of our manufacturing facility using existing cash and future financing opportunities. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for building our manufacturing plants could be delayed. If any of the foregoing risks occurs, it could adversely affect our business, financial condition, operating results and prospects.

***Crashes, accidents or incidents of eVTOL aircraft or involving lithium-ion batteries involving us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.***

Test flying prototype aircraft is inherently risky, and crashes, accidents or incidents involving our aircraft are possible. In February 2022, one our remotely piloted, experimental prototype aircraft was involved in an accident during flight testing. We are jointly investigating the accident with the FAA and NTSB. At this time, we do not expect the accident to have a significant impact on our business operations or certification timing. This, or any other such occurrence may negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to our commercial service launch.

The operation of aircraft is subject to various risks, and we expect demand for our aerial ridesharing services to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain FAA certification for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety issue. We believe that regulators and the general public are still forming their opinions about the safety and utility of aircraft that are highly reliant on lithium-ion batteries and advanced flight control software capabilities and that operate in and around urban areas. An accident or incident involving either our aircraft or a competitor's aircraft while these opinions are being formed could have a disproportionate impact on the longer-term view of the emerging UAM market.

We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand or other companies in our industry. Such an incident could involve the actual or alleged behavior of any of our employees or third-party contractors. Further, if our personnel, our aircraft, or other types of aircraft are involved in a public incident, accident, cyberattack or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such matter. If our insurance is inapplicable or inadequate, we may be forced to bear substantial losses. In addition, any such incident could create an adverse public perception, which could harm our reputation, and result in passengers being reluctant to use our services, which could adversely impact our business, results of operations, financial conditions and prospects.

***We will initially rely on a single type of aircraft to support our commercial UAM business, which makes us vulnerable to design defects or mechanical problems.***

Our service will initially rely on a single aircraft type. Our dependence on our aircraft makes us particularly vulnerable to any design defects, performance shortfalls or mechanical problems associated with our aircraft or its component parts. Any actual or perceived safety issues may result in significant reputational harm to our businesses, in addition to legal liability, increased maintenance, safety infrastructure and other costs. Such issues could result in delaying or cancelling planned flights, increased regulation, grounding of aircraft or other systemic consequences, which could have a material adverse impact on our business, financial condition, operating results and prospects.

***We depend on suppliers and service partners for raw materials, parts and components.***

Despite our high degree of vertical integration, we still rely on purchased parts and materials for aircraft production and manufacturing equipment which we source from suppliers globally, some of whom are currently single source suppliers. Many of the components used in our aircraft must be custom made for us. This exposes us to multiple potential sources of production constraints, disruption, delivery failure, or component shortages. While we believe that we may be able to establish alternate supply relationships and can obtain replacement components, we may be unable to do so in the short term, or at all, at prices that are favorable to us. While we have not experienced material supply chain disruptions to date, we may in the future, which could cause delays in our production process for both prototype and commercial production aircraft. Furthermore, if we experience significant increased demand, or need to replace our existing suppliers, there can be no assurance that additional supplies will be available when required on terms that are acceptable to us, or at all. The disruption in the supply of components from suppliers could lead to delays in aircraft production, which could adversely affect our business, financial condition, operating results and prospects.

***Our aircraft may require maintenance at frequencies or at costs which are unexpected.***

Our aircraft are highly technical products that require maintenance and support. We are still developing our understanding of the long-term maintenance profile of the aircraft. If useful lifetimes are shorter than expected this may lead to greater maintenance costs than we anticipate. If our aircraft and related equipment require maintenance more frequently than we plan for or at costs that exceed our estimates, that would disrupt the operation of our service and result in higher operating cost, which could have a material adverse effect on our business, financial condition and results of operations.

**Regulatory & Airspace**

***We may be unable to obtain relevant regulatory approvals for the commercialization of our aircraft or operation of our mobility service.***

The commercialization of new aircraft and the operation of an aerial mobility service requires certain regulatory authorizations and certifications, including Type Certification and an air carrier certificate issued by the FAA under Part 119 with Part 135 operations specifications. While we have received our Part 135 Air Carrier Certificate and anticipate being able to obtain the remaining required authorizations and certifications, we may be unable to do so on the timeline we project or at all. If we fail to obtain any of the required authorizations or certificates, or do so in a timely manner, or any of these authorizations or certificates are modified, suspended or revoked after we obtain them, we may be unable to launch our commercial service or do so on the timelines we project and may have an adverse impact on our business, financial condition and results of operations.

***Regulatory authorities may disagree with our view that integrating our service into the National Airspace System is possible without changes to existing regulations and procedures.***

There are a number of existing laws, regulations and standards that apply to our aircraft and our service, including standards that were not originally intended to apply to electric aircraft. While our aircraft and our service are designed, at launch, to operate within the existing U.S. regulatory framework, the FAA or other regulatory authorities within the markets in which we intend to operate may disagree with this view, which may prohibit, restrict, or delay our ability to launch in the relevant market. Regulatory authorities have in the past and may in the future introduce changes specifically to address electric aircraft or high-volume flights that could delay our ability to launch our service and have an adverse impact on our business, financial condition and results of operations.

***If current airspace regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.***

A failure to increase air traffic capacity in the airspace serving key markets, including around major airports, could create capacity limitations for our future operations and could have a material adverse effect on our business. Weaknesses in the National Airspace System and the Air Traffic Control ("ATC") system, such as outdated procedures and technologies, could result in capacity constraints during peak travel periods or adverse weather conditions, resulting in delays and disruptions to our service. While our aircraft is designed to operate in the National Airspace System under existing rules, our business at scale will likely require airspace allocation for UAM operations and could result in regulatory changes. Our inability to obtain sufficient access to the National Airspace System or to comply with any regulatory changes could increase our costs and pricing of our services, which could reduce demand and have an adverse impact on our business, financial condition and results of operations.

***Changes in government regulation could increase our operating costs.***
Aerospace manufacturers and aircraft operators are subject to extensive regulatory and legal requirements that involve significant compliance costs. In May 2022, the FAA decided to certify eVTOLs under the "powered lift" classification, rather than existing Part 23 requirements for Normal Category Airplanes. The DOT and the FAA could issue additional regulations relating to the operation of our aircraft or further revise existing requirements that could require significant expenditures, resulting in increased costs for us and our passengers. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of our operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising fares, reducing revenue and increasing costs, which could have an adverse impact on our business, financial condition and results of operations.

***The DOT regulates the terms of sale of our air transportation services.***

To sell air transportation services in the United States, we will need DOT authorization of the sale of any charter flights and by-the-seat ridesharing services. The DOT further prescribes standards for, among other things, advertising, ticket refunds, baggage liability, consumer disclosures, customer service commitments, customer complaints and the transportation of passengers with disabilities. In the future, the DOT may adopt additional regulations that increase the costs or otherwise adversely impact our business, financial condition and results of operations.

*We may be subject to security regulation that will increase our costs.*

The Transportation Security Administration ("TSA") is responsible for certain civil aviation security matters, including the regulation of air carriers that operate under Part 135 of the Federal Aviation Regulations as well as passenger and baggage screening at U.S. airports. Because we are introducing an innovative service that operates from both airports and skyports, the security regulatory scheme that will apply is uncertain. If the TSA imposes burdensome security requirements on our services, it could reduce the convenience of our service for our customers, resulting in lower demand and higher cost and have an adverse impact on our business, financial condition and results of operations.

*We are subject to stringent U.S. export and import control laws and regulations, which may change. We may be unable to comply with these laws and regulations or U.S. government licensing policies, or to secure required authorizations in a timely manner.*

Our business is subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology and services, and run our operations in the United States, in full compliance with such laws and regulations, which may include the Export Administration Regulations ("EAR"), the International Traffic in Arms Regulations ("ITAR"), and economic sanctions administered by the Treasury Department's Office of Foreign Assets Control ("OFAC"). Similar laws impact our business in other jurisdictions. These trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export or transfer certain hardware, technical data, technology, software, or services to certain countries and territories, entities, and individuals, and for certain end uses. If we are found to be in violation of these laws and regulations it could result in civil and criminal penalties, including the loss of export or import privileges, debarment and reputational harm. While none of our current technologies require us to maintain a registration under ITAR, we may become subject to ITAR in the future.

Pursuant to these trade control laws and regulations, we are required, among other things, to (i) determine the proper licensing jurisdiction and export classification of products, software and technology, and (ii) obtain licenses or other forms of authorization to conduct our business. These requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons. Changes in U.S. trade control laws and regulations, or reclassifications of our products or technologies, may restrict our operations. The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our business as planned. Any changes in the export control regulations or U.S. licensing policy, such as those necessary to implement U.S. commitments to multilateral control regimes, may restrict our operations. Given the great discretion the government has in issuing or denying such authorizations, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other regulatory approvals which may have an adverse impact on our business, financial condition and results of operations.

*We will be subject to rapidly changing and increasingly restrictive laws, regulations and other obligations relating to privacy, data protection, and data security, which may be costly and difficult to comply with.*

We will be collecting, using, and disclosing personal information of passengers and others in the course of operating our business. These activities are or may become regulated by a variety of domestic and foreign laws and regulations relating to privacy, data protection, and data security, which are complex, rapidly evolving, and increasingly restrictive.

Several states, including California, have recently granted residents expanded rights related to their personal information, including the right to request deletion of their personal information and receive detailed reports of how their personal information is used and shared. Similar laws have been proposed in other states and at the federal level. Such laws could have potentially conflicting requirements that would make compliance challenging.

Despite our best efforts, we may not be successful in complying with the rapidly evolving privacy, data protection, and data security requirements. Any actual or perceived non-compliance could result in litigation and proceedings against us by governmental entities, passengers, or others, which could result in fines, civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our platform in certain jurisdictions, negative publicity and harm to our brand and reputation, which could have a material adverse effect on our business, financial condition or results of operations.

## U.S. Government Contracts and Pre-Certification Operations

### *The U.S. government may modify or terminate one or more of our existing contracts.*

The U.S. government may modify or terminate its contracts with us, without prior notice and at its convenience. In addition, funding may be reduced or withheld as part of the U.S. Congressional appropriations process due to fiscal constraints, changing priorities or other reasons. Any loss or reduction of expected funding and/or modification or termination of one or more of our U.S. government contracts could have a material adverse effect on our access to government testing facilities and/or our ability to secure pre-certification operating experience and/or revenues, which could have an adverse impact on our business, financial condition and results of operations.

### *We may be unable to grow our relationship with the U.S. government and the Department of Defense, which will limit our ability to operate prior to receiving an FAA certification of airworthiness.*

We are projecting that we will enter into additional contracts with the U.S. government which would enable us to operate our aircraft as a service provider for the Department of Defense or other U.S. government agencies both prior to receiving an airworthiness certificate from the FAA and after. Failure to obtain these contracts would limit our ability to gain operational learnings about our aircraft and secure meaningful revenue, which could have a material adverse effect on our business, financial condition and results of operations.

### *We conduct a portion of our business pursuant to U.S. government contracts, which are subject to unique risks.*

Contracts with the U.S. government are subject to extensive regulations. New regulations, or changes to existing regulations, could result in increased compliance costs, and we could be subject to withheld payments and/or reduced future business if we fail to comply with new or existing requirements in the future. Compliance costs attributable to current or future regulations such as these could negatively impact our financial condition and operating results.

Contracts with the U.S. government are also subject to a variety of other requirements and risks including government reviews, audits, investigations, False Claims Act cases, suspension and debarment as well as other legal actions and proceedings that generally do not apply to purely commercial contracts. In addition, transactions involving government contractors may be subject to government review and approvals. Failure to comply with these requirements or secure necessary approvals could negatively impact our business, financial condition and operating results.

## Risks Related to Our Finances and Operations

### *We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to achieve or maintain profitability.*

We have incurred significant losses since inception. We incurred net losses of $258.0 million, $180.3 million and $114.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. We have not yet started commercial operations, and it is difficult for us to predict our future operating results. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.

We expect our operating expenses to increase over the next several years as we move towards commercial launch, expand our manufacturing operations, increase our flight cadence, hire more employees and continue research and development efforts relating to new products and technologies. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to generate revenue sufficient to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

### *We will need additional capital in the future, including to build high-volume manufacturing, a fleet of our aircrafts and to develop a skyport network to support a high-volume service.*

Our proposed operations contemplate significant manufacturing capacity, aircraft fleet and infrastructure development, including additional skyports where our aircraft can land, both within the United States and internationally. Construction of manufacturing facilities, skyports or other operating facilities may require significant capital expenditures, and in the future we may be required to make similar expenditures to expand or improve our operations.

In addition, as our facilities and aircraft mature, our business will require capital expenditures for the maintenance, renovation and improvement of such locations to remain competitive and maintain the value of our brand. This creates an ongoing need for capital, and, to the extent we cannot fund capital expenditures from cash flows from operations, we will need to borrow or otherwise obtain funds.

Prior to the consummation of the Merger, we financed our operations and capital expenditures primarily through private financing rounds. In the future, we may need to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. For example, the global COVID-19 health crisis and related financial impact resulted in, and may result in, significant disruption and volatility of global financial markets that could adversely impact our ability to access capital. In addition, increased interest rates in 2022 led to a widespread slowdown in investment and funding opportunities, especially for pre-revenue companies, that is expected to continue in the near-term.

We may sell equity securities or debt securities in one or more transactions at prices and in a manner that may materially dilute our current investors. Any debt financing, if available, may involve restrictive covenants that could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures which may have an adverse impact on our business, financial condition and results of operations.

***We have broad discretion in how we use our assets, and we may not use them effectively.***

Our management has broad discretion in the use of our assets, including capital raised. We may use capital for general corporate purposes, including working capital, operating expenses, and capital expenditures, and we may acquire complementary businesses, products, offerings, or technologies. We may also spend or invest in a way with which our stockholders disagree. If our management fails to use our capital effectively, our business could be seriously harmed.

***Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.***

As of December 31, 2022, Joby had approximately $516.2 million and $745.0 million of federal and state net operating loss carryforwards ("NOLs") and $28.4 million and $26.1 million federal and state research and development tax credits. Under the Tax Cuts and Jobs Act, federal NOLs generated by the Company in tax years through December 31, 2017 may be carried forward for 20 years and may fully offset taxable income in the year utilized and federal NOLs generated by the Company in tax years beginning after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually. Under Sections 382 and 383 of the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change federal NOLs and other tax attributes (such as research and development tax credits) to offset its post-change income and taxes may be limited. In general, an "ownership change" occurs if there is a greater than 50 percentage point change (by value) in a corporation's equity ownership by certain stockholders over a rolling three-year period. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, our ability to use our pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. Similar provisions of state tax law may also apply. For these reasons, even if we achieve profitability, we may be unable to use a material portion of our NOLs and other tax attributes which may have an adverse impact on our business, financial condition and results of operations.

***We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.***

As a public company, beginning with this annual report on Form 10-K, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for each annual report on Form 10-K to be filed with the SEC. This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Additionally, commencing with this annual report on Form 10-K, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. An adverse report may be issued in the event our auditor is not satisfied with the level at which our controls are documented, designed, or operating.

We are continuing to improve our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, we identified a material weakness in our internal control over financial reporting. While significant progress has been made to improve our internal control over financial reporting, not all aspects of our past material weakness have been sufficiently remediated. The remaining aspect of the material weakness relates to the lack of a sufficient accounting resources with deep technical accounting knowledge to identify and resolve complex accounting issues in a timely manner. Remediation of the material weakness will require further validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

In addition, our internal control over financial reporting will not prevent or detect all errors and fraud. Because of the inherent limitations in all control systems, no evaluation can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

In order to maintain and improve the effectiveness of our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems, or the existing systems and third-party software applications that we rely on for financial reporting, do not perform as expected, we may experience further deficiencies in our controls and we may not be able to meet our financial reporting obligations.

If there are material weaknesses or failures in our ability to meet any of the requirements related to the maintenance and reporting of our internal control, investors may lose confidence in the accuracy and completeness of our financial reports and that could cause the price of our common stock to decline. In addition, we could become subject to investigations by the SEC, the New York Stock Exchange ("NYSE") or other regulatory authorities, which could require additional management attention and which could adversely affect our business.

### *We may be unable to protect our intellectual property rights from unauthorized use by third parties.*

Our success depends, in part, on our ability to protect our proprietary intellectual property rights, including technologies deployed in our current or future aircraft or utilized in arranging air transportation. To date, we have relied primarily on patents and trade secrets to protect our proprietary technology. Our software is also subject to certain protection under copyright law, though we have chosen not to register any of our copyrights to date. We routinely enter into non-disclosure agreements with our employees, consultants, third parties and others and take other measures to protect our intellectual property rights, such as limiting access to our trade secrets and other confidential information. We intend to continue to rely on these and other means, including patent protection, in the future. However, the steps we take to protect our intellectual property may be inadequate, and unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary. If successful, these attempts may harm our ability to compete, accelerate the development of our competitors' programs, and/or harm our competitive position in the market. Moreover, our non-disclosure agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. Our competitors or third parties may not comply with the terms of these agreements, and we may not be able to successfully enforce such agreements or obtain sufficient remedies if they are breached. In addition, we accept government funding for the development of some intellectual property which may result in the government obtaining some rights in our intellectual property. The intellectual property rights we own or license may not provide competitive advantages and could be challenged or circumvented by our competitors.

Further, obtaining and maintaining patent, copyright, and trademark protection can be costly. We may choose not to, or may fail to, pursue or maintain such forms of protection for our technology in the United States or foreign jurisdictions, which could harm our ability to maintain our competitive advantage in such jurisdictions. It is also possible that we will fail to identify patentable aspects of our technology before it is too late to obtain patent protection, that we will be unable to devote the resources to file and prosecute all patent applications for such technology, or that we will lose protection for failing to comply with all procedural, documentary, payment, and other obligations during the patent prosecution process. The laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate to prevent other parties from infringing our proprietary technology. We may also fail to detect unauthorized use of our intellectual property, or be required to expend significant resources to monitor and protect our intellectual property rights, including engaging in litigation, which may be costly, time-consuming, and divert the attention of management and resources, and may not ultimately be successful. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property rights, our business, financial condition and results of operations could be adversely affected.

***If conflicts arise between us and our strategic partners, our business could be adversely affected, or these parties may act in a manner adverse to us.***

If conflicts arise between our collaborators or strategic partners and us, the other party may act in a manner adverse to us which could limit our ability to implement our strategies. Our collaborators or strategic partners may develop, either alone or with others, products in related fields that are competitive with our products. Specifically, conflicts with Toyota Motor Corporation may adversely impact our ability to manufacture aircraft or scale production, while conflicts with Uber Technologies, Inc. and Delta Air Lines may adversely impact our ability to successfully launch and maintain our consumer-facing UAM services. Conflicts with foreign partners may adversely impact our ability to scale operations outside the U.S. effectively. If such conflicts arise it may adversely affect our business, financial condition and results of operations.

***We may in the future invest significant resources in developing new offerings and exploring the application of our proprietary technologies for other uses and those opportunities may never materialize.***

While our primary focus is on the design, manufacture and operation of our eVTOL aircraft and the related aerial mobility service, we may invest significant resources in developing new technologies, services, products and offerings. However, we may not realize the expected benefits of these investments.

Such research and development initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited operating or development experience. They may involve claims and liabilities, expenses, regulatory challenges and other risks that we may not be able to anticipate. We may not be able to predict whether consumer demand for such initiatives will exist or be sustained at the levels that we anticipate, or whether any of these initiatives will generate sufficient revenue to offset any expenses or liabilities associated with these investments. Any such research and development efforts could distract management from current operations and would divert capital and other resources from our more established technologies. Even if we are successful in developing new products, services, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing new products, services, offerings or technologies and have an adverse impact on our business, financial condition and results of operations.

***Any material disruption in our information systems could adversely affect our business.***

Our systems, or those of third-parties upon which we rely, may experience service interruptions, outages, or degradation because of hardware and software defects or malfunctions, human error or intentional bad acts by third parties or our employees, contractors, or service providers, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, cyberattacks or other events. Our insurance may not be sufficient, and we may not have sufficient remedies available to us from our third-party service providers, to cover all of our losses that may result from such issues which may have an adverse impact on our business, financial condition and results of operations.

***If we or our third-party service providers experience a security breach, or if unauthorized parties otherwise obtain access to our customers' data, our reputation may be harmed, demand for services may be reduced, and we may incur significant liabilities.***

We rely on information technology networks and systems to operate and manage our business and store our confidential and proprietary information. Our services will also involve the storage, processing and transmission of our customers' data, including personal and financial information. We also engage and plan to engage third-party service providers to store and process this data. While we believe we and our service providers take reasonable steps to secure these networks and systems, our information technology infrastructure may be vulnerable to computer viruses or physical or electronic intrusions that our security measures may not detect. Any such security incident, including those resulting from cybersecurity attacks, phishing attacks, unauthorized access or usage, virus or similar breach or disruption could result in the loss, destruction, alteration or disclosure of this data, which could damage our reputation and lead to litigation, regulatory investigations, or other liabilities. These attacks may come from individual hackers, corporations, criminal groups, and state-sponsored organizations. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain existing customers. Further, we could be required to expend significant capital and other resources to address any data security incident or breach, which may not be fully covered by our insurance or at all, and which may involve payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement, or other services. Any actual or alleged security breaches or alleged violations of federal, state, or foreign laws or regulations relating to privacy and data security could result in mandated user notifications, litigation, government investigations, significant fines, and expenditures; divert management's attention from operations; deter customers from using our services; damage our brand and reputation; force us to cease operations for some length of time; and materially adversely affect our business, results of operations, and financial condition.

Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until after they have been launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access or disruption.

***Our intended initial operations are concentrated in a small number of metropolitan areas and airports which makes our business particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather, and regulatory conditions or other circumstances affecting these metropolitan areas.***

We intend to initially service larger metropolitan areas that will be the source of the majority of our revenue. As a result, our business and financial results are particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather, and regulatory conditions or other circumstances applicable to these metropolitan areas. Because we will initially have a limited number of locations, a significant interruption or disruption in service at an individual skyport or metropolitan area where we have a significant volume of flights could have a severe impact on our business, results of operations and financial condition.

Our concentration in large metropolitan areas and heavily trafficked airports also makes our business susceptible to an outbreak of a contagious disease, such as COVID-19, both due to the high volume of travelers flying into and out of such airports and the ease at which contagious diseases can spread through densely populated areas.

Disruption of operations at skyports, whether caused by labor relations, utility or communications issues, power outages, or changes in federal, state and local regulatory requirements could harm our business. Certain airports may regulate our flight operations, including limiting the number of landings per year, banning our operations or introducing new permitting requirements, which could significantly disrupt our operations. In addition, demand for our advanced air mobility services could be impacted if drop-offs or pick-ups of passengers become inconvenient because of airport rules or regulations, or more expensive because of airport-imposed fees, which would adversely affect our business, financial condition and operating results.

***We currently have subsidiaries located outside of the United States and plans for international operations in the future, which could subject us to political, operational and regulatory challenges.***

While we plan to initially launch our business in the U.S. markets, we have established relationships with subsidiaries, suppliers and potential partners in select international markets. In addition, we currently have subsidiaries engaged in limited test manufacturing, R&D and other activities in foreign countries. International operations are subject to a number of risks, including regulations that may differ from or be more stringent than analogous U.S. regulations, local political or economic instability, cross-border political tensions, challenges in effectively managing employees in foreign jurisdictions, including local labor laws that may be stricter or more costly to comply with than in the U.S., and exposure to potential liabilities under anti-corruption or anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and similar laws and regulations. If any of these risks materialize it could adversely impact our business, financial condition and results of operations.

***We are subject to risks arising from natural disasters and severe weather conditions and risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.***

Natural disasters, including wildfires, tornados, hurricanes, floods and earthquakes, and severe weather conditions, may damage our manufacturing plants, facilities or aircraft or disrupt our operating routes. Our Bonny Doon facilities, in particular, are located in an area that is at high risk due to wildfire. Our Bonny Doon facilities are also subject to a risk of closure due to zoning and permitting issues. Destruction or our inability to use any of our facilities for a prolonged period of time could materially impact our ability to meet our projected timelines.

The potential effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise and other climate-related events, could affect our operations, infrastructure and financial results. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such effects. We cannot accurately predict the materiality of any potential losses or costs associated with the effects of climate change.

***We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our facilities, for which we may not be able to secure adequate insurance policies, or secure insurance policies at reasonable prices.***

Our operations are subject to many hazards and operational risks, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by natural disasters, power losses, telecommunications failures, terrorist attacks (including hijacking, use of the aircraft as a weapon, or use of the aircraft to disperse a chemical or biological agent), security related incidents or human errors. Additionally, our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties.

We maintain general liability insurance, aviation flight testing insurance, aircraft liability coverage, directors and officers ("D&O") insurance, and other insurance policies and we believe our level of coverage is customary in the industry and adequate to protect against claims. However, there can be no assurance that our insurance will be sufficient to cover all potential claims or that present levels of coverage will be available in the future at reasonable cost or at all. Further, we expect our insurance needs and costs to increase as we build production facilities, manufacture aircraft, establish commercial operations, add routes, increase flight and passenger volumes and expand into new markets. It is too early to determine what impact, if any, the commercial operation of eVTOLs will have on our insurance costs which may have an adverse impact on our business, financial condition and result of operations.

***We are dependent on our senior management team and other highly skilled personnel, including pilots and mechanics, and we may not be successful in attracting or retaining these personnel.***

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel. While our efforts to hire key personnel have generally been successful overall, hiring in the areas of software development and verification has progressed more slowly than initially expected, due to high levels of competition in the markets in which we operate.

In addition, there is a shortage of pilots that is expected to exacerbate over time as more pilots in the industry approach mandatory retirement age. Trained and qualified aircraft mechanics are also in short supply. Our service is dependent on recruiting and retaining qualified pilots and mechanics, either or both of which may be difficult due to the corresponding personnel shortages. We compete against airlines and other air mobility and transportation services for pilots and other skilled labor, some of which will offer wages or benefit packages exceeding ours.

The loss of any of the members of our senior management team or other highly skilled personnel, or our inability to hire, train, and retain qualified pilots and mechanics could harm our business and prevent us from implementing our growth plans.

***Our business may be adversely affected by union activities.***

Although none of our employees are currently represented by a labor union, it is common throughout the aerospace and airline industries for employees to belong to a union, which can result in higher employee costs and an increased risk of work stoppages. As we expand our business our employees could join or form a labor union and we could be required to become a union signatory. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers, and work stoppages or strikes organized by such unions could delay the manufacture of our aircraft or disrupt our operations, which could have a material adverse impact on our business, financial condition or operating results.

**Additional Risks Related to Ownership of Our Common Stock**

***The price of our common stock has been and may continue to be volatile.***

The price of our common stock has been volatile and will likely continue to fluctuate due to a variety of factors. The stock market in general, and the market for pre-revenue technology companies in particular, has had and may continue to have significant price and volume fluctuations. The market for our common stock may continue to be influenced by events or occurrences including: changes to the regulations that impact our business or adverse decisions by regulators; our ability to develop the market we expect for UAM services, whether due to competition, market acceptance, performance, pricing or other factors; manufacturing and operational challenges; our failure to meet financial projections or manage our cash; actions by shareholders, including the sale of a large volume of shares or campaigns by activist investors or short-sellers; actions taken by our competitors; and public perception of our business and our industry as a whole.

These factors, along with the occurrence of any of the risk factors described in this Annual Report, many of which are not within our control, could cause the price of our common stock to decline materially, regardless of our operating performance.

***We do not intend to pay cash dividends for the foreseeable future.***

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future decision to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors.

***If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our stock price and trading volume could decline.***

The market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market and our competitors. If one or more of the analysts who cover us downgrade our common stock, provide more favorable recommendations about our competitors or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If few analysts cover us, or if analysts who cover us cease coverage or fail to publish regular reports, demand for our common stock could decrease and our common stock price and trading volume may decline.

***We may be subject to securities litigation, activist investors and short-selling campaigns, which are expensive and could divert management attention.***

The market price of our common stock has been and may continue to be volatile. Companies that have experienced volatility in the market price of their stock have, in the past, been subject to securities class action litigation, activist investor campaigns and short-selling. We may be the target of these types of activities in the future, any for which could result in substantial costs and divert management's attention from other business concerns, which could seriously harm our business.

***Future resales of common stock may cause the market price of our securities to drop significantly.***

Certain Joby stockholders are contractually restricted from selling or transferring shares of common stock (the "Lock-up Shares") for an agreed-upon period of time. For example, certain significant stockholders have agreed to a five-year lockup, with 20% of the Lock-up Shares being released on each anniversary of the closing of the Merger, subject to provisions that allow for early release of the initial 20% tranche if stock price targets are met prior to the first anniversary, and a complete release of the Lock-Up Shares if the Company undergoes a change of control (the "Major Company Equityholders Lock-Up Agreement"). Under the Sponsor Agreement (the "Sponsor Agreement"), by and among the Company, Reinvent Sponsor, LLC ("Sponsor") and RTP, the Sponsor's Lock-up Shares are subject to the same releases agreed to in the Major Company Equityholders' Lock-Up Agreement in addition to vesting conditions. Following the expiration of each lockup tranche, the applicable stockholders will no longer be restricted from selling shares of our common stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could reduce the market price of our common stock. As of February 15, 2023, there were approximately 303,187,149 shares subject to the Major Company Equityholders Lock-Up Agreement. As restrictions on resale end, the sale or possibility of sale of these shares could have the effect of increasing the volatility in our share price or the market price of our common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

Our corporate headquarters are located in Santa Cruz, California, and consist of approximately 23,000 square feet. The lease for that office expires in March 2023. In November 2022, we purchased a facility in Santa Cruz, California, consisting of approximately 162,000 square feet and intend to move our corporate headquarters to this location by March 31, 2023. We operate primarily out of facilities located in the U.S., in Santa Cruz, San Carlos and Marina, California, Washington, D.C. and internationally in Munich and Stuttgart, Germany, Linz, Austria, San Jose, Costa Rica, and Shenzhen, China. All of our facilities, except for the newly-purchased corporate headquarters, are located on land that is leased from third parties or, in the case of certain of our Santa Cruz facilities, from entities partially or wholly owned by our CEO, JoeBen Bevirt.

The facilities that house our prototype production line in Marina, California span approximately 130,000 square feet and are leased from the City of Marina. We have also entered into a ground lease agreement with the City of Marina that can be extended for up to 50 years.

Our employee headcount has continued to grow meaningfully over the last 12 months, we believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Our testing facility in Santa Cruz, California is a retired rock quarry. While the nature of this facility is suitable for advanced R&D and testing activities, this facility lacks compliance with applicable building codes, zoning codes and similar regulations and ordinances. We have submitted plans to the County of Santa Cruz for our planned Development and Testing Facilities on the site. In addition, we are transitioning much of the research work to our new facility in Santa Cruz.

**Item 3. Legal Proceedings**

We are subject to a variety of claims that arise from time to time in the ordinary course of our business. While management currently believes that resolving claims against us, individually or in aggregate, will not have a material adverse impact on our financial position, results of operations or statement of cash flows, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. If an unfavorable final outcome were to occur, it may have a material adverse impact on our financial position, results of operations or cash flows for the period in which the effect becomes reasonably estimable.

**Item 4. Mine Safety Disclosures**

Not applicable.

**Part II**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

**Market Information**

Our common stock and public warrants to purchase common stock are traded on The New York Stock Exchange under the symbols "JOBY" and "JOBY WS", respectively.

**Holders**

As of February 15, 2023, there were approximately 302 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these record holders.

**Dividends**

We have never declared or paid any cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors. Our ability to declare dividends may be limited by the terms of financing or other agreements entered into by us or our subsidiaries from time to time.

**Stock Performance Graph**

*This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Joby Aviation, Inc. under the Securities Act, or the Exchange Act. The returns shown are based on historical results and are not intended to suggest future performance.*

The following graph compares the cumulative total stockholder return of our common stock to the Russell 2000 Index and in a peer group consisting of Archer Aviation Inc., Eve Holding, Inc., Joby Aviation, Inc., Lilium N.V., Vertical Aerospace Ltd. ("Peer Group"). The chart shows the annual change in value of $100 invested in each of our common stock, the index and the Peer Group on August 10, 2021, the date of our Merger with RTP, and assumes reinvestment of dividends, if any. Each of the companies in our Peer Group went public via merger with a special purpose acquisition company ("SPAC"). For Peer Group companies that completed their SPAC merger after August 10, 2021, the cumulative return for the Peer Group was weighted based on the market capitalization of each company based on the date of its SPAC merger.



31

**Recent Sale of Unregistered Securities and Use of Proceeds**

*Recent Sale of Unregistered Securities*

None.

*Use of Proceeds*

None.

**Issuer Purchases of Equity Securities**

None.

**Item 6. [Reserved]**

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. We have elected to omit discussion on the earliest of the three years covered by the consolidated financial statements presented. Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located in our Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 28, 2022, for reference to discussion of the fiscal year ended December 31, 2020, the earliest of the three fiscal years presented. This discussion and analysis includes forward looking statements that involve risks and uncertainties. Please see the section of this Annual Report on Form 10-K titled "Special Note Regarding Forward-Looking Statements."*

### Overview

We have spent more than a decade designing and testing a piloted all-electric aircraft that can take off and land vertically, while cruising like a traditional airplane. The aircraft is quiet when taking off, near silent when flying overhead and is designed to transport a pilot and four passengers at speeds of up to 200 mph, with a maximum range of 150 miles on a single charge. The low noise enabled by the all-electric powertrain will allow the aircraft to operate around dense, urban areas while blending into the background noise of cities. With more than 1,000 successful test flights already completed, and as the first eVTOL aircraft developer to receive a signed, stage 4 G-1 certification basis, we believe we are well positioned to be the first eVTOL manufacturer to earn airworthiness certification from the Federal Aviation Administration ("FAA").

We do not currently intend to sell these aircraft to third parties or individual consumers. Instead, we plan to manufacture, own and operate our aircraft, building a vertically integrated transportation company that will deliver transportation services to our customers, including the U.S. Air Force through contracted operations, and to individual end-users through a convenient app-based aerial ridesharing platform. Our goal is to begin initial service operations with the Department of Defense in 2024, followed by commercial passenger operations in 2025. We believe this business model will generate the greatest economic returns, while providing us with end-to-end control over the customer experience to optimize for customer safety, comfort and value. There may be circumstances in which it is either required (for example, due to operating restrictions on foreign ownership in other countries) or otherwise desirable to sell aircraft in the future. While we do not expect this would change our core focus on building a vertically integrated transportation company, we may choose to sell aircraft in circumstances where we believe there is a compelling business reason to do so.

Since our inception in 2009, we have been primarily engaged in research and development of eVTOL aircraft. We have incurred net operating losses and negative cash flows from operations in every year since our inception. As of December 31, 2022, we had an accumulated deficit of $734.7 million. We have funded our operations primarily with proceeds from the issuance of redeemable convertible preferred stock and the proceeds from the merger described below.

### The Merger

We entered into an Agreement and Plan of Merger (the "Merger Agreement") on February 23, 2021, with Reinvent Technology Partners, a special purpose acquisition company ("RTP"). Pursuant to the Merger Agreement, on August 10, 2021 (the "Closing Date"), Joby Aero, Inc. ("Legacy Joby") was merged with and into a wholly-owned subsidiary of RTP (the "Merger"). Legacy Joby survived as a wholly-owned subsidiary of RTP, which was renamed Joby Aviation, Inc. ("Joby Aviation").

The Merger is accounted for as a reverse capitalization in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Under this method of accounting, RTP is treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Joby Aviation represent a continuation of the financial statements of Legacy Joby, with the Merger being treated as the equivalent of Joby Aviation issuing stock for the net assets of RTP, accompanied by a recapitalization. Legacy Joby operations prior to the Merger are presented as those of Joby Aviation. The Merger, which raised $1,067.9 million, has significantly impacted our capital structure and operating results, supporting our product development, manufacturing and commercialization efforts.

As a result of becoming a reporting company with the SEC and NYSE-listed company, we have hired and will continue to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors' and officers' liability insurance, director fees, and additional internal and external accounting, legal and administrative resources.

All shares and per share amounts of Legacy Joby for all presented periods have been retrospectively adjusted using the exchange ratio that was established in accordance with the Merger Agreement (the "Exchange Ratio").

**Key Factors Affecting Operating Results**

See the section entitled "*Risk Factors*" for a further discussion of these considerations.

*Development of the Urban Air Mobility ("UAM") market*

Our revenue will be directly tied to the continued development of short distance aerial transportation. While we believe the market for UAM will be large, it remains undeveloped and there is no guarantee of future demand. We are targeting initial service with the Department of Defense beginning in 2024, followed by commercial passenger operations in 2025, and our business will require significant investment leading up to launching these services, including, but not limited to, final engineering designs, prototyping and testing, manufacturing, software development, certification, pilot training, infrastructure and commercialization.

We believe one of the primary drivers for adoption of our aerial ridesharing service is the value proposition and time savings offered by aerial mobility relative to traditional ground-based transportation. Additional factors impacting the pace of adoption of our aerial ridesharing service may include but are not limited to: perceptions about eVTOL quality, safety, performance and cost; perceptions about the limited range over which eVTOL may be flown on a single battery charge; volatility in the cost of oil and gasoline; availability of competing forms of transportation, such as ground, air taxi or ride-hailing services; the development of adequate infrastructure; consumers' perception about the safety, convenience and cost of transportation using eVTOL relative to ground-based alternatives; and increases in fuel efficiency, autonomy, or electrification of cars. In addition, macroeconomic factors could impact demand for UAM services, particularly if end-user pricing is at a premium to ground-based transportation alternatives or more permanent work-from-home behaviors persist following the COVID pandemic. We anticipate initial operations with our U.S. government customers to be followed by operations in selected high-density metropolitan areas where traffic congestion is particularly acute and operating conditions are suitable for early eVTOL operations. If the market for UAM does not develop as expected, this would impact our ability to generate revenue or grow our business.

*Competition*

We believe that the primary sources of competition for our service are ground-based mobility solutions, other eVTOL developers/operators and local/regional incumbent aircraft charter services. While we expect to be first to market with an eVTOL facilitated aerial ridesharing service, we expect this industry to be dynamic and increasingly competitive; and our competitors could get to market before us, either generally or in specific markets. Even if we are first to market, we may not receive any competitive advantage or may be overtaken by other competitors. If new or existing aerospace companies launch competing solutions in the markets in which we intend to operate or obtain large-scale capital investment, we may face increased competition. Additionally, our competitors may benefit from our efforts in developing consumer and community acceptance for eVTOL aircraft and aerial ridesharing, making it easier for them to obtain the permits and authorizations required to operate an aerial ridesharing service in the markets in which we intend to launch or in other markets. If we do not capture the first mover advantage that we anticipate, it may harm our business, financial condition, operating results and prospects. For a more comprehensive discussion, please see the section entitled "Risk Factors."

*Government Certification*

We agreed to a signed, stage 4 "G-1" certification basis for our aircraft with the FAA in 2020. This agreement lays out the specific requirements that need to be met by our aircraft for it to be certified for commercial operations. Reaching this milestone marks a key step on the way towards certifying any new aircraft in the U.S. Our aircraft was originally intended to be certified in line with the FAA's existing Part 23 requirements for Normal Category Airplanes, with special conditions introduced to address requirements specific to our unique aircraft. In May 2022, the FAA indicated that they were revisiting the decision to certify all eVTOLs under Part 23 and would, instead, require certification under the "powered lift" classification. Based on the FAA's revised certification requirements, we re-signed an updated stage 4 "G-1" certification basis in July 2022, and it was published in the federal register in November 2022.

In 2022, we received our Part 135 operating certificate, which is required for us to operate an on-demand air service. While that currently allows us to operate the service with conventional aircraft, the FAA will need to publish operational regulations related to eVTOLs before we add our aircraft to our Part 135 operating certificate. The FAA recently indicated that they do not expect the relevant operational regulations, or Special Federal Aviation Regulations ("SFARs"), for eVTOL aircraft to be finalized until late 2024. If the publication of the SFARs is further delayed, if the FAA requires further modifications to our existing G-1 certification basis, or if there are other regulatory changes or revisions, this could delay our ability to obtain type certification, and could delay our ability to launch our commercial passenger service.

In addition to certifying our aircraft, we will also need to obtain authorizations and certifications related to the production of our aircraft and the deployment of our aerial ridesharing service. While we anticipate being able to meet the requirements of such authorizations and certifications, we may be unable to obtain such authorizations and certifications, or to do so on the timeline we project. If we fail to obtain any of the required authorizations or certifications, or do so in a timely manner, or if any of these authorizations or certifications are modified, suspended or revoked after we obtain them, we may be unable to launch our commercial service or do so on the timelines we project, which would have adverse effects on our business, prospects, financial condition and/or results of operations.

### Agility Prime

In December 2020, we became, to the best of our knowledge, the first company to receive airworthiness approval for an eVTOL aircraft from the U.S. Air Force, and in the first quarter of 2021, we officially began on-base operations under contract pursuant to the U.S. Air Force's Agility Prime program. Our multi-year relationship with the Department of Defense and other U.S. government agencies provides us with a compelling opportunity to more thoroughly understand the operational capabilities and maintenance profiles of our aircraft in advance of commercial launch. In addition to the operational learnings and advanced research support, our contracts, which we expanded in July 2022, have a potential value of more than $75 million through 2025. We are actively pursuing additional contracts and relationships that would further secure these on-base operations going forward. Our U.S. government contracting party may modify, curtail or terminate its contracts with us without prior notice, either at its convenience or for default based on performance, or may decline to accept performance or exercise subsequent option years. We may also be unable to secure additional contracts or continue to grow our relationship with the U.S. government and/or Department of Defense.

### Impact of COVID-19

The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19, as well as the emergence of variants, has also created disruptions in the manufacturing, delivery and overall supply chain for manufacturers and suppliers, and has led to a decrease in the need for transportation services around the world.

As a result of the COVID-19 pandemic, we have modified our business practices and implemented additional safety protocols for our on-site employees and contractors, which we periodically update in an effort to respond to the latest public health guidance and to reduce the risk of exposure to COVID-19 or other seasonal illnesses. Although many governmental and other restrictions have been relaxed or eliminated, the emergence of additional variants may cause us to take further actions, or modify our current COVID-19 related business practices, as may be required by government authorities or that we determine are in the best interests of our employees, customers, suppliers, vendors and business partners. While the ultimate duration and extent of the COVID-19 pandemic cannot be accurately predicted, it has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the COVID-19 pandemic, as well as the ultimate impact on our business, remains unknown.

### Fully-Integrated Business Model

Our business model is to serve as a fully-integrated eVTOL transportation service provider. Present projections indicate that payback periods on aircraft will result in a viable business model over the long-term as production volumes scale and unit economics improve to support sufficient market adoption. As with any new industry and business model, numerous risks and uncertainties exist. Our projections are dependent on certifying and delivering aircraft on time and at a cost that will allow us to offer our service at prices that a sufficient number of customers will be willing to pay for the time and efficiency savings they receive from utilizing our eVTOL services. Our aircraft include parts and manufacturing processes unique to eVTOL aircraft, in general, and our product design, in particular. We have used our best efforts to estimate costs in our planning projections; however, the variable cost associated with assembling our aircraft at scale remains uncertain at this stage of development. Our fully-integrated business model also relies, in part, on developing and certifying component parts rather than sourcing already certified parts from third-party suppliers. While we believe this model will ultimately result in a more performant aircraft and better operating economics, the increased time and effort required to develop and certify these components may result in delays compared to alternative approaches. Our fully-integrated approach is also dependent on recruiting, developing and retaining the right talent at the right time to support engineering, certification, manufacturing, and go-to-market operations. As we progress with software development and verification we will have an increasing need to accelerate hiring. While we have taken steps to bring onboard additional resources in these areas, including the acquisition of Avionyx in May 2022, hiring in these areas has progressed slower than initially expected. If we are unable to add sufficient headcount it could impact our ability to meet our expected timelines for certification and entry into service.

The success of our business also is dependent, in part, on the utilization rate of our aircraft, which is the amount of time our aircraft spend in the air carrying passengers. We intend to maintain a high daily aircraft utilization rate, and reductions in utilization will adversely impact our financial performance. High daily aircraft utilization is achieved in part by reducing turnaround times at skyports. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events. Our aircraft may not be able to fly in poor weather conditions, including snowstorms, thunderstorms, high winds, lightning, hail, known icing conditions and/or fog. Our inability to operate in these conditions will reduce our aircraft utilization and cause delays and disruptions in our services.

## Components of Results of Operations

### Research and Development Expenses

Research and development expenses consist primarily of personnel expenses, including salaries, benefits, and stock-based compensation, costs of consulting, equipment and materials, depreciation and amortization and allocations of overhead, including rent, information technology costs and utilities. Research and development expenses are partially offset by payments we received in the form of government grants, including those received under the Agility Prime program.

We expect our research and development expenses to increase as we increase staffing to support aircraft engineering and software development, build aircraft prototypes, and continue to explore and develop next generation aircraft and technologies.

### Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of personnel expenses, including salaries, benefits, and stock-based compensation, related to executive management, finance, legal, and human resource functions. Other costs include business development, contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, including allocated depreciation, rent, information technology costs and utilities.

We expect our selling, general and administrative expenses to increase as we hire additional personnel and consultants to support our commercialization efforts and comply with the applicable provisions of the Sarbanes-Oxley Act ("SOX") and other SEC rules and regulations.

### Investment in SummerBio, LLC

Following the outbreak of the COVID-19 pandemic, our management determined that certain previously developed technology that was accessible to us could be repurposed and applied to providing high-volume, rapid COVID-19 diagnostic testing through its investment in SummerBio,LLC ("SummerBio"), a related party. The company accounts for its investment in SummerBio under the equity method of accounting with an ownership interest of approximately 44.5% and 43.4% as of December 31, 2022 and December 31, 2021, respectively.
In June 2022, SummerBio notified us of its decision to wind down testing operations and close the business, which SummerBio substantially executed by the end of December 2022. As a result, we recorded an impairment loss on our investment of $6.4 million which is included within the income from equity method investment line on the consolidated statement of operations.

The Company recognized income of $19.5 million (net of impairment loss) and $29.4 million for the years ended December 31, 2022 and 2021, respectively.

### Gain from changes in fair value of Warrants and Earnout Shares Liabilities

Publicly-traded warrants ("Public Warrants"), private placement warrants issued to Sponsor ("Private Warrants"), warrants issued to Delta Air Lines, Inc. ("Delta Warrants") and Earnout Shares are recorded as liabilities and subject to remeasurement to fair value at each balance sheet date. We expect to incur an incremental income (expense) in the consolidated statements of operations for the fair value adjustments for these outstanding liabilities at the end of each reporting period.

## 2021 Acquisitions

On January 11, 2021, we entered into certain agreements with Uber Technologies, Inc. ("Uber"), under which we acquired Uber Elevate, Inc. ("Uber Elevate"), a portion of Uber's business dedicated to development of aerial ridesharing. In connection with the acquisition, the Company issued Uber a Convertible Promissory Note ("Uber CPN") and entered into a collaboration agreement (the "Uber Agreement").

The purchase price allocation for Uber Elevate is as follows (in thousands):

| | | |
|---|---|---:|
| Automation platform software technology | $ | 7,200 |
| Multimodal software technology | | 4,900 |
| Simulation software technology | | 4,600 |
| Total acquired finite-lived intangible assets | | 16,700 |
| Goodwill | | 10,757 |
| Property and equipment | | 630 |
| Deferred tax asset | | 6,129 |
| Total purchase consideration | $ | 34,216 |

On April 6, 2021, we completed the acquisition of an entity engaged in the development of transportation technology with application in the aviation sector, whereby we acquired all the outstanding shares of the entity in exchange for a purchase consideration of $5.0 million in cash. The acquisition was accounted for as an asset acquisition because substantially all of the fair value of the gross assets acquired was represented by a group of similar assets. The purchase consideration was allocated to $5.0 million of the acquired in-process research and development ("IPR&D") assets, $0.1 million of the acquired current liabilities and $0.1 million of acquired current assets.

In relation to the acquisition, we issued 2,677,200 restricted shares of Legacy Joby Series C Preferred Stock with the aggregate acquisition date value of $23.9 million. The Series C Preferred Stock was converted into an equivalent number of shares of Legacy Joby common stock on a one-to-one basis immediately prior to the closing of the Merger, and then into the restricted shares of the Company's common stock at the time of the Merger. The restricted shares vest contingent upon each employee's continued employment with the Company or its subsidiaries, and are recognized as stock-based compensation expense over the restricted shares vesting terms.

On December 21, 2021, we completed the acquisition of an entity engaged in the development of radar systems technology with application in the aviation and other sectors, whereby we acquired all the outstanding shares of the entity in exchange for a total consideration consisting of (i) $2.8 million in cash, and (ii) 340,000 restricted stock units representing the right to receive an equivalent number of shares of the Company's common stock upon vesting ("RSUs") with the aggregate acquisition date value of $2.4 million. The acquisition was accounted for as a business combination as the assets acquired and liabilities assumed constituted a business in accordance with ASC 805 Business Combinations. The purchase consideration of $2.8 million was allocated to $1.7 million of the acquired intangible assets, primarily developed technology, $1.2 million of the acquired current assets, primarily cash and account receivables, and 0.1 million of the acquired current liabilities.

## 2022 Acquisitions

On March 9, 2022, we completed the acquisition of an aerospace composite manufacturing company, whereby we acquired all the purchased assets and assumed selected liabilities in exchange for a total consideration consisting of (i) $1.5 million in cash, and (ii) RSUs with the aggregate acquisition date value of $0.1 million. The acquisition was accounted for as a business combination as the assets acquired and liabilities assumed constituted a business in accordance with ASC 805 Business Combinations. The purchase consideration of $1.5 million was allocated to the following: a $1.1 million in favorable lease assets, $0.4 million of acquired machinery and equipment, $0.1 million of acquired current assets, and $0.1 million of acquired current liabilities.

On May 17, 2022, we completed the acquisition of an aerospace software engineering company that specializes in full-lifecycle software and firmware development and verification to aviation regulatory standards, in exchange for total cash consideration of $7.2 million. The acquisition was accounted for as a business combination as the assets acquired and liabilities assumed constituted a business in accordance with ASC 805 Business Combinations. Part of the cash consideration in an amount of $2.2 million was temporarily retained by us to satisfy our post-closing indemnification claims, if any, against the seller. This retained amount is payable to the seller, net of indemnification claims, at the one-year anniversary of the acquisition. As of December 31, 2022, this retained amount of $2.2 million is presented as restricted cash on the Company's consolidated balance sheet, with a related corresponding amount in accrued and other liabilities, reflecting obligations to the seller.

In relation to the acquisition, we issued 790,529 RSUs with an aggregate acquisition date value of approximately $4.5 million. We also paid $0.5 million to the employees of the acquired company, and settled accounts payable to the acquired company of $0.2 million. The RSUs vest contingent upon each employee's continued employment with the Company or its subsidiaries, and are recognized as stock-based compensation expense over the RSUs' vesting terms, commencing on the acquisition date.

The purchase consideration of $7.2 million was, preliminary, allocated to $3.3 million of goodwill, primarily resulting from the combined workforce and expected increased regulatory efficiencies, $2.5 million of total intangible assets comprising of $2.4 million of acquired customer relationships intangible asset and $0.1 million of acquired developed technology intangible asset, $1.5 million of acquired current assets, primarily cash and accounts receivable, $0.3 million of acquired fixed assets, and $0.4 million of acquired current liabilities. Amounts recognized as of the acquisition date are provisional and subject to change within the measurement period as the Company's fair value assessments are finalized. In September 2022, the company made certain measurement period adjustments, which included a working capital adjustment with the seller in accordance with the agreement terms, resulting in an increase to the purchase consideration of $0.1 million which was paid during the three months ended December 31, 2022.

On November 30, 2022, the Company completed the purchase of certain real property, improvements and other assets ("Property") from Frederick Electronics Corporation, a Maryland corporation and Plantronics, Inc., a Delaware corporation ("Sellers") for a cash purchase price of $25.5 million. The Property consists of approximately 162,000 square feet across five buildings located at 333 Encinal Street, Santa Cruz, California and will be used as the Company's corporate headquarters. The acquisition was accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired was represented by a group of similar assets. The purchase consideration was allocated to $6.3 million of land, $17.7 million of buildings and site improvements and $1.5 million of equipment, fixtures and furniture.

### Interest and Other Income, Net

Interest income consists primarily of interest earned on our cash and cash equivalents and investments in marketable securities.

### Interest Expense

Interest expense consists primarily of the interest on our convertible notes, equipment finance leases and tenant improvement loans. Interest on convertible notes relates to Legacy Joby Series C redeemable convertible preferred notes issued to Uber in January 2021. Upon closing of the Merger, the unpaid principal amount of $75.0 million plus accrued and unpaid interest in the amount of $2.2 million was converted into 7,716,780 shares of common stock of Joby Aviation.

### Provision for Income Taxes

Our provision for income taxes consists of an estimate of federal, state, and foreign income taxes based on enacted federal, state, and foreign tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in tax law. Due to the level of historical losses, we maintain a valuation allowance against U.S. federal and state deferred tax assets as it has been concluded it is more likely than not that these deferred tax assets will not be realized.

**Results of Operations**

*Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021*

The following table summarizes our historical results of operations for the periods indicated (in thousands, except percentage):

| | December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2022 | 2021 | ($) | (%) |
| **Operating expenses** | | | | |
| Research and development | $ 296,281 | $ 197,568 | 98,713 | 50 % |
| Selling, general and administrative | 95,922 | 61,521 | 34,401 | 56 % |
| Total operating expenses | 392,203 | 259,089 | 133,114 | 51 % |
| **Loss from operations** | (392,203) | (259,089) | (133,114) | 51 % |
| Interest and other income, net | 16,905 | 1,148 | 15,757 | n.m. |
| Interest expense | (118) | (2,426) | 2,308 | (95)% |
| Income from equity method investment | 19,463 | 29,405 | (9,942) | (34)% |
| Transaction expenses related to merger | — | (9,087) | 9,087 | (100)% |
| Gain from change in fair value of warrants and earnout shares | 98,002 | 49,853 | 48,149 | 97 % |
| Convertible notes extinguishment loss | — | (665) | 665 | (100)% |
| Total other income, net | 134,252 | 68,228 | 66,024 | 97 % |
| **Loss before income taxes** | (257,951) | (190,861) | (67,090) | 35 % |
| Income tax expense (benefit) | 92 | (10,537) | 10,629 | (101)% |
| **Net loss** | $ (258,043) | $ (180,324) | (77,719) | 43 % |

\*   n.m. marks changes that are not meaningful.

*Research and Development Expenses*

Research and development expenses increased by $98.7 million, or 50%, to $296.3 million during the year ended December 31, 2022 from $197.6 million during the year ended December 31, 2021. The increase was primarily attributable to increases in personnel to support aircraft engineering, software development, manufacturing process development, and certification, as well as increased quantity of materials used in prototype development and testing. These costs were partially offset by government research and development grants earned through operations as part of our Department of Defense contracts.

*Selling, General and Administrative Expenses*

Selling, general and administrative expenses increased by $34.4 million, or 56%, to $95.9 million during the year ended December 31, 2022 from $61.5 million during the year ended December 31, 2021. The increase was primarily attributable to increased headcount to support operations growth, including IT, legal, facilities, HR, and finance, as well as an increase in insurance cost and professional services cost related to legal, accounting and recruiting support.

*Total Other Income, Net*

Total other income, net increased by $66.0 million, or 97%, to $134.3 million during the year ended December 31, 2022 from $68.2 million during the year ended December 31, 2021. The increase was primarily driven by a $48.1 million increase in gain from changes in fair value of warrants and earnout shares, a $15.8 million increase in interest and other income due to increased interest rates on higher invested funds and nonrecurring transaction expenses of $9.1 million related to the Merger incurred during the year ended December 31, 2021, partially offset by a $9.9 million decrease in income from equity method investment due to winding down of SummerBio's business operations.

*Income Tax Expense (Benefit)*

Income tax benefit of $10.5 million, recorded during the year ended December 31, 2021, is primarily due to the release of deferred tax asset valuation allowance, as the deferred tax liability related to the Uber contractual agreement asset provided the Company with a source of future taxable income

**Liquidity and Capital Resources**

*Sources of Liquidity*

We have incurred net losses and negative operating cash flows from operations since inception, and we expect to continue to incur losses and negative operating cash flows for the foreseeable future until we successfully commence sustainable commercial operations. To date, we have funded our operations primarily with proceeds from the Merger and issuance of redeemable convertible preferred stock and convertible notes. From inception through December 31, 2022, we raised net proceeds of $1,067.9 million from the Merger, $843.3 million from the issuances of Legacy Joby's redeemable convertible preferred stock and convertible notes and $60.0 million from issuance of shares and warrants to Delta Air Lines, Inc. As of December 31, 2022, we had cash, cash equivalents and restricted cash of $150.1 million and short-term investment in marketable securities of $910.7 million. Restricted cash, totaling $4.0 million, reflects cash temporarily retained by us to satisfy our post-closing indemnification claims, if any, against the seller, in connection with the acquisition of aerospace software engineering company in May 2022, security deposit on leased facilities and a letter of credit for a new vendor. We believe that our cash, cash equivalents and short-term investments will satisfy our working capital and capital requirements for at least the next twelve months.

*Long-Term Liquidity Requirements*

We expect our cash and cash equivalents on hand together with the cash we expect to generate from future operations will provide sufficient funding to support us through our initial service operations in 2024. Until we generate sufficient operating cash flow to fully cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of equity and debt financing to fund any future remaining capital needs. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock. If we raise funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of preferred and common stockholders. The terms of debt securities or borrowings could impose significant restrictions on our operations. The capital markets have in the past, and may in the future, experience periods of upheaval that could impact the availability and cost of equity and debt financing.

Our principal uses of cash in recent periods were to fund our research and development activities, personnel cost and support services. Near-term cash requirements will also include spending on manufacturing facilities, ramping up production and supporting production certification, scaled manufacturing operations for commercialization, infrastructure and skyport development, pilot training facilities, software development and production of aircraft. We do not have material cash requirements related to current contractual obligations. As such, our cash requirements are highly dependent upon management's decisions about the pace and focus of both our short and long-term spending.

Cash requirements can fluctuate based on business decisions that could accelerate or defer spending, including the timing or pace of investments, infrastructure and production of aircraft. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from our customers, the expansion of sales and marketing activities, and the timing and extent of spending to support development efforts. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies, which could require us to seek additional equity or debt financing. If we require additional financing we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to continue our research and development and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition. If adequate funds are not available, we may need to reconsider our investments in production operations, the pace of our production ramp-up, infrastructure investments in skyports, expansion plans or limit our research and development activities, which could have a material adverse impact on our business prospects and results of operations.

## Cash Flows

The following tables set forth a summary of our cash flows for the periods indicated (in thousands, except percentage):

| | | Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|---|
| | | 2022 | 0 | 2021 | ($) | (%) |
| Net cash (used in) provided by: | | | | | | |
| Operating activities | $ | (235,925) | $ | (195,749) $ | (40,176) | 21 % |
| Investing activities | | (630,789) | | (18,736) | (612,053) | n.m. |
| Financing activities | | 60,456 | | 1,092,780 | (1,032,324) | (94)% |
| Net increase (decrease) in cash, cash equivalents, and restricted cash | $ | (806,258) | $ | 878,295 $ | (1,684,553) | (192)% |

\*    n.m. marks changes that are not meaningful

### Net Cash Used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was $235.9 million, consisting primarily of a net loss of $258.0 million, adjusted for non-cash items and statement of operations impact from investing and financing activities which includes $69.1 million in stock-based compensation expense, $24.0 million in depreciation and amortization expense and a net decrease in our net working capital of $51.8 million, primarily related to distributions from equity investment in Summerbio, partially offset by a $98.0 million gain from change in the fair value of warrants and earnout shares, $19.5 million in income from equity method investment and a $5.2 million net accretion and amortization of our investments in marketable securities.

Net cash used in operating activities for the year ended December 31, 2021 was $195.7 million, consisting primarily of a net loss of $180.3 million, adjusted for non-cash items and statement of operations impact from investing and financing activities which includes $26.9 million in stock-based compensation expense, $15.9 million in depreciation and amortization expense, $9.1 million for allocated merger transaction costs, a $5.0 million write-off of acquired in-process research and development assets, $5.0 million in other noncash compensation expense, $4.3 million net accretion and amortization of our investments in marketable securities, $2.9 million in non-cash interest expense and amortization of debt costs and a net decrease in our net working capital of $5.1 million, reflecting primarily increased prepaid expenses for D&O insurance, partially offset by a $49.9 million gain from change in the fair value of warrants and earnout shares, $29.4 million in income from equity method investment and a $10.5 million income tax benefit.

### Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 of $630.8 million was primarily due to purchases of marketable securities of $1,359.0 million, purchases of property and equipment of $54.9 million and acquisition of assets of $5.7 million, partially offset by proceeds from the sales and maturities of marketable securities of $788.8 million.

Net cash used in investing activities for the year ended December 31, 2021 of $18.7 million was primarily due to purchases of marketable securities of $401.6 million, purchases of property and equipment of $32.3 million and acquisition of assets of $6.9 million, partially offset by proceeds from the sales and maturities of marketable securities of $422.1 million.

### Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 of $60.5 million was primarily due to proceeds from the issuance of common stock and warrants of $60.1 million and $1.4 million from exercise of stock options, partially offset by repayments for capital lease obligations and tenant improvement loan of $1.0 million.

Net cash provided by financing activities for the year ended December 31, 2021 of $1,092.8 million was primarily due to proceeds from the Merger of $1,067.9 million and issuance of a convertible note to Uber for a net amount of $75.0 million, $1.5 million from exercise of stock options and stock purchase rights and issuance common stock warrants, partially offset by payments for deferred offering costs of $50.4 million and repayments of tenant improvement loan and capital lease obligation of $1.2 million.

**Critical Accounting Estimates**

Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we believe the following accounting policies and estimates to be critical to the preparation of our consolidated financial statements.

*Stock-Based Compensation*

We measure and record the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. When the observable market price or volatility we use to determine grant date fair value does not reflect certain material non-public information known to the Company but unavailable to marketplace participants at the time the market price is observed, we determine whether an adjustment to the observable market price is required. We recognize stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and use the straight-line method to recognize stock-based compensation, and account for forfeitures as they occur. Some of our awards contains service-based vesting condition as well as performance-based vesting condition. We consider the probability of achieving of each of the performance goals at the end of each reporting period and recognize expense over the requisite period when achievement of the goal is determined to be probable, and adjust the expense if the probability of achieving the goal later changes. Our performance based awards issued under annual Bonus Plan are classified as a liability until such time that the respective milestones have been met, at which point the liability is reclassified to equity. If it is determined that the milestone cannot be met, the liability is reversed.

We selected the Black-Scholes-Merton ("Black-Scholes") option-pricing model as the method for determining the estimated fair value for stock options and awards under our ESPP program. The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option's expected term, expected volatility of the underlying stock, risk-free interest rate and expected dividend yield.

*Expected volatility* - We estimate the expected volatility of our common stock on the date of grant based on the historical stock price volatility of our own common shares within the same length of period as the expected term. Where, in some cases, our common share trading history is shorter than the expected term and prior to the Merger, since we were not a publicly traded company, we estimated the expected volatility for our stock options by using an average of historical volatilities of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards.

*Risk-free interest rate* - The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.

*Expected dividend yield* - The expected dividend rate is zero as we currently have no history or expectation of declaring dividends on our common stock.

*Expected term* - The expected term represents the period these stock awards are expected to remain outstanding and is based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior.

*Accounting for Long-Lived Assets*

In accounting for long-lived assets, we make estimates about the expected useful lives, projected residual values, and the potential for impairment. In estimating useful lives and residual values of our property and equipment, we have relied upon actual industry experience with the same or similar property and equipment types and our anticipated utilization of the property and equipment. Changing market prices of new and used property and equipment, government regulations, and changes in our maintenance program or operations could result in changes to these estimates.

Our long-lived assets are evaluated for impairment when events and circumstances indicate the assets may be impaired. Indicators include operating or cash flow losses, significant decreases in market value, or changes in technology.

To determine if impairment exists for our property and equipment used in operations, we group our property and equipment by type (the lowest level for which there are identifiable cash flows) and then estimate their future cash flows based on projections of capacity, asset age, maintenance requirements, and other relevant conditions. An impairment occurs when the sum of the estimated undiscounted future cash flows are less than the aggregate carrying value of the assets. The impairment loss recognized is the amount by which the assets' carrying value exceeds its estimated fair value. We estimate our property and equipment's fair value using third party valuations which consider the effects of the current market environment, age of the assets, and marketability.

We have not identified any events and circumstances that would indicate that our long-lived assets may be impaired. Accordingly, we have not recorded any impairment charge our existing property and equipment during the twelve months ended December 31, 2022.

### *Accounting for Leases*

We determine if an arrangement is a lease, or contains a lease, at inception. We analyze our contractual arrangements to evaluate whether they have any embedded leases. The asset component of our operating leases is recorded as right-of-use assets, and the liability component is recorded as current lease liabilities and long-term lease liabilities in our consolidated balance sheets. Right-of-use assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. Due to significant volume of contractual arrangements we enter, we may not be able to identify all embedded leases arrangements, understating our right-of-use assets and liabilities.

As most of our leases do not provide an implicit rate, we use incremental borrowing rate ("IBR") to calculate present value of future minimum lease payments, which is the estimated rate we would be required to pay for fully collateralized borrowing over the period similar to lease terms. Determining IBR requires us to estimate our credit rating for secured borrowing and to identify appropriate interest rates for comparable companies with similar credit rating. If we are not able to correctly estimate IBR, our right-of-use assets and liabilities may be incorrect.

Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Determining that options are reasonably certain to be exercised requires us to make certain assumptions about our future operations and space and assets requirements. Incorrect assumptions may result in our least term being incorrect, impacting our right-of-use assets and liabilities.

Assumptions made by us at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease. If we are not able to re-evaluate lease changes and modifications appropriately, our right-of-use assets and liabilities may be incorrect.

### *Recent Accounting Pronouncements*

See Note 2 of our consolidated financial statements included elsewhere in this Annual Report on From 10-K for more information regarding recently issued accounting pronouncements.

### **Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

*Interest Rate Risk*

We are exposed to market risk for changes in interest rates applicable to our short-term investments. We had cash, cash equivalents, restricted cash and investments in short-term marketable securities totaling $1,060.8 million as of December 31, 2022. Cash equivalents and short-term investments were invested primarily in money market funds, U.S. treasury bills and government and corporate bonds. Our investment policy is focused on the preservation of capital and supporting our liquidity needs. Under the policy, we invest in highly rated securities, issued by the U.S. government and corporations or liquid money market funds. We do not invest in financial instruments for trading or speculative purposes, nor do we use leveraged financial instruments. We utilize external investment managers who adhere to the guidelines of their investment policies. A hypothetical 10% change in interest rates would not have a material impact on the value of our cash, cash equivalents or short-term investments or our interest income.

*Foreign Currency Risk*

We are not exposed to significant foreign currency risks related to our operating expenses as our foreign operations are not material to our consolidated financial statements.

**Item 8. Financial Statements and Supplementary Data**

## INDEX TO FINANCIAL STATEMENTS

## JOBY AVIATION, INC.

**Consolidated Financial Statements**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Joby Aviation, Inc.

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Joby Aviation, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, changes in redeemable convertible preferred stock, shareholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2022, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### *Delta Warrant—Refer to Notes 2 and 11 to the financial statements*

*Critical Audit Matter Description*

In October of 2022, the Company entered into a series of agreements with Delta Air Lines ("Delta"), including an agreement for the issuance of a warrant for the purchase of up to 12.8 million shares of the Company's common stock (the "Delta Warrant"). The Company recognized the issuance of the Delta Warrant as a liability on the consolidated balance sheet with changes in the fair value of the liability at each reporting date being recognized in the consolidated statement of operations.

We identified management's accounting evaluation and conclusion that the Delta Warrant should be accounted for as a liability subject to periodic remeasurement to fair value as a critical audit matter due to the complex judgments required by management to determine the appropriate accounting for the Delta Warrant. This required a high degree of auditor judgment and an increased extent of effort, including the involvement of professionals in our firm having expertise in debt and equity transactions and freestanding financial instruments when performing audit procedures to evaluate the accounting conclusion.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to evaluating managements determination of the appropriate accounting for the Delta Warrant included the following, among others:

- With the assistance of professionals in our firm having expertise in debt and equity transactions and freestanding financial instruments, we evaluated the management's accounting considerations and conclusions under accounting principles generally accepted in the United States of America ("GAAP"), regarding the accounting for the Delta Warrant.

- We evaluated whether the assertions and assumptions made by management supporting their conclusions regarding the accounting for the Delta Warrant were consistent with the underlying warrant agreement and the evidence obtained in other areas of the audit.

- We evaluated the disclosures related to the accounting for the Delta Warrant for conformity with the relevant requirements under GAAP.

/s/ Deloitte & Touche LLP

San Jose, California
February 28, 2023

We have served as the Company's auditor since 2020.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Joby Aviation, Inc.

### Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Joby Aviation, Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 28, 2023, expressed an unqualified opinion on those financial statements.

### Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

### Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

### Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:

**Sufficiency of technical accounting resources**—The Company lacks sufficient accounting resources with deep technical knowledge to identify and timely resolve complex accounting issues under accounting principles generally accepted in the United States of America.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2022, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche LLP

San Jose, California

February 28, 2023

# JOBY AVIATION, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
### *(In thousands, except share and per share amounts)*

| | December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 146,101 | $ 955,563 |
| Short-term investments | 910,692 | 343,248 |
| Total cash, cash equivalents and short-term investments | 1,056,793 | 1,298,811 |
| Restricted cash | 3,204 | — |
| Other receivables | 4,021 | 2,315 |
| Prepaid expenses and other current assets | 20,160 | 17,416 |
| Total current assets | 1,084,178 | 1,318,542 |
| Property and equipment, net | 92,103 | 53,155 |
| Operating lease right-of-use assets | 25,149 | — |
| Restricted cash | 762 | 762 |
| Equity method investment | — | 20,306 |
| Intangible assets | 12,581 | 14,512 |
| Goodwill | 14,011 | 10,757 |
| Other non-current assets | 64,200 | 70,321 |
| Total assets | $ 1,292,984 | $ 1,488,355 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities | | |
| Accounts payable | $ 7,710 | $ 3,637 |
| Operating lease liabilities, current portion | 3,710 | — |
| Accrued expenses and other current liabilities | 18,783 | 10,211 |
| Total current liabilities | 30,203 | 13,848 |
| Operating lease liabilities, net of current portion | 23,613 | — |
| Stock repurchase liability | 378 | 711 |
| Warrant liability | 28,783 | 44,902 |
| Earnout shares liability | 44,055 | 109,844 |
| Other non-current liabilities | 1,211 | 2,291 |
| Total liabilities | 128,243 | 171,596 |
| Commitments and contingencies (Note 9) | | |
| Stockholders' equity: | | |
| Preferred stock: $0.0001 par value - 100,000,000 shares authorized at December 31, 2022 and 2021. No shares issued and outstanding at December 31, 2022 and 2021. | — | — |
| Common stock: $0.0001 par value - 1,400,000,000 shares authorized at December 31, 2022 and 2021, 622,602,815 and 604,174,329 shares issued and outstanding at December 31, 2022 and 2021, respectively | 61 | 60 |
| Additional paid-in capital | 1,908,179 | 1,793,431 |
| Accumulated deficit | (734,653) | (476,610) |
| Accumulated other comprehensive loss | (8,846) | (122) |
| Total stockholders' equity | 1,164,741 | 1,316,759 |
| Total liabilities and stockholders' equity | $ 1,292,984 | $ 1,488,355 |

The accompanying notes are an integral part of these consolidated financial statements.

## JOBY AVIATION, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
### *(In thousands, except share and per share data)*

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| Operating expenses: | | | |
| Research and development (including related party purchases of $1,600, $2,339 and $1,249 for the years ended December 31, 2022, 2021, and 2020 respectively) | $ 296,281 | $ 197,568 | $ 108,741 |
| Selling, general and administrative (including related party purchases of $360, $533 and $220 for the years ended December 31, 2022, 2021 and 2020 respectively) | 95,922 | 61,521 | 23,495 |
| Total operating expenses | 392,203 | 259,089 | 132,236 |
| Loss from operations | (392,203) | (259,089) | (132,236) |
| Interest and other income, net | 16,905 | 1,148 | 5,649 |
| Interest expense | (118) | (2,426) | (249) |
| Income from equity method investment | 19,463 | 29,405 | 5,799 |
| Transaction expenses related to merger | — | (9,087) | — |
| Gain on deconsolidation of subsidiary | — | — | 6,904 |
| Gain from change in fair value of warrants and earnout shares | 98,002 | 49,853 | — |
| Convertible note extinguishment loss | — | (665) | — |
| Total other income, net | 134,252 | 68,228 | 18,103 |
| Loss before income taxes | (257,951) | (190,861) | (114,133) |
| Income tax expense (benefit) | 92 | (10,537) | 31 |
| Net loss | $ (258,043) | $ (180,324) | $ (114,164) |
| Net loss per share, basic and diluted | $ (0.44) | $ (0.61) | $ (1.10) |
| Weighted-average common shares outstanding, basic and diluted | 585,544,043 | 294,851,732 | 103,946,993 |

The accompanying notes are an integral part of these consolidated financial statements.

**JOBY AVIATION, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS**
*(In thousands)*

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Net loss | $ (258,043) | $ (180,324) | $ (114,164) |
| Other comprehensive income (loss): | | | |
| Unrealized gain (loss) on available-for-sale securities | (7,985) | (546) | 321 |
| Foreign currency translation gain (loss) | (739) | (103) | 234 |
| Total other comprehensive income (loss) | (8,724) | (649) | 555 |
| Comprehensive loss | $ (266,767) | $ (180,973) | $ (113,609) |

The accompanying notes are an integral part of these consolidated financial statements.

# JOBY AVIATION, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
*(In thousands, except share data)*

| | Redeemable Convertible Preferred Stock | | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Gain (Loss) | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| Balance at January 1, 2020 | 320,181,375 | $ 698,452 | 121,537,571 | $ 12 | $ 4,945 | $ (182,122) | $ (28) | $ (177,193) |
| Net loss | — | — | — | — | — | (114,164) | — | (114,164) |
| Other comprehensive loss | — | — | — | — | — | — | 555 | 555 |
| Issuance of redeemable convertible preferred stock | 12,582,840 | 69,860 | — | — | — | — | — | — |
| Issuance of common stock upon exercise of stock options | — | — | 708,514 | — | 129 | — | — | 129 |
| Repurchase of common stock | — | — | (187,145) | — | (1) | — | — | (1) |
| Vesting of early exercised stock options | — | — | — | — | 321 | — | — | 321 |
| Stock-based compensation | — | — | — | — | 7,185 | — | — | 7,185 |
| Balance at December 31, 2020 | 332,764,215 | $ 768,312 | 122,058,940 | $ 12 | $ 12,579 | $ (296,286) | $ 527 | $ (283,168) |
| Net loss | — | — | — | — | — | (180,324) | — | (180,324) |
| Other comprehensive loss | — | — | — | — | — | — | (649) | (649) |
| Issuance of redeemable convertible preferred stock | 11,601,210 | 77,619 | — | — | — | — | — | — |
| Issuance of common stock upon exercise of stock options | — | — | 2,435,543 | — | 1,113 | — | — | 1,113 |
| Repurchase of common stock | — | — | (138,291) | — | — | — | — | — |
| Vesting of early exercised stock options | — | — | — | — | 568 | — | — | 568 |
| Stock-based compensation | — | — | — | — | 26,932 | — | — | 26,932 |
| Issuance of common stock upon vesting of restricted stock units | — | — | 26,634 | — | — | — | — | — |
| Issuance of common stock upon exercise of SVB warrants | — | — | 752,732 | — | — | — | — | — |
| Issuance of redeemable convertible preferred stock upon exercise of In-Q-Tel warrants | 68,629 | — | — | — | 691 | — | — | 691 |
| Issuance of common stock upon conversion of Uber convertible notes | — | — | 7,716,780 | 1 | 77,398 | — | — | 77,399 |
| Conversion of redeemable convertible preferred stock into common stock in connection with the reverse recapitalization | (344,434,054) | (845,931) | 344,434,054 | 34 | 845,897 | — | — | 845,931 |
| Issuance of common stock upon the reverse recapitalization, net of issuance costs | — | — | 127,333,290 | 13 | 823,167 | — | — | 823,180 |
| Other noncash compensation | — | — | — | — | 5,086 | — | — | 5,086 |
| Cancelation of common shares upon reorganization, net | — | — | (445,353) | — | — | — | — | — |
| Balance at December 31, 2021 | — | $ — | 604,174,329 | $ 60 | $ 1,793,431 | $ (476,610) | $ (122) | $ 1,316,759 |
| Net loss | — | — | — | — | — | (258,043) | — | (258,043) |
| Other comprehensive loss | — | — | — | — | — | — | (8,724) | (8,724) |
| Issuance of common stock upon exercise of stock options | — | — | 2,532,788 | — | 1,530 | — | — | 1,530 |
| Issuance of common stock in private placement | — | — | 11,044,232 | 1 | 43,905 | — | — | 43,906 |
| Issuance of common stock upon vesting of restricted stock units | — | — | 4,864,507 | — | — | — | — | — |
| Shares withheld related to net share settlement | — | — | (13,041) | — | (85) | — | — | (85) |
| Vesting of early exercised stock options | — | — | — | — | 326 | — | — | 326 |
| Stock-based compensation | — | — | — | — | 69,072 | — | — | 69,072 |
| Balance at December 31, 2022 | — | $ — | 622,602,815 | $ 61 | $ 1,908,179 | $ (734,653) | $ (8,846) | $ 1,164,741 |

The accompanying notes are an integral part of these consolidated financial statements.

51

# JOBY AVIATION, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### *(In thousands)*

| | | Year Ended December 31, | | | |
|---|---|---|---|---|---|
| | | **2022** | | **2021** | **2020** |
| **Cash flows from operating activities** | | | | | |
| Net loss | $ | (258,043) | $ | (180,324) $ | (114,164) |
| Reconciliation of net loss to net cash used in operating activities: | | | | | |
| Depreciation and amortization expense | | 23,995 | | 15,943 | 7,404 |
| Non-cash interest expense and amortization of debt costs | | — | | 2,893 | — |
| Stock-based compensation expense | | 69,072 | | 26,932 | 7,185 |
| Other non-cash compensation expense | | — | | 5,046 | — |
| Gain from change in the fair value of warrants and earnout shares | | (98,002) | | (49,853) | — |
| Loss from transaction costs related to merger | | — | | 9,087 | — |
| Write-off of in-process research and development project | | — | | 5,030 | — |
| Income from equity method investment | | (19,463) | | (29,405) | (12,703) |
| Net accretion and amortization of investments in marketable debt securities | | (5,237) | | 4,335 | 1,179 |
| Deferred income taxes | | — | | (10,544) | — |
| Changes in operating assets and liabilities | | | | | |
| Other receivables and prepaid expenses and other current assets | | (1,823) | | (11,807) | (3,101) |
| Other non-current assets | | 20,016 | | 10,480 | (82) |
| Accounts payable and accrued and other liabilities | | 10,884 | | 6,438 | 8,382 |
| Non-current liabilities | | 22,676 | | — | — |
| Net cash used in operating activities | | (235,925) | | (195,749) | (105,900) |
| **Cash flows from investing activities** | | | | | |
| Purchase of marketable securities | | (1,358,953) | | (401,626) | (620,781) |
| Proceeds from sales and maturities of marketable securities | | 788,761 | | 422,084 | 251,335 |
| Purchases of property and equipment | | (54,890) | | (32,340) | (23,713) |
| Acquisitions, net of cash | | (5,707) | | (6,854) | — |
| Net cash used in investing activities | | (630,789) | | (18,736) | (393,159) |
| **Cash flows from financing activities** | | | | | |
| Proceeds from merger | | — | | 1,067,922 | — |
| Payments for offering costs | | — | | (50,391) | — |
| Proceeds from issuance of convertible notes and convertible preferred stock, net | | — | | 74,972 | 69,860 |
| Proceeds from issuance of common stock and warrants | | 60,060 | | — | — |
| Proceeds from the exercise of stock options | | 1,437 | | 1,456 | 369 |
| Repayments of tenant improvement loan and obligations under finance and capital leases | | (1,041) | | (1,179) | (1,009) |
| Net cash provided by financing activities | | 60,456 | | 1,092,780 | 69,220 |
| Net change in cash, cash equivalents and restricted cash | | (806,258) | | 878,295 | (429,839) |
| Cash, cash equivalents and restricted cash, at the beginning of the year | | 956,325 | | 78,030 | 507,869 |
| Cash, cash equivalents and restricted cash, at the end of the year | $ | 150,067 | $ | 956,325 $ | 78,030 |
| **Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets** | | | | | |
| Cash and cash equivalents | $ | 146,101 | $ | 955,563 $ | 77,337 |
| Restricted cash | | 3,966 | | 762 | 693 |
| Cash, cash equivalents and restricted cash in consolidated balance sheets | $ | 150,067 | $ | 956,325 $ | 78,030 |
| **Non-cash investing and financing activities** | | | | | |
| Unpaid property and equipment purchases | $ | 3,553 | $ | 654 $ | 1,806 |
| Property and equipment purchased through finance and capital leases | $ | 694 | $ | 926 $ | — |
| Right-of-use assets acquired through operating leases | $ | 29,202 | $ | — $ | — |
| Uber Elevate acquisition in exchange for Series C redeemable convertible preferred stock | $ | — | $ | 77,154 $ | — |
| Conversion of Uber note payable to Series C preferred stock | $ | — | $ | 77,399 $ | — |
| Conversion of preferred stock | $ | — | $ | 846,622 $ | — |
| Net non-cash assets acquired in merger | $ | — | $ | 1,159 $ | — |
| Deconsolidation of net liabilities of fully owned subsidiary due to loss of control | $ | — | $ | — $ | 1,713 |

The accompanying notes are an integral part of these consolidated financial statements.

## Note 1. Company and Nature of Business

### Description of Business

Joby Aviation, Inc. ("Joby Aviation" or the "Company") is a vertically integrated air mobility company that is building a clean and quiet, fully electric vertical takeoff and landing ("eVTOL") aircraft to be used by the Company to deliver air transportation as a service. The Company is headquartered in Santa Cruz, California.

### Merger with RTP

On August 10, 2021 (the "Closing Date"), Reinvent Technology Partners, a Cayman Islands exempted company and special purpose acquisition company ("RTP"), completed the transactions contemplated by that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 23, 2021, by and among RTP, RTP Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of RTP ("RTP Merger Sub"), and Joby Aero, Inc., a Delaware corporation ("Legacy Joby"). On the Closing Date, RTP was domesticated as a Delaware corporation, Merger Sub merged with and into Legacy Joby and the separate corporate existence of Merger Sub ceased (the "Merger"), and Legacy Joby survived as a wholly owned subsidiary of RTP, which changed its name to Joby Aviation, Inc.

In connection with the execution of the Merger Agreement, RTP entered into separate subscription agreements (each a "Subscription Agreement") with a number of investors (each a "PIPE Investor"), pursuant to which the PIPE Investors agreed to purchase, and RTP agreed to sell to the PIPE Investors, shares of Common Stock ("PIPE Shares"), in a private placement ("PIPE Financing"). The PIPE Financing closed substantially concurrently with the consummation of the Merger.

The Merger, together with the other transactions described in the Merger Agreement and the PIPE Financing, are referred to herein as the ("Reverse Recapitalization"). The number of Legacy Joby common shares and redeemable convertible preferred shares for all periods prior to the Closing Date have been retrospectively increased using the exchange ratio that was established in accordance with the Merger Agreement. Please refer to Note 3, "Reverse Recapitalization," for more details.

### Significant Risks and Uncertainties

Management expects losses and negative cash flows to continue for the foreseeable future, primarily as a result of continued research and development efforts. The Company historically funded its research and development efforts through equity and debt issuances. In 2020, the Company received $70.5 million in gross proceeds from additional issuances of Legacy Joby Series C Preferred Stock. In January 2021, the Company received $75.0 million in gross proceeds from the issuance of a convertible promissory note. In August 2021, the Company raised approximately $1.0 billion in net proceeds from the Reverse Recapitalization (Note 3). In October 2022, the Company received $60.0 million from the issuance of stock and warrant (Note 11). Failure to raise additional funding or generate sufficient positive cash flows from operations in the longer term could have a material adverse effect on the Company's ability to achieve its intended business objectives.

The Company operates in a dynamic high-technology industry. The Company is subject to a number of risks, including the possibility of the Urban Air Mobility ("UAM")market not achieving its expected potential; the Company's ability to secure adequate infrastructure; the possibility that its aircraft may not meet the required safety and performance standards; the Company's ability to obtain relevant regulatory approvals for the manufacture of its aircraft and the commercialization of its service; the ability of the U.S. government to modify or terminate existing contracts; and the Company's ability to raise future capital when needed.

The Company's foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing income tax and other laws, possible limitations on foreign investment and income repatriation, government pricing or foreign exchange controls, and restrictions on currency exchange.

In March, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and recommended containment measures worldwide. To comply with the recommended containment measures and protect its employees, the Company implemented alternative work arrangements for its employees and limited its employees' travel activities.

Although many of the governmental restrictions have since been lifted or scaled back, recent and future surges of COVID-19 may result in restrictions being re-implemented in response to efforts to reduce the spread of COVID-19

The ultimate impact of the COVID-19 pandemic on the Company's operations is unknown and will depend on future developments which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the COVID-19 pandemic, the status of health and safety actions taken to contain its spread and any additional preventative and protective actions that governments, or the Company, may take, any resurgence of COVID-19 that may occur and how quickly and to what extent economic and operating conditions normalize within the markets in which the Company operates. The COVID-19 pandemic could disrupt the operations of the Company's third-party manufacturers, suppliers and certification agencies. The Company cannot predict how long the pandemic and measures intended to contain the spread of COVID-19 will continue and what effect COVID-19 and the associated containment measures will have on our suppliers and vendors. The Company is working closely with its manufacturing partners and suppliers to help ensure the Company is able to continue its research and development activities necessary to complete the development of its eVTOL aircraft and commence delivery of its services. The impact of COVID on certification agencies is also unknown and may affect the timeline to certify the Company's aircraft.

## Note 2. Summary of Significant Accounting Policies

### Basis of Presentation

The consolidated financial statements include accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include all adjustments necessary for the fair presentation of the Company's financial position, results of operations, and cash flows for the periods presented.

### Foreign Currency

The Company determined that the local currency is the functional currency for its foreign operations. Assets and liabilities of each foreign subsidiary are translated to United States dollars using the current exchange rate at the balance sheet date. Income and expenses are translated using the average exchange rate during the period. Cumulative translation adjustments related to the Company's foreign subsidiaries are presented within the accumulated other comprehensive loss line on the consolidated balance sheets. Net gains and losses resulting from foreign currency transactions are included in interest and other income, net in the accompanying consolidated statements of operations.

### Common Stock Warrants Liabilities

The Company evaluates terms of its common stock warrants to conclude if warrants meet the criteria to be classified within stockholders' equity. The agreements governing the common stock warrants may include provisions which could result in a different settlement value of the warrants depending on various inputs, for example depending on the registration status of the underlying shares, holder of warrants, or other events. If these inputs are not an input into the pricing of a fixed-for-fixed equity-linked instrument, and are not within the scope of allowed exceptions described in indexation accounting guidance, the common stock warrants are not considered to be indexed to the Company's own stock. In such cases, the Company records these warrants as liabilities on the consolidated balance sheets at fair value, with subsequent changes in their respective fair values recognized in the consolidated statements of operations at each reporting date.

### Earnout Shares Liability

In connection with the Reverse Recapitalization and pursuant to the Sponsor Agreement by and among the Company, Reinvent Sponsor, LLC ("Sponsor") and RTP ("Sponsor Agreement"), Sponsor agreed to certain terms of vesting, lock-up and transfer with respect to the 17,130,000 common shares held by it ("Earnout Shares"). The terms of the Sponsor Agreement specify that the Earnout Shares will vest upon achieving certain specified Release Events, as further described in Note 11. In accordance with ASC 815-40, the Earnout Shares are not indexed to the Common Stock and therefore are accounted for as a liability ("Earnout Shares Liability") as of the Closing Date and subsequently remeasured at each reporting date with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations.

The estimated fair value of the Earnout Shares Liability was determined using a Monte Carlo simulation using a distribution of potential outcomes on a monthly basis over the Earnout Period (as defined in Note 11) prioritizing the most reliable information available. The assumptions utilized in the calculation are based on the achievement of certain stock price milestones, including the current Company Common Stock price, expected volatility, risk-free rate, expected term and dividend rate.

Determination of the fair value of the Earnout Shares Liability involves certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts..

### Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, expenses, and disclosure of contingent assets and liabilities. The most significant estimates are related to the valuation of common stock, stock-based awards, preferred stock, preferred stock warrants, earnout shares, common stock warrants, intangible and certain tangible assets acquired and the valuation of and provisions for income taxes and contingencies. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under related circumstances. The estimates form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates.

### Segments

Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company operates as one operating segment because its CODM, who is its Chief Executive Officer, reviews Company's financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. The Company has no segment managers who are held accountable by the CODM for operations, operating results, and planning of components below the consolidated level.

### Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, other receivables, accounts payable, accrued liabilities, short-term and long-term debt, redeemable convertible preferred stock, common stock warrants, redeemable convertible preferred stock warrants, common stock warrants and earnout shares liability. The carrying amounts of cash and cash equivalents, short-term investments, other receivables, accounts payable, and accrued and other current liabilities approximate their fair values due to the short time to the expected receipt or payment. The carrying amount of the Company's short-term debt approximates its fair value as the effective interest rate approximates market rates currently available to the Company. Common stock warrants which are initially recorded in equity at the value allocated to them are not subject to remeasurement in subsequent periods. At initial recognition, the Company recorded the common stock warrants liabilities and earnout shares liability on the balance sheet at their fair value. The common stock warrants liabilities and earnout shares liability are subject to remeasurement at each balance sheet date, with changes in fair value recognized as a component of other income, net in the consolidated statements of operations.

### Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash, cash equivalents and restricted cash, short-term investments and other receivables. At December 31, 2022 and 2021, cash and cash equivalents consisted of cash deposited with domestic and foreign financial institutions that are of high-credit quality. The Company is exposed to credit risk in the event of default by the domestic financial institutions to the extent that cash and cash equivalent deposits are in excess of amounts insured by the Federal Deposit Insurance Corporation. Foreign cash balances are not insured. The Company has not experienced any losses on its deposits since inception. Short-term investments consist of government and corporate debt securities and corporate asset backed securities that carry high-credit ratings and accordingly, minimal credit risk exists with respect to these balances.

The Company's other receivables are due from United States government agency under the Company's government grant contracts. At December 31, 2022 and 2021, these two agencies accounted for 44% and 6% of the Company's other receivables, respectively. At December 31, 2021, 79% of other receivables was owed to the Company by Uber related to cash withheld by Uber for vesting of shares to employees acquired in Uber Elevate acquisition (see Note 5). The Company provides for uncollectible amounts on an expected credit loss basis by recording an allowance for doubtful receivables based on historical information, current conditions, and reasonable and supportable forecasts.

## Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with remaining original maturity of three months or less, from the date of purchase, to be cash and cash equivalents. The recorded carrying amount of cash and cash equivalents approximates their fair value. At December 31, 2022, restricted cash primarily related to (i) approximately $2.2 million of cash temporarily retained by the Company to satisfy the Company's post-closing indemnification claims, if any, against the seller, in connection with the acquisition of aerospace software engineering company in May 2022 (Note 5), (ii) a collateral on a letter of credit associated with key equipment purchases of approximately $1.0 million, and (iii) a security deposit for a lease obligation of approximately $0.8 million. At December 31, 2021, restricted cash primarily related to a security deposit for a lease obligation of approximately $0.8 million.

## Marketable Debt Securities

The Company classifies marketable debt securities as available-for-sale at the time of purchase and reevaluates such classification at each balance sheet date. The Company may sell these securities at any time for use in current operations even if they have not yet reached maturity. As a result, the Company classifies its marketable debt securities, including those with maturities beyond twelve months, as current assets in the consolidated balance sheets. These marketable debt securities are carried at fair value and unrealized gains and losses are recorded in the accumulated other comprehensive income (loss), which is reflected as a component of stockholders' equity (deficit). Realized gains and losses are reported in other income, net in the consolidated statements of operations.

Prior to January 1, 2022, these marketable debt securities were assessed as to whether those with unrealized loss positions are other than temporarily impaired. The Company considered impairments to be other than temporary if they were related to deterioration in credit risk or if it is likely the securities will be sold before the recovery of their cost basis. Realized gains and losses from the sale of marketable debt securities and declines in value deemed to be other than temporary were determined based on the specific identification method.

On January 1, 2022, the Company adopted ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", as amended, on a modified retrospective basis. At each reporting period, the Company evaluates its marketable debt securities at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where the Company intends to sell, or are more likely than not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the consolidated statements of operations, with a corresponding write-down of the security's amortized cost. In circumstances where neither condition exists, the Company then evaluates whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying security issuers, credit ratings actions, as well as other factors.

If Company concludes that credit loss exists, to determine the portion of a decline in fair value that is credit-related, the Company compares the present value of the expected cash flows of the security discounted at the security's effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheet with a corresponding adjustment to net income (loss). Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income (loss), net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss.

The Company did not record any allowance for credit losses during the year ended December 31, 2022.

## Investment in SummerBio, LLC

Following the outbreak of the COVID-19 pandemic, the Company's management determined that certain previously developed technology that was accessible to the Company could be repurposed and applied in providing high-volume rapid COVID-19 testing through its investment in SummerBio, LLC ("SummerBio"), a related party. The Company has determined that it is not the primary beneficiary of SummerBio. Therefore, it accounts for its investment in SummerBio under the equity method of accounting with an ownership interest of approximately 44.5% and 43.4% as of December 31, 2022 and December 31, 2021, respectively.

In August 2020, the Company deconsolidated SummerBio and recognized the resulting gain on deconsolidation of $6.9 million, which is included in other income on the consolidated statement of operations for the year ended December 31, 2020.

In June 2022, SummerBio notified the Company of its decision to wind down testing operations and close the business, which SummerBio substantially executed by the end of December 2022. As a result, the Company recorded an impairment loss on the Company's investment of $6.4 million which is included within the income from equity method investment line on the consolidated statement of operations and on the consolidated statement of cash flow.

The Company recognized income of $19.5 million (net of impairment loss), $29.4 million and $5.8 million for the years ended December 31, 2022, 2021 and 2020, respectively, within income from equity method investment on the consolidated statement of operations for its investment in SummerBio.

### *Property and Equipment, net*

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the assets, generally two years to thirty years. Leasehold improvements and equipment finances under capital leases are amortized over the shorter of the estimated useful life of the asset or the remaining term of the lease.

### *Asset Acquisitions and Business Combinations*

Upon an acquisition, the Company performs an initial test to determine whether substantially all of the fair value of the gross assets transferred is concentrated in a single identifiable asset or a group of similar identifiable assets, such that the acquisition would not represent a business. If that test suggests that the set of assets and activities is a business, the Company then performs a second test to evaluate whether the assets and activities transferred include inputs and substantive processes that together, significantly contribute to the ability to create outputs, which would constitute a business. If the result of the second test suggests that the acquired assets and activities constitute a business, the Company accounts for the transaction as a business combination.

For transactions accounted for as business combinations, the Company allocates the fair value of acquisition consideration to the acquired identifiable assets and liabilities based on their estimated fair values. Acquisition consideration includes the fair value of any promised contingent consideration. The excess of the fair value of acquisition consideration over the fair value of acquired identifiable assets and liabilities is recorded as goodwill. Contingent consideration is remeasured to its fair value each reporting period with changes in the fair value of contingent consideration recorded in general and administrative expenses. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management's estimates of fair value are based upon assumptions believed to be reasonable, but inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions and subject to revision when the Company receives final information, including appraisals and other analyses. During the measurement period, which is one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Acquisition-related costs are expensed as incurred.

For transactions accounted for as asset acquisitions, the cost, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. No goodwill is recognized in asset acquisitions.

### *Goodwill*

Goodwill is recorded when the consideration transferred for a business acquisition exceeds the fair value of net identifiable assets and liabilities acquired. Goodwill is measured and tested for impairment annually on the first business day of the fiscal fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may exceed its implied fair value. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of goodwill's reporting unit is less than its carrying amount, however the Company may determine to proceed directly to the quantitative impairment test.

If the Company assesses qualitative factors and concludes that it is more likely than not that the fair value of goodwill's reporting unit is less than its carrying amount or if the Company determines not to use the qualitative assessment, then a quantitative impairment test is performed. The quantitative impairment test requires comparing the fair value of the reporting unit to its carrying value, including goodwill. The Company has identified that its business operates as a single operating segment which is also a single reporting unit for purposes of testing for goodwill impairment. An impairment exists if the fair value of the reporting unit is lower than its carrying value, and the Company would record a goodwill impairment loss in the fiscal quarter in which the determination is made.

### *Intangible Assets*

Intangible assets include identifiable intangible assets, primarily software technologies resulting from acquisitions (Note 5). Acquired intangible assets are initially recorded at fair value. The fair value of software technologies is estimated on the basis of replacement cost and the fair value of contractual agreement asset is based primarily on the discounted cash flow model. Software technologies are amortized on a straight-line basis over their estimated useful lives, generally three years to five years. The Company's estimates of useful lives of intangible assets are based on cash flow forecasts which incorporate various assumptions, including forecasted remaining useful life until technological obsolescence of software.

### Contractual Agreement

The Company's contractual agreement asset (Note 5) is classified as other non-current assets on the consolidated balance sheet. The Company will amortize the contractual agreement asset in proportion to the estimated incremental cash flows earned under the agreement over an estimated period of three years. The Company expects to begin generating incremental cash flows under the contractual agreement asset in 2025.

### Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of the asset to future net cash flows expected to be generated by the asset. If the Company determines that the carrying value of the asset may not be recoverable, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. The Company did not record any impairment of long-lived assets in 2022 and 2021.

### Leases

Effective January 1, 2022, the Company adopted ASU No. 2016-02, *Leases* ("ASC 842"), using the modified retrospective approach and utilizing the effective date as its date of initial application, for which prior periods are presented in accordance with the previous guidance in ASC Topic 840, Leases ("ASC 840").

Under ASC 840, leases are evaluated and recorded as capital leases if one of the following is true at inception: (a) the present value of minimum lease payments meets or exceeds 90% of the fair value of the asset, (b) the lease term is greater than or equal to 75% of the economic life of the asset, (c) the lease arrangement contains a bargain purchase option, or (d) title to the property transfers to the Company at the end of the lease. The Company records an asset and liability for capital leases at present value of the minimum lease payments based on the incremental borrowing rate. Assets are depreciated over the useful life in accordance with the Company's depreciation policy while rental payments and interest on the liability are accounted for using the effective interest method.

Leases that are not classified as capital leases are accounted for as operating leases. Operating lease agreements that have tenant improvement allowances are evaluated for lease incentives. For leases that contain escalating rent payments, the Company recognizes rent expense on the straight-line basis over the lease term, with any lease incentives amortized as a reduction of rent expense over the lease term.

Upon adoption of ASC 842, as described below under Recently Adopted Accounting Pronouncements, the Company determined if an arrangement is a lease, or contains a lease, at inception. Leases with a term greater than 12 months are recognized on the balance sheet as Right-of-Use ("ROU") assets and current and long-term operating lease liabilities, as applicable. The Company has elected not to recognize on the balance sheet leases with terms of 12 months or less. The Company typically includes in its assessment of a lease arrangement an initial lease term and Company's options to renew the lease when there is reasonable certainty that the Company will renew. The Company monitors its plan to renew its leases no less than on a quarterly basis. In addition, the Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

In accordance with ASC 842, the ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate ("IBR"), which is the estimated rate the Company would be required to pay for fully collateralized borrowing over the period similar to lease terms, to determine the present value of future minimum lease payments. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. For lease agreements entered into or reassessed after the adoption of ASC 842, the Company does not combine lease and non-lease components. Variable lease payments are expenses as incurred.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

*Government Grants*

The Company receives payments from government entities primarily for research and development deliverables as part of ongoing development of the Company's technology and future services offering. Under the Company's accounting policy for government grants received as a payment for research and development services, grants are recognized on a systematic basis over the periods in which these services are provided and are presented as a reduction of research and development expenses in the consolidated statement of operations. A grant that is compensation for expenses or losses already incurred, or for which there are no future related costs, is recognized in the consolidated statement of operations in the period in which it becomes receivable, typically, as a reduction of research and development expenses.

*Research and Development*

The Company expenses research and development costs as incurred. Research and development expenses consist primarily of personnel expenses, including salaries, benefits, and stock-based compensation, costs of consulting, equipment and materials, depreciation and amortization and allocations of overhead, including rent, information technology costs and utilities. Research and development expenses are partially offset by payments the Company received in the form of government grants, including those received under the U.S. Air Force's transformative vertical lift program ("Agility Prime").

*Selling, General and Administrative*

Selling, general and administrative expenses primarily consist of personnel expenses, including salaries, benefits, and stock-based compensation, related to executive management, finance, legal and human resource functions. Other costs include business development, contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, including allocated depreciation, rent, information technology costs and utilities.

*Advertising Expense*

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2022, 2021 and 2020 were $0.1 million, $0.2 million and $0.1 million, respectively, included in selling, general and administrative expenses in the consolidated statements of operations.

*Income Taxes*

The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax assets will not be realized.

In evaluating the Company's ability to recover deferred tax assets, the Company considers all available positive and negative evidence, including historical operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Based on the level of historical losses, the Company has established a full valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination by the taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within the related liabilities line in the consolidated balance sheets.

*Net Loss per Share*

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the redeemable convertible preferred stock, common stock warrants, common stock subject to repurchase, stock options and earnout shares are considered to be potentially dilutive securities.

Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock is considered a participating security. The Company's participating securities do not have a contractual obligation to share in the Company's losses. As such, the net loss is attributed entirely to common stockholders. Because the Company has reported a net loss for the reporting periods presented, the diluted net loss per common share is the same as basic net loss per common share for those periods.

### Comprehensive Loss

Comprehensive loss includes all changes in equity (net assets) during the period from nonowner sources. The Company's comprehensive loss consists of its net loss, its cumulative translation adjustments, and its unrealized gains or losses on available-for-sale debt securities.

### Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. When the observable market price or volatility that the Company uses to determine grant date fair value does not reflect certain material non-public information known to the Company but unavailable to marketplace participants at the time the market price is observed, the Company determines whether an adjustment to the observable market price is required. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation, and accounts for forfeitures as they occur. The Company selected the Black-Scholes-Merton ("Black-Scholes") option-pricing model as the method for determining the estimated fair value for stock options and employee stock purchase plan awards . The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the award's expected term, expected volatility of the underlying stock, risk-free interest rate and expected dividend yield.

### Fair Value of Common Stock

Prior to the Merger on August 10, 2021, the fair value of the Company's common stock was determined by the board of directors with assistance from management and, in part, on input from an independent third-party valuation firm. The board of directors determined the fair value of common stock by considering a number of objective and subjective factors, including valuations of comparable companies, sales of redeemable convertible preferred stock, operating and financial performance, the lack of liquidity of the Company's common stock and the general and industry-specific economic outlook.

### Redeemable Convertible Preferred Stock

Prior to the Merger on August 10, 2021, the redeemable convertible preferred stock was recorded outside of permanent equity because while it was not mandatorily redeemable, in the event of certain events considered not solely within the Company's control, such as a merger, acquisition, and sale of all or substantially all of the Company's assets (each, a "deemed liquidation event"), the redeemable convertible preferred stock would have become redeemable at the option of the holders of at least a majority of the then-outstanding shares. The Company had not adjusted the carrying values of the redeemable convertible preferred stock to the redemption amount of such shares because it was uncertain whether or when a deemed liquidation event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of redeemable convertible preferred stock. All redeemable convertible preferred stock converted to common stock as a result of the Merger (Note 3).

### Emerging Growth Company

As of December 31, 2022, the Company no longer qualifies as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012. As a result, the Company is required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and is not be able to take advantage of the exemptions from reporting available to emerging growth companies absent other exemptions or relief available from the SEC.

### Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*, which sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e. lessees and lessors). In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases*, which provides clarification to ASU 2016-02 and ASU No. 2018-11, *Leases (Topic 842): Targeted Improvements*, which allows entities to elect a modified retrospective transition method where entities may continue to apply the existing lease guidance during the comparative periods and apply the new lease requirements through a cumulative effect adjustment in the period of adoptions rather than in the earliest period presented. In March 2019, the FASB issued ASU 2019-01, which provides clarification on implementation issues associated with adopting ASU 2016-02.

These ASU (collectively the new leasing standard) supersede the previous leases standard and requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a ROU asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. New leasing standard provides a lessee with an option to not record ROU assets or liabilities for leases with a term of 12 month or less. The new leasing standard is effective for the Company for fiscal year 2022 and for interim periods within fiscal year beginning after fiscal year 2022.

The Company adopted new leasing standard effective January 1, 2022, using the modified retrospective approach to recognize a cumulative-effect adjustment as of the adoption date. Results for reporting periods beginning after January 1, 2022 are presented under new leasing standard, while prior period amounts are not adjusted and continue to be reported in accordance with the Company's historical accounting under previous lease standard. The Company elected the package of practical expedients permitted under the transition guidance within new lease standard, which allowed the Company to carry forward the historical lease classification, retain any initial direct costs for leases that existed prior to the adoption of the standard and not reassess whether any contracts entered into prior to the adoption are leases. The Company also elected to account for lease and non-lease components in the Company's lease agreements as a single lease component in determining lease assets and liabilities. In addition, the Company elected not to recognize the ROU assets and liabilities for leases with lease terms of 12 months or less.

Upon the adoption of new leasing standard, the Company recognized an ROU asset of $26.7 million, lease liabilities of $28.7 million and derecognized deferred rent of $1.3 million as of January 1, 2022. There were no material impact to the consolidated statements of operations and comprehensive loss, consolidated statements of changes in redeemable convertible preferred stock and stockholder's equity (deficit) or consolidated statements of cash flows. The additional disclosures required by the new leasing standard have been included in Note 8, Leases.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* to require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASC 326 was subsequently amended by ASU 2019-04, *Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments*. The Company adopted the standard and related amendments effective January 1, 2022 on a modified retrospective basis. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, that simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intra-period tax allocation and modified the methodology for calculating income taxes in an interim period. It also clarifies and simplifies other aspects of the accounting for income taxes. The guidance is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022 with early adoption permitted. The Company adopted the standard in the fourth quarter of 2022 and the adoption did not have a material impact on the Company's consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, *Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions Between Topic 321, Topic 323, and Topic 815 - a consensus of the FASB Emerging Issues Task Force*, which makes improvements related to the following two topics: (1) accounting for certain equity securities when the equity method of accounting is applied or discontinued, and (2) scope considerations related to forward contracts and purchased options on certain securities. The Company adopted this pronouncement in the first quarter of 2022 and the impact of the provisions of this standard on the Company's consolidated financial statements was immaterial.

In August 2020, the Financial Accounting Standards Board (FASB) issued ASU 2020-06, *Debt-Debt with Conversion and Other Options (ASC 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (ASC 815-40)*. which simplifies the accounting for convertible instruments and contracts in an entity's own equity. The guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and requires enhanced disclosures about the terms of convertible instruments and contracts in an entity's own equity. The guidance in ASU

2020-06 is effective for public business entities for fiscal years beginning after December 15, 2021 with early adoption permitted. The Company adopted the ASU 2020-06 in the fourth quarter of 2022. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, *Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance*, which requires business entities to provide certain disclosures when they (1) have received government assistance and (2) use a grant or contribution accounting model by analogy to other accounting guidance. The amendments in ASU 2021-10 require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: (1) information about the nature of the transactions and the related accounting policy used to account for the transactions; (2) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item; and (3) significant terms and conditions of the transactions, including commitments and contingencies. The guidance in ASU 2021-10 is effective for all entities for fiscal years beginning after December 15, 2021 with early adoption permitted. The Company adopted the ASU 2021-10 in the fourth quarter of 2022. The adoption did not have a material impact on the Company's consolidated financial statements as majority of Company's government grants are not accounted under grant or contribution accounting model.

### *New Accounting Pronouncements Not Yet Adopted*

There are no recent accounting pronouncements applicable to the Company pending adoption that the Company expects will have a material impact on our consolidated financial condition, results of operations, or cash flows.

### Note 3. Reverse Recapitalization

On August 10, 2021, RTP and Legacy Joby completed the Merger, and RTP changed its name to Joby Aviation, Inc.

In connection with the execution of the Merger Agreement, on February 23, 2021, RTP entered into separate subscription agreements (each a "Subscription Agreement") with a number of investors (each a "PIPE Investor"), pursuant to which the PIPE Investors agreed to purchase, and RTP agreed to sell to the PIPE Investors, an aggregate of 83,500,000 shares of Common Stock ("PIPE Shares"), for a purchase price of $10.00 per share, in a private placement ("PIPE Financing"). The PIPE Financing closed substantially concurrently with the consummation of the Merger.

Concurrently with the execution of the Merger Agreement, on February 23, 2021, RTP, Sponsor and Legacy Joby entered into the Sponsor Agreement pursuant to which 17,130,000 shares of the Company ("Earnout Shares") became subject to vesting with 20% of the Earnout Shares vesting in equal tranches when the volume-weighted average price of the Company's common stock is greater than $12.00, $18.00, $24.00, $32.00 and $50.00 for any 20 trading days within a period of 30 trading days (the "Vesting Events"). After 10 years following the consummation of the Merger, any Earnout Shares which have not yet vested are forfeited.

Pursuant to ASC 805, for financial accounting and reporting purposes, Legacy Joby was deemed the accounting acquirer with RTP being treated as the accounting acquiree, and the Merger was accounted for as a reverse recapitalization (the "Reverse Recapitalization"). Accordingly, the financial statements of the Company represent a continuation of the financial statements of Legacy Joby, with the Merger being treated as the equivalent of the Legacy Joby issuing stock for the net assets of RTP, accompanied by a recapitalization. The net assets of RTP were stated at historical costs, with no goodwill or other intangible assets recorded, and were consolidated with Legacy Joby's financial statements on the Closing Date. Operations prior to the Closing Date are presented solely as those of Legacy Joby. The number of Legacy Joby common shares and redeemable convertible preferred shares for all periods prior to the Closing Date have been retrospectively increased using the exchange ratio that was established in accordance with the Merger Agreement (the "Exchange Ratio").

Upon the consummation of the Merger, the Company gave effect to the issuance of 127,333,290 shares of Common Stock for the previously issued RTP common stock and PIPE Shares that were outstanding at the Closing Date. The Company raised $1,067.9 million of proceeds including the contribution of $232.9 million of cash held in RTP's trust account from its initial public offering, net of redemptions of RTP public stockholders of $424.2 million and reimbursements for RTP's expenses of $33.3 million, and $835.0 million of cash in connection with the PIPE Financing. The Company incurred $50.4 million of transaction costs, consisting of banking, legal, and other professional fees, of which $41.3 million was related to common stock issued during the Merger and was recorded as a reduction to additional paid-in capital. The remaining $9.1 million was related to Earnout Shares and was expensed immediately upon consummation of the Merger as transaction expenses related to the Merger in the consolidated statements of operations.

## Note 4. Fair Value Measurements

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

- Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

- Level 2 - Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

- Level 3 - Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The Company's financial assets consist of Level 1 and 2 assets. The Company classifies its cash equivalents and marketable debt securities within Level 1 or Level 2 because they are valued using either quoted market prices or inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. The Company's fixed income available-for-sale securities consist of high quality, investment grade securities from diverse issuers. The valuation techniques used to measure the fair value of the Company's marketable debt securities were derived from non-binding market consensus prices that are corroborated by observable market data and quoted market prices for similar instruments.
The Company's financial liabilities measured at fair value on a recurring basis consist of Level 1, Level 2 and Level 3 liabilities. The Company's Public Warrants (as defined in Note 11) are classified as Level 1 because they are directly observable in the market. The Company classifies the Private Warrants (as defined in Note 11) within Level 2, because they were valued using inputs other than quoted prices which are directly observable in the market, including readily available pricing for the Company's Public Warrants. The Company classifies Delta Warrant and Earnout Shares Liability (as defined in Note 11) within Level 3, because they were valued using unobservable inputs that are significant to the fair value measurement. The Delta Warrant and Earnout Shares Liability are measured at fair value on a recurring basis. Changes in fair value of Level 3 liabilities are recorded in other income, net, in the consolidated statements of operations.

The following tables set forth the fair value of the Company's financial assets and liabilities measured on a recurring basis by level within the fair value hierarchy as of December 31, 2022 and 2021 (in thousands):

|  | December 31, 2022 | | | |
|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets measured at fair value | | | | |
| Money market funds | $ 108,119 | $ — | $ — | $ 108,119 |
| Cash equivalents | 108,119 | — | — | 108,119 |
| Term deposits | — | 40,709 | — | 40,709 |
| Asset backed securities | — | 54,707 | — | 54,707 |
| Government debt securities | — | 362,851 | — | 362,851 |
| Corporate debt securities | — | 452,425 | — | 452,425 |
| Available-for-sale investments | — | 910,692 | — | 910,692 |
| Total fair value of assets | $ 108,119 | $ 910,692 | $ — | $ 1,018,811 |
| Liabilities measured at fair value | | | | |
| Common stock warrant liabilities (Public) | $ 8,318 | $ — | $ — | $ 8,318 |
| Common stock warrant liabilities (Private) | — | 5,561 | — | 5,561 |
| Common stock warrant liabilities (Delta) | — | — | 14,903 | 14,903 |
| Warrant liability | 8,318 | 5,561 | 14,903 | 28,783 |
| Earnout Shares Liability | — | — | 44,055 | 44,055 |
| Total fair value of liabilities | $ 8,318 | $ 5,561 | $ 58,958 | $ 72,838 |

|  | December 31, 2021 | | | |
|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets measured at fair value | | | | |
| Money market funds | $ 929,842 | $ — | $ — | $ 929,842 |
| Cash equivalents | 929,842 | — | — | 929,842 |
| Term deposits | — | 40,069 | — | 40,069 |
| Asset backed securities | — | 69,496 | — | 69,496 |
| Government debt securities | — | 47,308 | — | 47,308 |
| Corporate debt securities | — | 186,376 | — | 186,376 |
| Available-for-sale investments | — | 343,249 | — | 343,249 |
| Total fair value of assets | $ 929,842 | $ 343,249 | $ — | $ 1,273,091 |
| Liabilities measured at fair value | | | | |
| Common stock warrant liabilities (Public) | $ 26,910 | $ — | $ — | $ 26,910 |
| Common stock warrant liabilities (Private) | — | 17,992 | — | 17,992 |
| Warrant liability | 26,910 | 17,992 | — | 44,902 |
| Earnout Shares Liability | — | — | 109,844 | 109,844 |
| Total fair value of liabilities | $ 26,910 | $ 17,992 | $ 109,844 | $ 154,746 |

The following is a summary of the Company's available-for-sale securities (in thousands):

| | December 31, 2022 | | | | |
| | Cost or Amortized Cost | Unrealized Gains | Unrealized Losses | Allowance for credit losses | Fair value |
|---|---|---|---|---|---|
| **Assets measured at fair value** | | | | | |
| Term deposits | $ 40,709 | $ — | $ — | $ — | $ 40,709 |
| Asset backed securities | 55,016 | — | (309) | — | 54,707 |
| Government debt securities | 367,324 | — | (4,473) | — | 362,851 |
| Corporate debt securities | 455,854 | — | (3,429) | — | 452,425 |
| Total | $ 918,903 | $ — | $ (8,211) | $ — | $ 910,692 |

| | December 31, 2021 | | | |
| | Cost or Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Term deposits | $ 40,069 | $ — | $ — | $ 40,069 |
| Asset backed securities | 69,579 | — | (83) | 69,496 |
| Government debt securities | 47,355 | — | (47) | 47,308 |
| Corporate debt securities | 186,471 | — | (95) | 186,376 |
| Total | $ 343,474 | $ — | $ (225) | $ 343,249 |

The weighted-average remaining maturity of the Company's substantial investment portfolio was less than one year as of the periods presented. No individual security incurred continuous significant unrealized losses for greater than 12 months. There were no transfers between Level 1, Level 2 or Level 3 financial instruments in the years ended December 31, 2022 and 2021.

In the years ended December 31, 2022 and 2021, the Company did not have any Level 3 financial assets measured at fair value on a recurring basis.

The following table sets forth a summary of the change in the fair value, which is recognized as a component of other income within the consolidated statement of operations, of the Company's Level 3 financial liabilities (in thousands):

| | Earnout Shares Liability | Common stock warrant liabilities (Delta) |
|---|---|---|
| Fair value as of January 1, 2022 | $ 109,844 | $ — |
| Initial fair value of Warrant Liability (Delta) | — | 16,093 |
| Change in fair value | (65,789) | (1,190) |
| Fair value as of December 31 2022 | $ 44,055 | $ 14,903 |

The fair value of the Earnout Shares Liability and Delta Warrant (Note 11) are based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy.

## Note 5. Acquisitions

### 2021 Acquisitions

On January 11, 2021, the Company entered into certain agreements with Uber Technologies, Inc. ("Uber"), under which it acquired Uber Elevate, Inc. ("Uber Elevate"), a portion of Uber's business dedicated to development of aerial ridesharing. In connection with the acquisition, the Company issued Uber a Convertible Promissory Note ("Uber CPN") and entered into a collaboration agreement (the "Uber Agreement").

The following table summarizes the allocation of total consideration transferred to Uber between Uber Elevate and the contractual agreement asset (in thousands, except share and per share data):

| | | |
|---|---|---|
| Series C redeemable convertible preferred stock (8,924,009 shares at $8.70 per share fair value) | $ | 77,619 |
| Less: premium on Uber CPN | | (465) |
| Total consideration | | 77,154 |
| Consideration allocated to contractual agreements asset and related deferred tax liability | | (42,938) |
| Consideration allocated to Uber Elevate | $ | 34,216 |

*Uber Elevate*

Uber Elevate was a business incubated within Uber, which had developed multiple proprietary software technologies and built a highly skilled engineering team focused on multimodal ride sharing coordination, connected airspace management, urban transportation and simulation, and certifiable aviation grade battery technology. The Uber Elevate acquisition was intended to complement the Company's existing technologies and expertise necessary to gain integration into the Uber app and progress commercialization of aerial ridesharing services.

The Company concluded that Uber Elevate represented a business, and acquisition of Uber Elevate was accounted as a business combination.

The purchase price allocation for Uber Elevate is as follows (in thousands):

| | | |
|---|---|---|
| Automation platform software technology | $ | 7,200 |
| Multimodal software technology | | 4,900 |
| Simulation software technology | | 4,600 |
| Total acquired finite-lived intangible assets | | 16,700 |
| Goodwill | | 10,757 |
| Property and equipment | | 630 |
| Deferred tax asset | | 6,129 |
| Total purchase consideration | $ | 34,216 |

The factors contributing to the recognition of goodwill were based upon the Company's conclusion that there are strategic and synergistic benefits that are expected to be realized from the acquisition.

Under the terms of the Share Purchase Agreement, certain employees of Uber Elevate who continued their employment with the Company following the acquisition of Uber Elevate were allowed to retain their unvested Uber restricted stock unit awards. The total fair value of these awards was $5.0 million and was recognized by the Company over the period between the acquisition date and awards vesting date, December 16, 2021. $5.0 million was recognized as other non-cash compensation during the year ended December 31, 2021. $4.6 million and $0.4 million are included in research and development expenses and selling, general and administrative expenses, respectively.

During the fourth quarter of 2021, the Company recorded tax related measurement period adjustments to recognize deferred tax assets and liabilities reflecting tax versus book differences for assets acquired during the Uber Elevate transaction. In relation to these adjustments, the Company updated the allocation of the total consideration between the Uber Elevate business acquisition and the collaboration agreement's contractual asset. The adjustments reflect tax related facts and circumstances in existence as of the acquisition of Uber Elevate, the valuation of which was finalized during the fourth quarter of 2021. The impact of these adjustments resulted in an increase of $5.8 million in goodwill, an increase of $6.2 million in deferred tax assets, an increase of $4.7 million in the contractual agreement asset, offset by a deferred tax liability of $16.7 million. In addition, the Company released a deferred tax asset valuation allowance resulting in an income tax benefit of $10.5 million, as the deferred tax liability provided the Company with a source of future taxable income.

*Uber CPN*

The Uber CPN was issued in exchange for gross proceeds of $75.0 million, which is the note's face amount. The Uber CPN bore interest at simple interest rate of 5% per annum and matured two years after its issuance. Uber CPN was convertible into common or preferred stock of Legacy Joby, depending on the occurrence or non-occurrence of various equity financing scenarios, including an IPO or a merger with (or acquisition of) a SPAC. The Uber CPN was issued at a premium, as its fair value at issuance was $74.5 million, $0.5 million below its face amount. The Company recognized the $0.5 million premium at issuance of Uber CPN as a reduction of the total consideration transferred to Uber for the acquisition of the Uber Elevate. Upon closing of the Merger, the unpaid principal amount of $75.0 million plus accrued and unpaid interest in the amount of $2.2 million was converted into 7,716,780 shares of common stock of Joby Aviation.

*Uber Agreement*

Under the terms of the Uber Agreement, the Company and Uber agreed to continue focused development of their respective existing technologies to achieve mutual integration of their transportation services offerings to their customers.

The Uber Agreement embodies significant benefits to the Company, consisting primarily of customer demand aggregation, improved load factor as well as favorable commissions. The fair value of the asset representing these benefits (the "contractual agreement asset") at inception was $49.5 million.

Because the Uber Agreement was not a part of the Uber Elevate business combination, the Company used the relative fair value method to allocate the total consideration transferred to Uber between the purchase consideration for acquiring Uber Elevate business and the contractual agreement asset. The Company will amortize the contractual agreement asset in proportion to the estimated incremental cash flows earned under the Uber Agreement over an estimated period of three years. The Company expects to begin generating incremental cash flows under the contractual agreement asset in 2025.

On April 6, 2021, the Company completed the acquisition of an entity engaged in the development of transportation technology with application in the aviation sector, whereby it acquired all the outstanding shares of the entity in exchange for a purchase consideration of $5.0 million in cash. The acquisition was accounted for as an asset acquisition because substantially all of the fair value of the gross assets acquired was represented by a group of similar assets. The purchase consideration was allocated to $5.0 million of the acquired in-process research and development ("IPR&D") assets, $0.1 million of the acquired current liabilities and $0.1 million of acquired current assets.

In relation to the acquisition, the Company issued 2,677,200 restricted shares of Legacy Joby Series C Preferred Stock with the aggregate acquisition date value of $23.9 million. The Series C Preferred Stock was converted into an equivalent number of shares of Legacy Joby common stock on a one-to-one basis immediately prior to the closing of the Merger, and then into the restricted shares of the Company's common stock at the time of the Merger. The restricted shares vest contingent upon each employee's continued employment with the Company or its subsidiaries, and are recognized as stock-based compensation expense over the restricted shares vesting terms.

On December 21, 2021, the Company completed the acquisition of an entity engaged in the development of radar systems technology with application in the aviation and other sectors, whereby it acquired all the outstanding shares of the entity in exchange for a total consideration consisting of (i) $2.8 million in cash, and (ii) 340,000 restricted stock units representing the right to receive an equivalent number of shares of the Company's common stock upon vesting ("RSUs") with the aggregate acquisition date value of $2.4 million. The acquisition was accounted for as a business combination as the assets acquired and liabilities assumed constituted a business in accordance with ASC 805 Business Combinations. The purchase consideration of $2.8 million was allocated to $1.7 million of the acquired intangible assets, primarily developed technology, $1.2 million of the acquired current assets, primarily cash and account receivables, and $0.1 million of the acquired current liabilities.

**2022 Acquisitions**

On March 9, 2022, the Company completed the acquisition of an aerospace composite manufacturing company, whereby it acquired all the purchased assets and assumed selected liabilities in exchange for a total consideration consisting of (i) $1.5 million in cash, and (ii) RSUs with the aggregate acquisition date value of $0.1 million. The acquisition was accounted for as a business combination as the assets acquired and liabilities assumed constituted a business in accordance with ASC 805 *Business Combinations*. The purchase consideration of $1.5 million was allocated to the following: $1.1 million in favorable lease assets, $0.4 million of acquired machinery and equipment, $0.1 million of acquired current assets, and $0.1 million of acquired current liabilities.

On May 17, 2022, the Company completed the acquisition of an aerospace software engineering company that specializes in full-lifecycle software and firmware development and verification to aviation regulatory standards, in exchange for total cash consideration of $7.2 million. The acquisition was accounted for as a business combination as the assets acquired and liabilities assumed constituted a business in accordance with ASC 805 *Business Combinations*. Part of the cash consideration in an amount of $2.2 million was temporarily retained by the Company to satisfy the Company's post-closing indemnification claims, if any, against the seller. This retained amount is payable to the seller, net of indemnification claims, at the one-year anniversary of the acquisition. As of December 31, 2022, this retained amount of $2.2 million is presented as restricted cash on the Company's consolidated balance sheet, with a related corresponding amount in accrued and other liabilities, reflecting obligations to the seller.

In relation to the acquisition, the Company issued 790,529 RSUs with an aggregate acquisition date value of approximately $4.5 million. The Company also paid $0.5 million to the employees of the acquired company, and settled accounts payable to the acquired company of $0.2 million. The RSUs vest contingent upon each employee's continued employment with the Company or its subsidiaries, and are recognized as stock-based compensation expense over the RSUs' vesting terms, commencing on the acquisition date.

The purchase consideration of $7.2 million was, preliminarily, allocated to $3.3 million of goodwill, primarily resulting from the combined workforce and expected increased regulatory efficiencies, $2.5 million of total intangible assets comprising of $2.4 million of acquired customer relationships intangible asset and $0.1 million of acquired developed technology intangible asset, $1.5 million of acquired current assets, primarily consisting of cash and accounts receivable, $0.3 million of acquired fixed assets, and $0.4 million of acquired current liabilities. Amounts recognized as of the acquisition date are provisional and subject to change within the measurement period as the Company's fair value assessments are finalized. In September 2022, the Company made certain measurement period adjustments, which included a working capital adjustment with the seller in accordance with the agreement terms, resulting in an increase to the purchase consideration of $0.1 million which was paid during the three months ended December 31, 2022.

On November 30, 2022, the Company completed the purchase of certain real property, improvements and other assets ("Property") from Frederick Electronics Corporation, a Maryland corporation and Plantronics, Inc., a Delaware corporation ("Sellers") for a cash purchase price of $25.5 million. The Property consists of approximately 162,000 square feet across five buildings located at 333 Encinal Street, Santa Cruz, California and will be used as the Company's corporate headquarters. The acquisition was accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired was represented by a group of similar assets. The purchase consideration was allocated to $6.3 million of land, $17.7 million of buildings and site improvements and $1.5 million of equipment, fixtures and furniture.

### Note 6. Balance Sheet Components

*Property and Equipment, Net*

Property and equipment, net consists of the following (in thousands):

| | December 31, | | | |
|---|---|---|---|---|
| | **2022** | | **2021** | |
| Equipment | $ | 63,656 | $ | 45,501 |
| Buildings | | 21,384 | | — |
| Leasehold improvements | | 14,319 | | 9,364 |
| Computer software | | 10,920 | | 8,410 |
| Molds and tooling | | 10,298 | | 8,052 |
| Land | | 6,270 | $ | — |
| Vehicles and aircraft | | 1,582 | | 1,198 |
| Furniture and fixtures | | 682 | | 319 |
| Construction in-progress | | 6,094 | | 6,394 |
| Gross property and equipment | | 135,205 | | 79,238 |
| Accumulated depreciation and amortization | | (43,102) | | (26,083) |
| Property and equipment, net | $ | 92,103 | $ | 53,155 |

On November 30, 2022, the Company purchased certain real property, improvements and other assets for $25.5 million (Note 5).

Depreciation and amortization expense of property and equipment for the years ended December 31, 2022 and 2021 was $18.4 million and $12.1 million, respectively. Vehicles and aircraft includes utility automobiles used at the Company's various facilities and purchased aircraft to support the Company's air operations and training.

## Intangible Assets, Net

The intangible assets consist of the following (in thousands):

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2022** | | **2021** | |
| Automation Platform Software | $ | 7,200 | $ | 7,200 |
| Multimodal Software Technology | | 4,900 | | 4,900 |
| System Simulation Software Technology | | 4,600 | | 4,600 |
| Other Intangibles | | 5,328 | | 1,655 |
| Gross intangible assets | | 22,028 | | 18,355 |
| Accumulated amortization | | (9,447) | | (3,843) |
| Intangible assets, net | $ | 12,581 | $ | 14,512 |

Amortization expense related to intangible assets for the years ended December 31, 2022 and 2021 was $5.6 million and $3.8 million, respectively. As of December 31, 2022 the weighted-average amortization period of intangible assets was 2.32 years.

The following table presents the estimated future amortization expense of acquired amortizable intangible assets as of December 31, 2022 (in thousands):

| Fiscal Year | December 31, 2022 | |
| --- | --- | --- |
| 2023 | $ | 6,033 |
| 2024 | | 4,382 |
| 2025 | | 2,166 |
| | $ | 12,581 |

## Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2022** | | **2021** | |
| Prepaid equipment | $ | 4,525 | $ | 2,923 |
| Prepaid software | | 5,522 | | 4,494 |
| Prepaid taxes | | 1,273 | | 1,332 |
| Prepaid insurance | | 7,702 | | 8,031 |
| Other | | 1,138 | | 636 |
| Total | $ | 20,160 | $ | 17,416 |

## Other Non-Current Assets

Other non-current assets consist of the following (in thousands):

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2022** | | **2021** | |
| Contractual agreements asset | $ | 59,611 | $ | 59,611 |
| Long-term prepaid insurance | | 3,770 | | 10,511 |
| Other non-current assets | | 819 | | 199 |
| Total | $ | 64,200 | $ | 70,321 |

### Accrued and other current liabilities

Accrued and other current liabilities consist of the following (in thousands):

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2022 | | 2021 | |
| Vendor related accruals | $ | 7,508 | $ | 4,220 |
| Payroll accruals | | 5,992 | | 4,026 |
| Acquisition-related obligation accrual | | 2,167 | | — |
| Other accruals and current liabilities | | 3,116 | | 1,965 |
| Total | $ | 18,783 | $ | 10,211 |

### Note 7. Debt

#### Tenant Improvement Loan

Under the terms of one of the Company's operating lease agreements (Note 8), the landlord provided the Company with a loan of $1.6 million to be used in financing leasehold improvements. The loan was drawn by the Company in six separate installments, of which two installments were drawn in December 2018, for a total of $0.5 million, and the remaining installments were drawn during the year ended December 31, 2019 for a total of $1.1 million. Each loan installment is repayable in equal monthly payments over a period of six years, commencing in February 2019 and ending in October 2025. In the event of early lease termination by the Company, the loan is repayable within 30 days of the termination. Outstanding balances accrue interest at a rate of 8% per annum. The average effective interest rate for the loan is 8.1%. Maturities on the tenant improvement loan were as follows (in thousands):

| | December 31, 2022 | |
| --- | --- | --- |
| 2023 | $ | 287 |
| 2024 | | 310 |
| 2025 | | 85 |
| Total payable amount | | 682 |
| Less: current portion of tenant improvement loan | | (287) |
| Noncurrent portion of tenant improvement loan, net | $ | 395 |

#### Uber CPN

On January 11, 2021, in connection with the acquisition of Uber Elevate, the Company issued the Uber CPN to Uber in exchange for gross proceeds of $75.0 million, which is the note's face amount. The Uber CPN bore interest at simple interest rate of 5% per annum and matured two years after its issuance. Refer to Note 5 for further discussion related to the issuance of the Uber CPN. Upon closing of the Merger, the unpaid principal amount of $75.0 million plus accrued and unpaid interest in the amount of $2.2 million was converted into 7,716,780 shares of common stock of Joby Aviation.

### Note 8. Leases

The Company leases various office and research and development facilities under operating lease agreements that expire at various dates through October 2050. Under the terms of the agreements, the Company is responsible for certain insurance, property taxes and maintenance expenses. In fiscal year 2022, The Company adopted ASC 842, recognizing operating lease right-of-use asset and liabilities on the consolidated balance sheet and continuing accreting rent expense on a straight-line basis over the term of the operating leases. Rent expense for 2022, 2021 and 2020 was $5.9 million, $5.7 million and $4.7 million, respectively.

As a result of adopting ASC 842 in 2022, the Company recorded lease right-of-use, (ROU) asset of $26.7 million and lease liabilities of $28.7 million as of January 1, 2022, primarily related to ground and building leases based on the present value of future lease payments which were discounted at the Company's estimated IBR. The IBR and the remaining lease terms of our facilities as of December 31, 2022 ranged from 2.3% to 9.2% and 3 months to 28 years , respectively. There was no impact to retained earnings upon the adoption of ASC 842.

The Company purchased equipment with total gross book value of $4.9 million under capital lease agreements, of which $0.7 million and $0.9 million was purchased during 2022 and 2021, respectively. Interest rates for the finance leases have ranged from 4.0% to 15.0% per annum. Accumulated depreciation for equipment acquired under the finance leases was $1.6 million and $1.1 million as of December 31, 2022 and 2021, respectively.

Supplemental balance sheet information related to leases was as follows (in thousands, except lease term and discount rate):

|  | December 31, 2022 |
|---|---|
| **Operating leases** | |
| **Assets** | |
| Operating lease right-of-use assets | $ 25,149 |
| Liabilities | |
| Operating lease liabilities, current | $ 3,710 |
| Operating lease liabilities, non-current | 23,613 |
| Total operating lease liabilities | $ 27,323 |
| | |
| **Finance leases** | |
| **Assets** | |
| Financing lease right-of-use assets | $ 4,903 |
| Accumulated amortization | (1,638) |
| Financing lease right-of-use assets, net | $ 3,265 |
| **Liabilities** | |
| Finance lease liabilities, current | $ 522 |
| Finance lease liabilities, non-current | 821 |
| Total finance lease liabilities | $ 1,343 |

|  | December 31, 2022 |
|---|---|
| **Weighted-average remaining lease term (years)** | |
| Operating leases | 7.7 years |
| Finance leases | 3.0 years |
| | |
| **Weighted-average discount rate** | |
| Operating leases | 5.6 % |
| Finance leases | 6.9 % |

Maturities of lease liabilities as of December 31, 2022 were as follows:

| | December 31, 2022 | |
| --- | --- | --- |
| | Operating Leases | Finance Leases |
| 2023 | $ 5,028 | $ 542 |
| 2024 | 4,840 | 473 |
| 2025 | 4,774 | 173 |
| 2026 | 4,714 | 155 |
| 2027 | 4,675 | 50 |
| 2028 and thereafter | 10,759 | — |
| Total undiscounted lease payments | $ 34,790 | $ 1,393 |
| Less: imputed interest | (7,467) | (50) |
| Total lease liabilities | $ 27,323 | $ 1,343 |

*Lease Costs*

The table below presents certain information related to the lease costs for the year ended December 31, 2022:

| | Year Ended December 31, |
| --- | --- |
| | 2022 |
| **Operating lease cost** | $ 5,640 |
| | |
| **Finance Leases** | |
| Amortization of right-of-use assets | 537 |
| Interest on lease liabilities | 66 |
| | |
| **Other Lease Costs** | |
| Short-term lease cost | 1,402 |
| Variable lease cost[1] | 1,235 |
| Total lease cost | $ 8,880 |

[1] Consist primarily of common-area maintenance, taxes and utilities

The table below presents certain supplemental information related to the cash flows for operating and finance leases recorded on the consolidated statements of cash flows:

| | Year Ended December 31, |
| --- | --- |
| | 2022 |
| Cash paid for amounts included in the measurement of lease liabilities | |
| Operating cash flows from operating leases | $ (5,427) |
| Operating cash flows from finance leases | $ (66) |
| Finance cash flows from finance leases | $ (777) |
| | |
| Right-of-use assets obtained in exchange for lease obligations: | |
| Operating lease liabilities | $ 29,202 |
| Finance lease liabilities | $ 694 |

Prior to the adoption of ASC 842, future minimum payments for noncancellable operating and finance leases as of December 31, 2021 under ASC 840 were as follows:

| | December 31, 2021 | | | |
| | Operating Leases | | Finance Leases | |
|---|---|---|---|---|
| 2022 | $ | 5,543 | $ | 771 |
| 2023 | | 4,315 | | 248 |
| 2024 | | 3,517 | | 183 |
| 2025 | | 718 | | 110 |
| 2026 | | 654 | | 98 |
| 2027 and thereafter | | 3,136 | | 33 |
| Total minimum future lease payments, operating leases | $ | 17,883 | $ | 1,443 |
| Less current portion | | | | (771) |
| Noncurrent portion | | | $ | 672 |

## Note 9. Commitments and Contingencies

### *Contingencies*

The Company is subject to claims and assessments from time to time in the ordinary course of business. Accruals for litigation and contingencies are reflected in the consolidated financial statements based on management's assessment, including the advice of legal counsel, of the expected outcome of litigation or other dispute resolution proceedings and/or the expected resolution of contingencies. Liabilities for estimated losses are accrued if the potential losses from any claims or legal proceedings are considered probable and the amounts can be reasonably estimated. Significant judgment is required in both the determination of probability of loss and the determination as to whether the amount can be reasonably estimated. Accruals are based only on information available at the time of the assessment due to the uncertain nature of such matters. As additional information becomes available, management reassesses potential liabilities related to pending claims and litigation and may revise its previous estimates, which could materially affect the Company's consolidated results of operations in a given period. As of December 31, 2022, and 2021, the Company was not involved in any material legal proceedings.

### *Indemnifications*

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but that have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

The Company has indemnified its Board of Directors and officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or officer, other than liabilities arising from willful misconduct of the individual. The Company currently has directors' and officers' insurance. The Company believes the estimated fair value of these obligations is minimal. The Company did not record any liabilities in connection with these possible obligations as of December 31, 2022 and 2021.

## Note 10. Redeemable Convertible Preferred Stock

Upon the completion of the Merger, all outstanding Legacy Joby redeemable convertible preferred stock converted into shares of common stock. As of December 31, 2022 and 2021, there were no holders of the Company's preferred stock.

## Note 11. Stock Warrants and Earnout Shares

*Private and Public Warrants*

In connection with the Merger, each of the 17,250,000 publicly-traded warrants ("Public Warrants") and 11,533,333 private placement warrants ("Private Warrants" and, together with the Public Warrants, the "Common Stock Warrants") issued to Reinvent Sponsor, LLC (the "Sponsor") in connection with RTP's initial public offering and subsequent overallotment were converted into an equal number of warrants that entitle the holder to purchase one share of the Company's Common stock, par value $0.0001 ("Common Stock") at an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of the Merger or earlier upon redemption or the Company's liquidation. Once the Common Stock Warrants become exercisable, the Company may redeem the outstanding Common Stock Warrants subject to certain Common Stock price and other conditions as defined in the Warrant Agreement between RTP and Continental Stock Transfer & Trust Company ("Warrant Agreement") and the Sponsor Agreement by and among the Company, Sponsor and RTP ("Sponsor Agreement"). During the year month ended December 31, 2022, no Common Stock Warrants were exercised.

The Private Warrants were initially recognized as a liability on August 10, 2021, at a fair value of $21.9 million. The Private Warrant liability was remeasured to fair value as of December 31, 2022 and 2021, resulting in a gain of $12.4 million and $3.9 million, respectively, which is included within the gain from change in the fair value of warrants and earnout shares in the consolidated statements of operations.

The Public Warrants were initially recognized as a liability on August 10, 2021 at a fair value of $32.8 million. The public warrant liability was remeasured to fair value based upon the market price as of December 31, 2022 and 2021, resulting in a gain of $18.6 million and $5.9 million, respectively, classified within the gain from change in the fair value of warrants and earnout shares in the consolidated statements of operations.

*Earnout Shares Liability*

In connection with the Reverse Recapitalization and pursuant to the Sponsor Agreement, Sponsor agreed to certain terms of vesting, lock-up and transfer with respect to the 17,130,000 common shares held by it ("Earnout Shares"). The terms of the Sponsor Agreement specify that the Earnout Shares will vest upon achieving certain specified release events. In accordance with ASC 815 Derivatives and Hedging, the Earnout Shares are not indexed to the Common Stock and therefore are accounted for as a liability ("Earnout Shares Liability") as of the Closing Date and subsequently remeasured at each reporting date with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations.

Under the vesting schedule, 20% of the Earnout Shares vest in tranches when the volume-weighted average price of the Company's common stock quoted on the NYSE is greater than $12.00, $18.00, $24.00, $32.00 and $50.00 for any 20 trading days within a period of 30 trading days (each such occurrence a "Triggering Event"). After 10 years following the consummation of the Merger (the "Earnout Period"), any Earnout Shares which have not yet vested are forfeited. No Earnout Shares vested as of December 31, 2022.

Earnout Shares Liability at the closing of the Merger on August 10, 2021, was $149.9 million based on a Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over the Earnout Period using the most reliable information available. No Earnout Shares vested as of December 31, 2022. During the years ended December 31, 2022 and 2021, the Company recognized a gain related to the change in the fair value of the Earnout Shares Liability of $65.8 million and $40.1 million, respectively, included within the gain from change in fair value of warrants and earnout shares in the consolidated statement of operations.

Assumptions used in the valuation of Earnout Shares are as follows:

|  | December 31, | | August 10, |
|  | 2022 | 2021 | 2021 |
|---|---|---|---|
| Expected volatility | 73.70 % | 72.10 % | 62.20 % |
| Risk-free interest rate | 3.92 % | 1.51 % | 1.36 % |
| Dividend rate | 0.00 % | 0.00 % | 0.00 % |
| Expected term (in years) | 8.61 | 9.61 | 10.00 |

*Delta Warrant*

In connection with the umbrella agreement that the Company entered with Delta Air Lines, Inc. ("Delta") on October 7, 2022, the Company sold and issued to Delta, in private placement, 11,044,232 shares of the Company's Common Stock, at the per-share purchase price of $5.4327, for an aggregate cash consideration of $60.0 million. In addition, the Company issued a warrant for Delta to purchase up to 12,833,333 shares of the Company's common stock in two tranches, subject to certain milestone achievement conditions ("Delta Warrant").

The first and the second tranches of the warrant permit Delta to purchase up to 7,000,000 and 5,833,333 shares of Common Stock at exercise prices of $10 and $12, respectively, starting from the date the applicable milestones are satisfied and ending on the ten year anniversary of the warrant issuance date. The number of shares and exercise price for both tranches is subject to value cap adjustment if the 30 day volume weighted average price per share of the Company's stock exceeds 150% of each respective tranche's exercise price, but disregarding any price increases occurring within 10 business days after a public announcement of the achievement of an applicable milestone, if any.

The Company concluded that no assets or liabilities were transferred by either party beyond the Company's issuance of common stock and warrants in exchange for the total cash consideration from Delta, that the umbrella agreement does not constitute a funded research and development agreement in the scope of ASC 730 "Research and Development" or a collaborative agreement in the scope of ASC 808 "Collaborative Agreements", and that the Delta Warrant is a freestanding financial instrument not indexed to the Company's own stock. Accordingly, the Company recognized the issuance of Common Stock as equity in addition paid-in capital on consolidated balance sheets and the Delta Warrant as liability on the consolidated balance sheets at fair value.

The Delta Warrant issuance was initially recognized as a liability on October 7, 2022, at a fair value of $16.1 million based on a Monte Carlo simulation valuation model using the most reliable information available. The Delta Warrant's liability was remeasured to fair value as of December 31, 2022, resulting in a gain of $1.2 million, which is included within the gain from change in the fair value of warrants and earnout shares in the consolidated statements of operations

Assumptions used in the valuation of Delta Warrants are as follows:

|  | December 31, 2022 | October 7, 2022 |
| --- | --- | --- |
| Expected volatility | 75.10 % | 72.20 % |
| Risk-free interest rate | 3.89 % | 3.89 % |
| Dividend rate | 0.00 % | 0.00 % |
| Expected term (in years) | 9.80 | 10.00 |

**Note 12. Stockholders' Equity**

The Company's Common Stock and Public Warrants trade on the NYSE under the symbol "JOBY" and "JOBY WS", respectively. Pursuant to the terms of the Amended and Restated Certificate of Incorporation, the Company is authorized to issue the following shares and classes of capital stock, each with a par value of $0.0001 per share: (i) 1,400,000,000 shares of common stock; and (ii) 100,000,000 shares of preferred stock.

The Company has retroactively adjusted the shares issued and outstanding prior to August 10, 2021 to give effect to the Exchange Ratio.

Preferred stock may be issued at the discretion of the Company's Board of Directors, as may be permitted by the General Corporation Law of the State of Delaware, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which the Company may provide equity incentives to employees, officers and directors, and in certain instances may be used as an antitakeover defense. As of December 31, 2022 and 2021, there were no preferred stock issued and outstanding.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders are not able to elect directors on the basis of their votes alone. As of December 31, 2022 and 2021, no dividends have been declared to date.

The Company had reserved common stock, on an as-converted basis, for future issuance as follows:

| | December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Stock options outstanding under 2016 Stock Plan | 17,093,447 | 21,252,552 |
| Unvested RSU's under 2016 Stock Plan | 6,635,600 | 10,032,871 |
| Unvested RSU's under 2021 Stock Plan | 21,901,527 | — |
| Remaining shares available for future issuance under the 2021 plan | 69,365,590 | 67,264,890 |
| Common stock warrants | 28,783,333 | 28,783,333 |
| Total common stock reserved | 143,779,497 | 127,333,646 |

### *Former Parent Reorganization*

At incorporation, the Company issued to its then parent entity Joby Holdings, Inc., a Delaware corporation (the "Former Parent") 101,581,936 common shares and assumed the substantial majority of the Former Parent's workforce. As a result, an aggregate of 98,802,553 shares of the Company's common stock held by Former Parent were cancelled and retired, and an aggregate of 98,357,200 shares of the Company's common stock were issued by the Company to the prior stockholders of Former Parent.

Accordingly, Former Parent Reorganization did not have an impact on the Company's financial statements, other than the disclosure of the number of legally issued and outstanding common shares, which decreased by 445,353 common shares, and the number of fully vested common stock options, which increased by 445,353 options.

### Note 13. Stock-based Compensation

### *Equity Compensation Plans*

In November 2016, the Company's Board of Directors adopted the 2016 Stock Option and Grant Plan ("2016 Plan") under which officers, employees, directors, consultants and other key persons of the Company or its affiliates may be granted incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock units. On August 10, 2021, the Company's Board of Directors amended the 2016 Plan to provide that no new awards could be granted under the 2016 Plan.

Under the 2016 Plan, stock options are generally granted with an exercise price equal to the estimated fair value of the Company's common stock, as determined by the Company's Board of Directors on the date of grant. Options generally have contractual terms of ten years. Incentive stock options (ISO) may only be granted to employees, whereas all other stock awards may be granted to employees, directors, consultants and other key persons.

Outstanding options generally vest over six years, contain a one year cliff, are exercisable immediately and, upon early exercise, are subject to repurchase by the Company at the original exercise price. If an ISO is granted to an optionee who, at the time of grant, owns more than 10% of the voting power of all classes of capital stock, the term of the ISO is five years. Options issued under the 2016 Plan must be priced at no less than the fair value of the shares on the date of the grant provided, however, that the exercise price of an option granted to a 10% stockholder is not less than 110% of the fair value of the shares on the date of grant. The Board of Directors determines the exercisability provisions of a stock option agreement at its sole discretion.

The fair value of the RSU's granted under the 2016 Plan is determined by the Company's Board of Directors on the date of grant. Generally, RSUs have six years vesting period and contractual terms of ten years.

On August 10, 2021, the Company adopted the 2021 Equity Incentive Plan ("2021 Plan"). Under the 2021 Plan, the Company can grant incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units and performance awards to employees, directors and consultants. Upon the effectiveness of the Company's 2021 Plan, the Company ceased to grant awards under the 2016 Plan. However, all outstanding awards under the 2016 Plan continue to be governed by their existing terms under the 2016 Plan. The number of shares available for issuance under the 2021 Plan will be increased on the first day of each fiscal year, beginning on January 1, 2022, in an amount equal to the lesser of (i) a number of shares equal to four percent (4%) of the total number of shares of all classes of common stock of the Company outstanding on the last day of the immediately preceding fiscal year, or (ii) such number of shares determined by the Company's Board of Directors. On December 31, 2022, the number of shares available for issuance under 2021 Plan was 69,365,590. On January 1, 2023, the number of shares available for issuance under 2021 plan increased by 24,904,113 shares.

*Stock Options Activity*

A summary of stock option activity for the year ended December 31, 2022 is as follows:

| Stock Option Activity | Number of Options | Weighted-Average Exercise Price Per Share | Weighted-Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Balances—December 31, 2021 | 21,252,552 | $ 0.66 | 7.95 | $ 141,137 |
| Additional shares authorized | | | | |
| Options canceled and forfeited | (1,369,505) | $ 0.68 | | |
| Repurchases | — | | | |
| Options granted | — | | | |
| Options exercised | (2,789,600) | $ 0.57 | | |
| Balances—December 31, 2022 | 17,093,447 | $ 0.68 | 6.97 | $ 45,689 |
| Vested and expected to vest | 17,093,447 | $ 0.68 | 6.97 | $ 45,689 |
| Shares exercisable (vested and unvested) | 7,457,584 | $ 0.53 | 6.65 | $ 21,030 |

The weighted-average grant date fair value of options granted in the years ended December 31, 2022, 2021 and 2020 was nil, $9.16 and $4.14, respectively. The total intrinsic value of options exercised was $12.0 million, $20.1 million and $3.1 million respectively, during the years ended December 31, 2022, 2021 and 2020.

The assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended 2020 were as follows:

| | Year Ended December 31, |
|---|---|
| | 2020 |
| Expected volatility | 49.9% - 73.5% |
| Expected dividend yield | — % |
| Expected term (in years) | 5.0 - 6.6 |
| Risk-free interest rate | 1.3% - 1.4% |

*Expected volatility* - As the Company was not publicly traded in 2020, the expected volatility for the Company's stock options was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to the Company's business corresponding to the expected term of the awards.

*Risk-free interest rate* - The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.

*Expected dividend yield* - The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

*Expected term* - The expected term represents the period these stock awards are expected to remain outstanding and is based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior.

*RSU Activity*

The following table summarizes the activity related to our RSUs for the year ended December 31, 2022:

| | Number of Shares | Weighted-Average Grant Date Fair Value Per Share | | Aggregate Intrinsic Value (in thousands) | |
|---|---|---|---|---|---|
| Balances—December 31, 2021 | 10,032,871 | $ | 8.60 | $ | 73,240 |
| Granted | 25,050,952 | $ | 5.00 | | |
| Vested | (4,850,245) | $ | 7.42 | | |
| Forfeited | (1,696,451) | $ | 6.76 | | |
| Balances—December 31, 2022 | 28,537,127 | $ | 5.75 | $ | 95,599 |

The total fair value of RSUs vested for the years ended December 31, 2022, 2021 and 2020 was $36.0 million, $0.2 million and nil, respectively.

On December 16, 2021, the Company's Board of Directors approved a performance-based bonus program under which RSUs were awarded in connection with the achievement of specified goals to be achieved in 2022 ("2022 Bonus Plan"). The RSU awards were granted when the achievement of each goal was approved by the Company's Board of Directors or Compensation Committee, and the RSUs vested on January 1, 2023 provided the employee or consultant continued to be a service provider on that date. The target bonus opportunity was equal to 30% of the employee's base salary as of the applicable grant date unless otherwise established by the Company's Compensation Committee, with stretch bonus goals that were one-third higher than the target amounts.

The Company recorded stock-based compensation expense of $18.0 million for the year ended December 31, 2022, in relation to 2022 Bonus Plan. The Company considered the probability of achieving of each of the performance goals at the end of each reporting period and recognized expense over the requisite period when achievement of the goal was determined to be probable, and adjusted the expense if the probability of achieving the goal later changed. In accordance with ASC 718 Compensation - Stock Compensation, awards under 2022 Bonus Plan were classified as a liability until such time that the respective milestones were met, at which point the liability was reclassified to equity. If it was determined that the milestone could not be met, the liability was reversed.

*Employee Stock Purchase Plan*

On August 10, 2021, the Company adopted the 2021 Employee Stock Purchase Plan ("2021 ESPP"). Under the 2021 ESPP, participating employees may be offered the option to purchase shares of the Company's Common Stock at a purchase price which equals 85% of the fair market value of the Company's common stock on the enrollment date or on the exercise date, whichever is lower. The number of shares of common stock available for issuance under the 2021 ESPP will be increased on the first day of each fiscal year beginning on January 1, 2022, in an amount equal to the lesser of (i) a number of shares of common stock equal to half percent (0.5%) of the total number of shares of all classes of common stock of the Company on the last day of the immediately preceding fiscal year, or (ii) such number of shares determined by the Company's Board of Directors. On December 31, 2022, the number of shares available for issuance under 2021 ESPP was 9,674,430. On January 1, 2023, the number of shares available for issuance under 2021 ESPP increased by 3,113,014 shares. The 2021 ESPP's first offering and purchase periods began in November 2022 with the first purchase period ending in May 2023. Accordingly, as of December 31, 2022, no shares have been issued under the 2021 ESPP. The stock-based compensation expense recognized for the 2021 ESPP was $0.4 million for the year ended December 31, 2022.

The assumptions in the Black-Scholes option-pricing models used to determine the fair value of 2021 ESPP awards granted during the year ended December 31, 2022, were as follows:

| | Year Ended December 31, 2022 |
|---|---|
| Expected volatility | 69.1% - 83.9% |
| Expected dividend yield | — % |
| Expected term (in years) | 0.5 - 1.0 |
| Risk-free interest rate | 4.5% - 4.6% |

*Expected volatility* - We estimate the expected volatility of our common stock on the date of grant based on the historical stock price volatility of our own common shares within the same length of period as the expected term.

*Risk-free interest rate* - The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.

*Expected dividend yield* - The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

*Expected term* - The expected term represents the period these stock awards are expected to remain outstanding and is based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior.

### *Stock-based compensation expense*

The following sets forth the total stock-based compensation expense for the Company's stock options included in the Company's consolidated statements of operations (in thousands):

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2022 | 2021 | 2020 |
| Research and development expenses | $ 49,713 | $ 19,426 | $ 6,130 |
| Selling, general and administrative expenses | 19,357 | 7,506 | 1,055 |
| Total stock-based compensation expense | $ 69,070 | $ 26,932 | $ 7,185 |

As of December 31, 2022, total unrecognized compensation cost related to stock awards was $185.8 million to be recognized over a weighted average remaining requisite service period of approximately 4.0 years.

### *Shares subject to repurchase*

The Company also allows certain option holders to exercise unvested options and holders of stock purchase rights to purchase shares of unvested common stock. Common shares received from such early exercises are subject to a right of repurchase at the original issuance price. The Company's repurchase right with respect to these shares typically lapse over six years as the shares become vested. As of December 31, 2022 and 2021, 3,923,509 and 6,918,483 shares, respectively, were subject to repurchase at a weighted average price of $0.10 per share and $0.10 per share, respectively, and $0.4 million and $0.7 million, respectively, was recorded as a stock repurchase liability in early exercised stock option liabilities on the consolidated balance sheets.

In addition, upon completion of the Reverse Recapitalization 2,677,200 Series C Preferred shares which were subject to time-based vesting conditions were converted to restricted common shares. As of December 31, 2022, the number of such shares that were subject to repurchase was 2,007,595.

### Note 14. Income Taxes

The components of loss before taxes are as follows (in thousands):

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2022 | 2021 | 2020 |
| United States | $ (249,550) | $ (184,183) | $ (114,010) |
| International | (8,401) | (6,678) | (123) |
| Loss before income taxes | $ (257,951) | $ (190,861) | $ (114,133) |

The provision for income taxes is as follows (in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Current | | | |
| Federal | $ — | $ — | $ — |
| State | 7 | 1 | 24 |
| Foreign | 85 | 6 | 7 |
| Total current provision | 92 | 7 | 31 |
| Deferred | | | |
| Federal | — | (7,917) | — |
| State | — | (2,627) | — |
| Total deferred benefit | — | (10,544) | — |
| Total provision (benefit) | $ 92 | $ (10,537) | $ 31 |

A reconciliation of the statutory U.S. federal rate to the Company's effective tax rate is as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| | % | % | % |
| Tax at federal statutory rate | (21.0)% | (21.0)% | (21.0)% |
| State taxes, net of federal benefit | (9.1)% | (7.3)% | (6.7)% |
| Permanent differences | (6.3)% | (0.1)% | 0.2 % |
| Change in valuation allowance | 41.8 % | 27.9 % | 32.5 % |
| Tax credits | (5.4)% | (5.0)% | (5.0)% |
| Effective income tax rate | 0.0 % | (5.5)% | 0.0 % |

Significant components of the Company's net deferred tax assets as of December 31, 2022, 2021 and 2020 (in thousands):

| | December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Deferred tax assets: | | | |
| Net operating loss carryforwards | $ 161,239 | $ 124,591 | $ 72,785 |
| Research and development credits | 36,886 | 22,995 | 13,499 |
| Accruals and reserves | 148 | 518 | 493 |
| Property and equipment | 4,260 | 1,362 | 811 |
| Stock-based compensation | 14,416 | 4,651 | 649 |
| Goodwill | 4,920 | 3,819 | — |
| Intangibles | 900 | 355 | — |
| Lease Liability | 600 | — | — |
| Capitalized R&D | 42,676 | — | — |
| Total deferred tax assets | 266,045 | 158,291 | 88,237 |
| Valuation allowance | (249,382) | (141,618) | (88,237) |
| Net deferred tax assets | 16,663 | 16,673 | — |
| Deferred tax liabilities | | | |
| Contractual agreement | (16,663) | (16,673) | — |
| Total deferred tax liabilities | (16,663) | (16,673) | — |
| Net deferred tax assets | $ — | $ — | $ — |

In connection with the acquisition of Uber Elevate on January 11, 2021, a deferred tax liability was established for the book versus tax basis difference associated with the contractual agreement asset (Note 5). This deferred tax liability created an additional source of income to realize the Company's deferred tax assets. As the Company continues to maintain a full valuation allowance against its net deferred tax assets, this additional source of income resulted in a corresponding release of the Company's previously recorded valuation allowance against its net deferred tax assets. Consistent with the applicable guidance, this release of the valuation allowance was recorded in the consolidated statements of operations as an income tax benefit.

The following shows the changes in the gross amount of unrecognized tax benefits as follows (in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Unrecognized tax benefits, beginning of the year | $ 8,518 | $ 4,995 | $ 2,872 |
| Increases related to prior year tax positions | 219 | 3,523 | — |
| Decreases related to prior year tax positions | — | — | — |
| Increases related to current year tax positions | 5,834 | — | 2,123 |
| Unrecognized tax benefits, end of year | $ 14,571 | $ 8,518 | $ 4,995 |

The Company has adopted the accounting policy that interest and penalties recognized are classified as part of its income taxes. The Company does not anticipate that its total unrecognized tax benefits will significantly change due to settlement of examination or the expiration of statute of limitations during the next 12 months. Due to the full valuation allowance at December 31, 2022, current adjustments to the unrecognized tax benefit will have no impact on our effective income tax rate. Any adjustments made after the valuation allowance is released will have an impact on the tax rate.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the business in which the Company operates, projections of future profitability are difficult and past operating results are not necessarily indicative of future profitability. Management does not believe it is more likely than not that the deferred income tax assets will be realized; accordingly, a full valuation allowance has been established on net deferred income tax assets. The valuation allowance increased by $107.8 million during the year ended December 31, 2022, and by $53.4 million during the year ended December 31, 2021.

As of December 31, 2022, the Company had federal net operating loss carryforwards ("NOLs") of $516.2 million, of which approximately $15.8 million will begin to expire in 2036 and the remainder do not expire. As of December 31, 2021, the Company had federal NOLs of $448.9 million of which approximately $15.8 million will expire between 2036 and 2037 and the remainder do not expire. As of December 31, 2022 and 2021, the Company had state NOLs of $745.0 million and $435.0 million, respectively, that will begin to expire in 2032. In addition, the Company had foreign NOLs of $9.9 million and $0.1 million as of December 31, 2022 and 2021, respectively.

At December 31, 2022, the Company had federal research and development credits of $28.4 million and California research and development credits of $26.1 million. The federal credits will expire beginning 2032, while California credits have no expiration. At December 31, 2021, the Company had federal research and development credits of $17.7 million and California research and development credits of $16.3 million. The federal credits will expire beginning 2036, while California credits have no expiration.

The federal and state net operating loss and credit carryforwards may be subject to significant limitations under Sections 382 and 383 of the Internal Revenue Code (Code) and similar provisions of state law. These Code sections limit the federal net operating loss and credit carryforwards that may be used in any year in the event of an "ownership change". A Section 382 "ownership change" generally occurs if one or more shareholders or groups of shareholders, who own at least 5% of the Company's stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three years period. The Company may have previously experienced, and may in the future experience, one or more Section 382 "ownership changes". If so, the Company may lose some or all of the tax benefits of its NOLs and tax credits. The extent of such limitations for prior years, if any, has not been determined.

The Company currently has no federal or state tax examinations in progress nor has it had any federal or state tax examinations since its inception. As a result of the Company's net operating loss and credit carryforwards all of its years are subject to federal and state examination.

## Note 15. Related Party Transactions

The Company's Chief Executive Officer and founder has ownership interests in certain vendors providing services to the Company. These services purchased from these vendors include rent of office space and certain utilities and maintenance services related to the property on which the rented premises are located. Expenses and related payments to these vendors totaled $0.7 million, $1.3 million and $1.5 million during the years ended December 31, 2022, 2021 and 2020, respectively. The Company owed these vendors nil and $0.1 million as of December 31, 2022 and 2021, respectively.

Subsequent to deconsolidation of SummerBio in 2020 (Note 2), the Company entered into certain transactions with SummerBio including purchases of COVID-19 testing services for its employees for the total amount of $1.3 million, $1.6 million and $0.1 million during the years ended December 31, 2022, 2021 and 2020, respectively, as well as providing its personnel to SummerBio to assist in SummerBio's research and development efforts and thus generating income of $0.2 million during the year ended December 31, 2020, which was included as a reduction of the Company's research and development expenses. Total amount due to SummerBio at December 31, 2022 and 2021 was nil and $0.1 million, respectively.

## Note 16. Net Loss per Share Attributable to Common Stockholders

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. Because the Company reported a net loss for 2022 and 2021, the number of shares used to calculate diluted net loss per common share is the same as the number of shares used to calculate basic net loss per common share for those periods presented because the potentially dilutive shares would have been antidilutive if included in the calculation.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Numerator: | | | |
| Net loss attributable to common stockholders | $ (258,043) | $ (180,324) | $ (114,164) |
| Denominator: | | | |
| Weighted-average shares outstanding | 585,544,043 | 294,851,732 | 103,946,993 |
| Net loss per share attributable to common stockholders, basic and diluted | $ (0.44) | $ (0.61) | $ (1.10) |

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Redeemable convertible preferred stock | — | — | 332,764,215 |
| Common stock warrants | 28,783,333 | 28,783,333 | 758,515 |
| Unvested restricted stock awards | 2,007,595 | 3,029,781 | 547,101 |
| Unvested restricted stock units | 28,537,127 | 10,032,870 | — |
| Unvested early exercised common stock options | 3,923,509 | 6,454,354 | 9,393,779 |
| Options to purchase common stock | 17,093,447 | 20,807,198 | 24,576,859 |
| Earnout Shares | 17,130,000 | 17,130,000 | — |
| Total | 97,475,011 | 86,237,536 | 368,040,469 |

## Note 17. Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date financial statements were issued. The Company did not identify any subsequent events or transactions that would have required adjustment or disclosure in the financial statements.

**Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures**

None.

**Item 9A. Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (2) accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

Our management, with the participation of our principal executive officer and principal financial and accounting officer, evaluated the effectiveness of our disclosure controls and procedures at the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our principal executive officer and principal financial and accounting officer have concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of December 31, 2022 due to the material weakness in our internal control over financial reporting described below.

However, after giving full consideration to the material weakness described below, and the additional analyses and other procedures we performed to ensure that our consolidated financial statements included in this Annual Report on Form 10-K were prepared in accordance with U.S. GAAP, our management has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with U.S. GAAP.

**Management's Report on Internal Control over Financial Reporting**

Management, under the supervision of our principal executive officer and principal financial and accounting officer, is responsible for establishing and maintaining adequate internal control over our financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management evaluated the design and operating effectiveness of our internal control over financial reporting based on the criteria established in the *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2022 due to the material weakness described below.

Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in their report, which appears herein.

**Progress Addressing Previously Reported Material Weakness**

In connection with the audit of our consolidated financial statements for the years ended December 31, 2019 and 2020, we identified a material weakness in our internal control over financial reporting. The material weakness related to the lack of sufficient full-time accounting personnel with deep technical accounting knowledge to execute, review and approve all aspects of the financial statement close and reporting process.

During the year ended December 31, 2022, our management, with the oversight of the Audit Committee of our Board of Directors, designed and implemented measures to remediate the control deficiencies contributing to the material weakness and completed testing of the operating effectiveness of internal controls. These remediation efforts, which continued initiatives that began during the year ended December 31, 2021, included the following:

- Significantly increased our accounting and financial reporting personnel, including hiring of CPAs, and technical accounting and SEC reporting resources with requisite technical accounting knowledge.
- Expanded usage of external consulting firms to provide advisory support for technical accounting guidance and valuation support to ensure proper identification, quantification, and resolution of complex and / or non-routine accounting issues.
- Designed and implemented controls to formalize review procedures around the financial close process with appropriate segregation of duties.

While significant progress has been made to improve our internal control over financial reporting, not all aspects of our past material weakness have been sufficiently remediated. The remaining aspect of the material weakness relates to the lack of sufficient accounting resources with deep technical accounting knowledge to identify and resolve complex accounting issues in a timely manner. Remediation of the material weakness will require further validation and testing of the operating effectiveness of the applicable remedial controls over a sustained period of financial reporting cycles.

**Changes in Internal Control over Financial Reporting**

During the most recently completed fiscal quarter, other than as described above, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information**

None.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

## Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item, including information about our Executive Officers, Non-Employee Directors and Corporate Governance matters, is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC, no later than 120 days after December 31, 2022.

## Item 11. Executive Compensation

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

## Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

## Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

## Item 15. Exhibits, Financial Statement Schedules

### Consolidated Financial Statements

Our consolidated financial statements are listed in the "Index to Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

### Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable, not material or the required information is shown in Part II, Item 8 of this Annual Report on Form 10-K.

### Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

| Exhibit Number | Description | Incorporation by Reference | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Exhibit | Filing Date | |
| 2.1† | Agreement and Plan of Merger, dated as of February 23, 2021, by and among the Registrant, RTP Merger Sub Inc. and Joby Aero, Inc. | S-4 | 2.1 | 7/6/2021 | |
| 3.1 | Amended and Restated Certificate of Incorporation of Joby Aviation, Inc. | S-4 | 3.2 | 7/6/2021 | |
| 3.2 | Bylaws of Joby Aviation, Inc. | S-4 | 3.3 | 7/6/2021 | |
| 4.1 | Warrant Agreement, dated as of September 16, 2020, by and between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent. | 8-K | 4.1 | 9/21/2020 | |
| 4.1(a) | Form of Amendment to the Warrant agreement, by and between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent. | S-4 | 4.5 | 7/6/2021 | |
| 4.2 | Specimen Warrant Certificate. | 8-K | 4.1 | 9/21/2020 | |
| 4.3 | Description of the Registrant's Securities | | | | X |
| 10.1 | Sponsor Agreement, dated as of February 23, 2021, by and among the Registrant, Reinvent Sponsor LLC and Joby Aero, Inc. | S-4 | 10.2 | 7/6/2021 | |
| 10.2 | Form of Subscription Agreement, by and between the Registrant and the undersigned subscriber party thereto. | S-4 | 10.3 | 7/6/2021 | |
| 10.3† | Amended and Restated Registration Rights Agreement, by and among Joby Aviation, Inc. and the other parties thereto. | S-4 | 10.4 | 7/6/2021 | |
| 10.4 | Form of Majority Company Equityholders Lock-Up Agreement. | S-4 | 10.5 | 7/6/2021 | |
| 10.5 | Form of Indemnification Agreement. | S-1 | 10.11 | 8/17/2021 | |
| 10.6+ | Joby Aviation, Inc. 2021 Incentive Award Plan. | S-1 | 10.12 | 8/17/2021 | |
| 10.7+ | Form of Stock Option Agreement (included in Exhibit 10.8). | S-1 | 10.13 | 8/17/2021 | |
| 10.8+ | Form of Restricted Stock Unit Award Agreement. | S-8 | 99.3 | 12/17/2021 | |
| 10.9+ | Joby Aviation, Inc. 2021 Employee Stock Purchase Plan. | S-1 | 10.15 | 8/17/2021 | |
| 10.10# | Collaboration Agreement, dated as of January 11, 2021, by and between Joby Aero, Inc. and Uber Technologies, Inc. | S-4 | 10.23 | 7/6/2021 | |
| 10.11# | Amendment No. 1 dated September 1, 2022, to the Collaboration Agreement, dated January 11, 2021, by and between Joby Aero, Inc. and Uber Technologies, Inc. | 10-Q | 10.2 | 11/4/2022 | |
| 10.12# | Amended and Restated Collaboration Agreement, dated as of August 30, 2019, by and between Joby Aero, Inc. and Toyota Motor Corporation. | S-4 | 10.24 | 7/6/2021 | |
| 10.13# | Memorandum of Understanding, dated as of February 20, 2021, by and between Joby Aero, Inc. and Toyota Motor Corporation. | S-4 | 10.25 | 7/6/2021 | |
| 10.14# | Modification to Other Transaction for Prototype Agreement, dated as of July 14, 2020, by and between Joby Aero, Inc. and The United States Air Force. | S-4 | 10.26 | 7/6/2021 | |
| 10.15# | Other Transaction for Prototype Agreement between the United States Air Force and Joby Aero, Inc. dated March 3, 2022 | 10-Q | 10.1 | 5/13/2022 | |
| 10.16# | Other Transaction for Prototype Agreement between the United States Air Force and Joby Aero, Inc. dated July 28, 2022 | 10-Q | 10.1 | 11/4/2022 | |
| 10.17+ | Non-employee Director Compensation Program | 10-K | 10.16 | 3/28/2022 | |

| | | | | | | |
|---|---|---|---|---|---|---|
| 10.18+ | Offer letter, dated December 21, 2020, by and between Joby Aero, Inc. and Eric Allison | 10-K | 10.17 | 3/28/2022 | |
| 10.19+ | Offer letter, dated February 1, 2021, by and between Joby Aero, Inc. and Matt Field | 10-K | 10.18 | 3/28/2022 | |
| 10.20+ | Letter Agreement, dated July 6, 2022, by and between Joby Aero, Inc. and Matt Field | 10-Q | 10.2 | 8/12/2022 | |
| 10.21# | Umbrella Agreement, dated October 7, 2022, among Delta Air Lines, Inc., Joby Aero, Inc., and Joby Aviation, Inc. | 8-K | 10.1 | 10/11/2022 | |
| 10.22 | Subscription Agreement, dated October 7, 2022, between Delta Air Lines, Inc. and Joby Aviation, Inc. | 8-K | 10.2 | 10/11/2022 | |
| 10.23 | Warrant Agreement, dated October 7, 2022, between Delta Air Lines, Inc. and Joby Aviation, Inc. | 8-K | 10.3 | 10/11/2022 | |
| 10.24 | Registration Rights Agreement, dated October 7, 2022, between Delta Air Lines, Inc. and Joby Aviation, Inc. | 8-K | 10.4 | 10/11/2022 | |
| 10.25 | Purchase and Sale Agreement, dated November 4, 2022, by and between Frederick Electronics Corporation, Plantronics, Inc., and Joby Aero, Inc. | 8-K | 10.1 | 11/9/2022 | |
| 21.1 | Significant Subsidiaries of Joby Aviation, Inc. | | | | X |
| 23.1 | Consent of Deloitte & Touche LLP | | | | X |
| 24.1 | Powers of Attorney (included on the signature page to the Report) | | | | X |
| 31.1 | Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1834, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 31.2 | Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1834, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 32.1* | Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 32.2* | Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 101.INS | Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document. | | | | |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document | | | | |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document | | | | |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document | | | | |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document | | | | |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document | | | | |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document) | | | | |

---

† The annexes, schedules, and certain exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

+ Indicates a management contract or compensatory plan.

# Certain portions of this exhibit (indicated by "[***]") have been omitted pursuant to Regulation #S-K, Item 601(b)(10).

* These certifications are furnished to the SEC pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

## Item 16. Form 10-K Summary

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Cruz, State of California, on February 28, 2023.

**Joby Aviation, Inc.**

By: /s/ Matthew Field

Name: Matthew Field

Title: Chief Financial Officer

## POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of JoeBen Bevirt and Matthew Field, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments to this Annual Report on Form 10-K and all further amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities indicated and on February 28, 2023.

| Signature | Title |
|---|---|
| /s/ JoeBen Bevirt | Chief Executive Officer and Director |
| JoeBen Bevirt | (Principal Executive Officer) |
| /s/ Matthew Field | Chief Financial Officer |
| Matthew Field | (Principal Financial Officer and Principal Accounting Officer) |
| /s/ Aicha Evans | Director |
| Aicha Evans | |
| /s/ Halimah DeLaine Prado | Director |
| Halimah DeLaine Prado | |
| /s/ Reid Hoffman | Director |
| Reid Hoffman | |
| /s/ James Kuffner | Director |
| James Kuffner | |
| /s/ Dipender Saluja | Director |
| Dipender Saluja | |
| /s/ Paul Sciarra | Director |
| Paul Sciarra | |
| /s/ Laura Wright | Director |
| Laura Wright | |